As filed with the Securities
                           and Exchange Commission on
                                December 15, 2000
                                Registration No.
                                                811-10219

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM S-6


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                         INITIAL REGISTRATION STATEMENT

             TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-5 OF

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                           (Exact Name of Registrant)

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                             1150 SOUTH OLIVE STREET

                              LOS ANGELES, CA 90015
                     (Address of Principal Executive Office)

Name and Address of Agent for Service:               Copies to:
--------------------------------------               ----------
James W. Dederer, Esq.                               Frederick R. Bellamy, Esq.
Executive Vice President, General Counsel            Sutherland, Asbill & Brennan LLP
and Corporate Secretary                              1275 Pennsylvania Avenue, N. W.
Transamerica Occidental Life Insurance Company       Washington, D.C.  20004
1150 South Olive Street
Los Angeles, CA 90015

     It is proposed that this filing will become effective:

_____immediately upon filing pursuant to paragraph (b)
_____On (________)pursuant  to  paragraph  (b)
_____60  days after filing  pursuant to paragraph  (a)(1)
_____On  (date) pursuant to paragraph  (a)(1)
_____On (date) pursuant to paragraph (a)(2) of Rule 485

                      Title of securities being registered:

                 Flexible Premium Variable Life Insurance Policy

     Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), shall determine.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N-8B-2. The prospectus consists of ____ pages. The undertaking to file reports.

The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representations Pursuant to Section 26(e) of the Investment Company Act of 1940

The signatures.

Written consents of the following persons:

     1.    Ernst & Young LLP
     2.     Actuarial Opinion

The following exhibits:
     1.    Exhibit 1
     (Exhibits required by paragraph A of the instructions to Form N-8B-2)

           (1)    Certified  copy of  Resolutions  of the Board of  Directors  of the  Company  of
                  December 6, 1996 establishing the Transamerica  Occidental Life Separate Account
                  VUL-4. 1/

           (2)    Not Applicable.

           (3)    (a)    Form of  Distribution  Agreement  between  Transamerica  Securities
                         Sales  Corporation  and  Transamerica   Occidental  Life  Insurance
                         Company. 1/

                  (b)    Form  of  Sales  Agreement  between  Transamerica  Life  Companies,
                         Transamerica Securities Sales Corporation and Broker-Dealers 1/


           (4)    Not Applicable.

           (5)    Forms of Policy and Policy riders. 1/

           (6)    Organizational documents of the Company, as amended. 1/

           (7)    Not Applicable.

           (8)    Form of Participation Agreement between: Transamerica Occidental Life Insurance Company and:

                  (a) re The Alger American Fund 1/
                   (b) re Alliance Variable Products Series Fund, Inc. 1/
                   (c) re Dreyfus Variable Investment Fund 1/
                   (d) re Janus Aspen Series 1/
                   (e) re MFS Variable Insurance Trust 1/
                   (f) re Morgan Stanley Universal Funds, Inc. 1/
                   (g) re OCC Accumulation Trust 1/
                   (h) re Transamerica Variable Insurance Fund, Inc. 1/
                  (i) re  PIMCO Variable Insurance Trust 1/

           (9)    Administrative Agreements.

           (10)   Form of Application. 1/

           (11)   Issuance, Transfer and Redemption Procedures Memorandum. 1/

           (12)   Financial Data Schedule.

     2.    Form of Policy and Policy riders are included in Exhibit 1 above.

     3.    Opinion of Counsel. 1/

     4.    Not Applicable.

     5.    Not Applicable.

     6.    Actuarial Consent  1/

     7.    Consent of Independent Accountants

     8.    Powers of Attorney 1/

     1/    Filed herewith.
     --


                                     PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

Article V, Section I, of Transamerica's Bylaws provides: Each person who was or is a party or is threatened to be made a party to or is involved, even as a witness, in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by statutory and decisional law, as the same exists or may hereafter be interpreted or amended (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing, in any Proceeding (hereafter "Expenses"); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right. (It is the Corporation's intent that these bylaws provide indemnification in excess of that expressly permitted by Section 317 of the California General Corporation Law, as authorized by the corporation's Articles of Incorporation.)

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The directors and officers of Transamerica Occidental Life Insurance Company are covered under a Directors and Officers liability program which includes direct coverage to directors and officers (Coverage A) and corporate reimbursement (Coverage B) to reimburse the Company for indemnification of its directors and officers. Such directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers. In general, the term "loss" means any amount which the insureds are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement or omission caused, committed or attempted by a director or officer while acting individually or collectively in their capacity as such, claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $95,000,000 for Coverage A and $80,000,000 for Coverage B for the period 11/15/98 to 11/15/2000. Coverage B is subject to a self insured retention of $15,000,000. The primary policy under the program is with CNA Lloyds, Gulf, Chubb and Travelers.

REPRESENTATIONS PURSUANT TO SECTION 26(E) OF THE INVESTMENT COMPANY ACT OF 1940 Transamerica hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Transamerica Occidental Life Separate Account VUL-5, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles, and the State of California, on this 15th day of December, 2000.

               Transamerica Occidental Life Separate Account VUL-5
                                  (Registrant)

(SEAL)






Attest:/s/Gina Grusman                 By:/s/ David M. Goldstein
(Title) SEC Filing Coordinator           (Name)  David M. Goldstein
                                        (Title)  Vice President

                 Transamerica Occidental Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, Transamerica Occidental Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles and the State of California, on the 15th day of December, 2000.

                 Transamerica Occidental Life Insurance Company

(SEAL)


Attest:/s/Gina Grusman                 By:/s/ David M. Goldstein
(Title) SEC Filing Coordinator           (Name)  David M. Goldstein
                                        (Title)  Vice President


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signatures                                  Titles                                      Date
Ron F. Wagley*                      ___________________________                         December 15, 2000
                                    President  and Director
Patrick S. Baird*                   ___________________________                         December 15, 2000
                                    Director
Brenda K. Clancy*                   ___________________________                         December 15, 2000
                                    Director and Senior Vice President
James W. Dederer*                   ___________________________                         December 15, 2000
                                    Director, General Counsel and Secretary

George A. Foegele*                  __________________________                          December 15, 2000
                                    Director
Douglas C. Kolsrud*                 __________________________                          December 15, 2000
                                    Director and  Senior Vice President
Richard N. Latzer*                  __________________________                          December 15, 2000
                                    Director and Investment Officer
Karen O. MacDonald*                 _________________________                           December 15, 2000
                                    Director and Acting Chief Financial Officer

Gary U. Rolle'*                     _________________________                           December 15, 2000
                                    Director and Investment Officer
Paul E. Rutledge III*               _________________________                           December 15, 2000
                                    Director and President - Reinsurance Division

Craig D. Vermie*                    _________________________                           December 15, 2000
                                    Director, Vice President and Counsel



_____________________________________       On December 15, 2000 as Attorney-in-Fact pursuant to
*By: David M. Goldstein                              powers of attorney filed herewith.


                                 PROSPECTUS FOR


                                   TRANSULTRAR


                        VARIABLE UNIVERSAL LIFE INSURANCE

                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                    ISSUED BY

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY


              OFFERING 19 SUB-ACCOUNTS UNDER SEPARATE ACCOUNT VUL-5


                         IN ADDITION TO A FIXED ACCOUNT


PLEASE NOTE THAT THE POLICIES AND THE PORTFOLIOS                 PORTFOLIOS ASSOCIATED WITH SUB-ACCOUNTS
                                                                 ---------------------------------------
ARE NOT GUARANTEED TO ACHIEVE THEIR GOALS AND                         ALGER AMERICAN INCOME & GROWTH
ARE SUBJECT TO RISKS, INCLUDING POSSIBLE LOSS OF                 ALLIANCE VP GROWTH AND INCOME - CLASS B
AMOUNT INVESTED. PLEASE READ THIS PROSPECTUS                       ALLIANCE VP PREMIER GROWTH - CLASS B
CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT                           DREYFUS VIF APPRECIATION
SHOULD BE READ WITH THE CURRENT PROSPECTUS FOR                            DREYFUS VIF SMALL CAP
THE PORTFOLIOS.                                                JANUS ASPEN SERIES BALANCED - SERVICE SHARES
                                                           JANUS ASPEN SERIES WORLDWIDE GROWTH - SERVICE SHARES

NEITHER THE SEC NOR THE STATE SECURITIES COMMISSIONS                   MFS(R)EMERGING GROWTH SERIES
HAVE APPROVED THIS INVESTMENT OFFERING OR DETERMINED                  MFS(R)GROWTH WITH INCOME SERIES
THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY                          MFS(R)RESEARCH SERIES
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.                 MS UIF EMERGING MARKETS EQUITY
                                                                           MS UIF FIXED INCOME

The Securities and Exchange Commission maintains a web                      MS UIF HIGH YIELD
site (http://www.sec.gov) that contains                                MS UIF INTERNATIONAL MAGNUM
                                                                      OCC ACCUMULATION TRUST MANAGED

material incorporated by reference and other                         OCC ACCUMULATION TRUST SMALL CAP
information regarding registrants that file                        PIMCO VIT STOCKSPLUS GROWTH & INCOME
electronically with the Commission.                                      TRANSAMERICA VIF GROWTH
                                                                      TRANSAMERICA VIF MONEY MARKET


                 Transamerica Occidental Life Insurance Company

                             1150 South Olive Street

                              Los Angeles, CA 90015

                           http://www.transamerica.com


                               DRAFT 6 - 12/15/00

                                   May 1, 2001



                                                    TABLE OF CONTENTS

DEFINITIONS...............................................................................................  4
SUMMARY    6
TABLES OF FEES AND EXPENSES...............................................................................  7
TABLE OF SEPARATE ACCOUNT INVESTMENT OPTIONS AND INVESTMENT ADVISERS...................................... 12

DESCRIPTION OF TRANSAMERICA, THE SEPARATE
 ACCOUNT AND THE PORTFOLIOS............................................................................... 13
         Transamerica Occidental Life Insurance Company................................................... 13
         Insurance Marketplace Standards Association...................................................... 13
         The Separate Account............................................................................. 13
         The Portfolios................................................................................... 13
         Portfolios Not Publicly Available................................................................ 16
CHARGES AND DEDUCTIONS.................................................................................... 16
         Administrative Charge............................................................................ 16
         Surrender Penalty................................................................................ 17
         Allocation Change Charge......................................................................... 17
         Transfer Fee..................................................................................... 17
         Additional Illustrations......................................................................... 17
         Accelerated Death Benefit Rider.................................................................. 17
         Mortality and Expense Risk Charge................................................................ 17
         Monthly Deductions............................................................................... 18
         Reinstatement Interest Charges................................................................... 19
         Portfolio Expenses............................................................................... 19
         Possible Tax Charge.............................................................................. 19
THE POLICY................................................................................................ 19
         Owner............................................................................................ 19
         Beneficiary...................................................................................... 20
         Application for a Policy......................................................................... 20
         Minimum Initial Face Amount...................................................................... 21
         Effective Date of Coverage....................................................................... 21
         Policy Date...................................................................................... 21
         Backdating a Policy.............................................................................. 22
         Reallocation Date................................................................................ 22
         Free Look Period................................................................................. 22
         Transfers........................................................................................ 22
         Other Restrictions on Transfers.................................................................. 23
         Dollar Cost Averaging or DCA..................................................................... 23
         Automatic Account Rebalancing or AAR............................................................. 24
         Telephone Access Privilege....................................................................... 25
         Guaranteed Exchange Option.......................................................................
DEATH BENEFIT............................................................................................. 29
         Proof of Death................................................................................... 30
         Death Benefit Options............................................................................ 30
         Transfers After Insured's Death.................................................................. 31
         Settlement Provisions............................................................................ 31
         Option to Change the Face Amount................................................................. 32

PREMIUMS  32


         Required Premiums................................................................................
         Layer Allocation.................................................................................
         Premium Qualification Credit..................................................................... 33
         Premium Limitation............................................................................... 33
         Continuation of Insurance........................................................................ 34
ALLOCATION OF NET PREMIUMS................................................................................ 34
         Initial Premium.................................................................................. 34
         Subsequent Premiums.............................................................................. 35
         Crediting of Net Premiums Before Reallocation Date............................................... 35



UNIT AND UNIT VALUES...................................................................................... 35
         Valuation of Units............................................................................... 35
         Unit Values...................................................................................... 35
ACCUMULATION VALUE........................................................................................ 36
         Determination of Accumulation Value.............................................................. 36
         Sub-Accounts..................................................................................... 36
         Fixed Account.................................................................................... 36
         Loan Account..................................................................................... 36
         Partial Surrenders............................................................................... 36
         Surrender Penalty Free Withdrawals............................................................... 37

NONFORFEITURE OPTION - FULL SURRENDER..................................................................... 38
POLICY LOANS.............................................................................................. 38

         Loan Repayment................................................................................... 38
         Effect of Policy Loans........................................................................... 39
GRACE PERIOD.............................................................................................. 39
REINSTATEMENT............................................................................................. 40
OTHER BENEFITS............................................................................................ 41

         Automatic Premium Loan Endorsement...............................................................
         Endorsement to Modify Grace Period............................................................... 43
         Accelerated Death Benefit Option Endorsement..................................................... 44
         Full Death Benefit Rider......................................................................... 47
         Guaranteed Insurability Rider....................................................................
         Accident Indemnity Rider.........................................................................
         Waiver Provision Rider...........................................................................
         Insurance on Children Rider......................................................................
         Extra Surrender Penalty Free Withdrawal Endorsement..............................................
         Option for Additional Insurance Endorsement......................................................

OTHER POLICY PROVISIONS................................................................................... 48
         Incontestability of the Policy................................................................... 48
         Suicide.......................................................................................... 48
         Delay of Payments................................................................................ 48
FEDERAL TAX CONSIDERATIONS................................................................................ 48
         Transamerica Occidental Life Insurance Company and


            The Separate Account.......................................................................... 48
         Taxation of the Policies......................................................................... 49
         Withholding...................................................................................... 49
         Policy Loans..................................................................................... 49
         Interest Disallowance............................................................................ 49
         Modified Endowment Contracts..................................................................... 50
         Distributions Under Modified Endowment Contracts................................................. 50
         Special Rules for Pension Plans
VOTING RIGHTS.............................................................................................

REPORTS   50

DIRECTORS AND PRINCIPAL OFFICERS OF

         TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY................................................... 51
PERFORMANCE INFORMATION................................................................................... 52
DISTRIBUTION.............................................................................................. 55
LEGAL PROCEEDINGS......................................................................................... 55
ADDITION, DELETION OR SUBSTITUTION OF PORTFOLIOS..........................................................
INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS............................................................. 55
FURTHER INFORMATION....................................................................................... 56
APPENDIX A - THE FIXED ACCOUNT............................................................................ 57
APPENDIX B - SETTLEMENT OPTIONS........................................................................... 59

APPENDIX C - ILLUSTRATIONS OF DEATH BENEFIT,

         ACCUMULATION VALUES AND ACCUMULATED PAYMENTS..................................................... 60
APPENDIX D - DEATH BENEFIT FACTORS


DEFINITIONS


ACCUMULATION VALUE of the policy is the sum of the accumulation value of the base policy and the accumulation value of each layer.


ADMINISTRATIVE OFFICE is our office at 1100 Walnut Street, 28th Floor, Kansas City, Missouri 64106-2152.

o Our mailing address for all written requests and other correspondence is:

                 Transamerica Occidental Life Insurance Company

                              Administrative Office

                                   Box 417002

                        Kansas City, Missouri 64141-7002

o        Our address for express delivery is:

                 Transamerica Occidental Life Insurance Company

                       Attention: VUL Administration - K26

                               1100 Walnut Street

                        Kansas City, Missouri 64016-2152

o        Our customer service telephone number is:


                                 (866) TIIG-VUL

                                       or

                                 (866) 844-4885

AGE is the insured's age on his or her nearest birthday.

BASE POLICY is the policy excluding any layers and any riders.

BENEFICIARY is the person you designate to receive the policy death benefit.

CASH VALUE of the base policy or a layer is its accumulation value, MINUS any surrender penalty that would be assessed on a full surrender. The policy's cash value is the policy's accumulation value LESS the surrender penalties that would be assessed on a full surrender of the policy.


DATE OF ISSUE is the date used to measure the period of time during which the Incontestability and the Suicide exclusion provisions are in effect.


DEATH BENEFIT is the amount payable to the beneficiary when the insured dies.

DEATH BENEFIT FACTORS for your policy are determined by usand are shown in APPENDIX D - Death Benefit Factors.

DELIVERY REQUIREMENT is any requirement that must be completed before the policy can become effective and before the policy may be delivered to you. Examples include any application amendment or additional evidence of insurability that we require. Except as otherwise provided in the conditional receipt, the policy will not become effective until after all delivery requirements are satisfied.

DESIGNATED INDIVIDUAL is the person upon whose life expectancy a settlement option may be based and upon whose life continued payments under a settlement option may depend.

FIXED ACCOUNt is one of the investment options under the policy. The fixed account is a part of our general account. The net premiums you allocate to the fixed account and the portion of the accumulation value in the fixed account will earn interest at fixed interest rates declared by us from time to time. The total accumulation value in the fixed account is equal to the accumulation value in the fixed account for the base policy and the accumulation value in the fixed account for all layers.


FREE LOOK PERIOD is the initial period of time after you first receive the policy during which you have the right to examine and return the policy for a refund.

GENERAL ACCOUNT represents all our assets other than those held in separate accounts.

GROSS PREMIUM is 100% of any premium.

INTERNAL REVENUE CODE (IRC OR CODE) is the Internal Revenue Code of 1986, as amended, and its rules and regulations.

INVESTMENT OPTION is the fixed account or any sub-account of the separate account.

LAPSE is the termination of the policy at the end of the grace period.


LAYER is coverage provided by an increase in the face amount of the policy.

LAYER DATE is the effective date of a layer. It is used to determine layer anniversaries and layer years.

LAYER YEAR is a twelve month period beginning on the layer date, and each twelve month period thereafter.

LOAN ACCOUNT is part of the fixed account. The loan account includes outstanding loans. The loan account for the policy is equal to the sum of the loan account for the base policy and the loan account for each layer. The loan account is not an investment option.

MAXIMUM LOAN AMOUNT is the largest amount you may borrow under the policy. There is a maximum loan amount for the base policy and for each layer.

MONTHLY DEDUCTION is an amount we deduct from the accumulation value of the policy or of each layer, respectively, on the policy date and on each monthly policy date thereafter.


MONTHLY POLICY DATE is the date monthly deductions are taken. The first monthly policy date is the policy date. The monthly policy date occurs each month after the policy date on the same day of the month as the policy date.


NET AMOUNT AT RISK thefor the base policy or a layer is the difference between its death benefit and its accumulation value.


NET ASSET VALUE is the per share value of a portfolio as calculated by the portfolio and reported to us.


NET CASH VALUE of the policy is the cash value of the policy, MINUS any outstanding loans. The net cash value of the policy or a layer is its cash value less any outstanding loans.


NET LOAN AMOUNT is a policy loan, MINUS any loan interest due.

NET PREMIUM is any gross premium MINUS an administrative charge.


OWNER is the person or persons entitled to the rights under the policy while the insured is alive.

PAYEE is the person who has the right to receive payments under a settlement option. If you surrender the policy, you are the payee under any settlement option you elect. After the insured's death, the beneficiary is the payee under the settlement option you elect.

POLICY ANNIVERSARY is an annual anniversary of the policy date.

POLICY DATE is the effective date of the policy. It is used to determine policy anniversaries and policy years.

POLICY LOAN is indebtedness to us for a loan secured by the policy. PORTFOLIO is a mutual fund investment or other investment pool held in a sub-account.

PRO-RATA ALLOCATION is a proportionate allocation among the investment options. For the base policy, a pro-rata allocation is equal to the portion of the accumulation value in the base policy in an investment option, divided by the total accumulation value of the base policy, excluding the portion of the accumulation value in the loan account. For a layer, a pro-rata allocation is equal to the portion of the accumulation value in the layer in an investment option divided by the total accumulation value for the layer, excluding the portion of the accumulation value in the loan account. Any fees, charges, reductions or deductions from the accumulation value will be allocated on a pro-rata basis, unless you choose the investment options to which you want to allocate these amounts according to the procedures we establish.

REALLOCATION DATE is the date that net premiums initially allocated to the money market sub-account, PLUS any earnings on those net premiums, are transferred to one or more other sub-accounts of the separate account according to the allocations then in effect.


REINSTATE means to restore coverage after the policy has lapsed, subject to certain requirements.


REQUIRED PREMIUM is the minimum amount of premium you must pay each year for the base policy or a layer during its required premium period. The base policy and each layer have separate required premium amounts. You may pay all or any part of this premium in advance.

REQUIRED PREMIUM PERIOD is the total number of consecutive years that any required premium must be paid. This period begins on the policy date for the base policy and on the layer date for a layer. The required premium period is 10 years for issue ages 16-80 and 5 years for issue ages 81-89.


RIDER is an attachment to the policy that provides an additional benefit.


SEPARATE ACCOUNT is Transamerica Occidental Life Separate Account VUL-5 of Transamerica Occidental Life Insurance Company, one of our separate investment accounts. It consists of the sub-accounts under the policy.

SUB-ACCOUNT is an investment option under the policy. It is a subdivision of the separate account which holds shares of a specific portfolio. The portion of the accumulation value in any sub-account may increase or decrease depending on the investment performance of the underlying portfolio.


TELEPHONE ACCESS PRIVILEGE is an option to transfer amounts between or among investment options, change your premium allocation or request a loan by telephone, within limits. The telephone access privilege will apply, unless you advise us in writing that you do not want this option. Unless you elect not to have the option available, you or your registered representative may exercise this option. We reserve the right to discontinue this option at any time.

UNIT is a measure of interest in a sub-account.

UNIT VALUE is the value of a unit on a given valuation date.


VALUATION DATE is any day that the stock market (New York Stock Exchange) is open for business. A valuation date ends when the stock market closes for the day, generally at 4 pm Eastern Time.

VALUATION PERIOD is the period between the closeend ofbusiness one valuation date and the closeend ofbusiness the next valuation date.


WE, OUR, US, COMPANY and TRANSAMERICA refer to Transamerica Occidental Life Insurance Company.

WRITTEN REQUEST is a signed request in a form satisfactory to us that is received at our Administrative Office.

YOU and YOUR means the owner of the policy.

SUMMARY

GENERAL


TransUltraR VUL is a variable universal life insurance policy issued by Transamerica Occidental Life Insurance Company. The following summary is intended to provide a general description of the most important features of the policy. The remainder of the prospectus and the policy provide further detail. The policy's provisions may vary in some states.

We will pay a death benefit to the beneficiary if the insured dies while the policy is in force.

While the policy is in force, you may request partial surrenders, policy loans and a full surrender, subject to applicable provisions and limitations. Subject to our approval, you may increase the face amount of insurance by adding one or more layers of additional coverage. You may also add to your coverage by electing optional rider benefits available.

DURING THE REQUIRED PREMIUM PERIOD, YOU MUST PAY THE REQUIRED PREMIUMS TO KEEP THE POLICY IN FORCE. FOR ISSUE AGES UNDER AGE 81, THIS PERIOD IS 10 YEARS. FOR ISSUE AGES 81 THROUGH 89, THIS PERIOD IS 5 YEARS. Within limits, you may pay all or any part of the required premiums in advance. You may pay more than the required premiums, subject to the Premium Limitations. If you do not pay the required premiums for the base policy and any layers, your policy will enter the grace period and may lapse.

At the end of each year during the required premium period, we will determine whether you have paid the required premiums. This amount must equal or exceed the cumulative required premiums for each year during the required premium perperiodiod or the policy will enter the grace period and could lapse. If you have paid the required premiums, we will add a premium qualification credit to your policy on theon policy anniversary. If you do not pay the required premiums by the end of the grace period, the policy will lapse and insurance coverage will terminate.

You may also request an increase in the face amount of the policy, called a layer. You must also pay a required premium for each layer during the required premium period for that layer. At the end of each year during the layer's required premium period, we will determine whether you have paid the required premiums for that layer. This amount must equal or exceed the cumulative required premiums for the layer. If you have paid the required premiums, we will add a premium qualification credit to your policy on the layer anniversary. If the amount you have paid does not equal or exceed the cumulative required premiums for the layer, we will calculate the cumulative total of all gross premiums paid for the base policy and any other layers, less any partial surrenders and surrender penalty free withdrawals, then compare the total to the corresponding required premiums. If there is not enough extra premium to make up the difference, the policy will enter the grace period and could lapse.

If you do not pay any required premium during the grace period, the policy will lapse and insurance coverage will terminate.

PAYING THE REQUIRED PREMIUMS DURING THE REQUIRED PREMIUM PERIOD DOES NOT GUARANTEE THE POLICY WILL NOT LAPSE. EVEN IF YOU PAY THE REQUIRED PREMIUMS DURING THE REQUIRED PREMIUM PERIOD, THE POLICY CAN STILL LAPSE IF THE ACCUMULATION VALUE, LESS ANY


OUTSTANDING LOAN, IS NOT ENOUGH TO PAY THE MONTHLY DEDUCTIONS DUE.


After the required premium period, we will continue to send you a reminder of your planned periodic premiums. Premiums may be paid until the policy anniversary nearest the 100th birthday of the insured. Paying premiums does NOT guarantee that your policy will not lapse (except as provided under the optional Endorsement to Modify Grace Period). Making additional payments after the end of the required premium period may be necessary to keep your policy from entering the grace period and subsequently lapsing. Premium payments may be subject to certain maximum limitations.

You may add the optional Endorsement to Modify Grace Period to your policy. If you pay the specified premiums, this rider will, within limits, prevent your policy from entering the grace period, during the time the Endorsement is in effect, if the monthly deductions due are greater than the accumulation value.


There are certain risks associated with purchasing a variable universal life insurance policy. There is no guarantee that the investment objectives of the portfolios will be achieved. The accumulation value may be less than the aggregate premiums paid for the policy. BEFORE INVESTING, CAREFULLY READ THIS PROSPECTUS AND THE PROSPECTUSES OF THE PORTFOLIOS THAT ACCOMPANY THIS PROSPECTUS.

Because of the substantial nature of the surrender penalties, the policy is not suitable for short-term investment purposes. Also, prospective purchasers should note that it may not be advisable to purchase a policy as a replacement for existing insurance.

80


The death benefit is generally excludible from the gross income of the beneficiary although the death benefit may be subject to federal and state estate taxes. Under current law, you will generally not be taxed on partial or full surrenders until the cumulative surrender amount exceeds total premium paid. Amounts received on full or partial surrenders in excess of total premiums paid are treated as ordinary income. However, during the first 15 policy years, distributions from the policy that are required under Section 7702 of the Internal Revenue Code because of a reduction in policy benefits may be taxable as ordinary income without regard to the amount of prior partial surrenders or total premium paid. Further, if your policy is a modified endowment contract ("a MEC"), you will pay income taxes on partial and full surrenders, loans or assignments of the policy to the extent of any gains in the policy on an "income out first" basis and without regard to prior partial surrenders or total premium paid. Also, a 10% penalty tax may apply. A policy can become a MEC if premium paid into the policy within the first seven policy years or at certain other times exceeds limits established by the Internal Revenue Code. For more information, see Federal Tax Considerations. As with any tax matter, you should consult with your own qualified tax advisor to apply the law to your particular circumstances.

Unit values may decline, and policy performance may be worse than illustrated. A significant decline in unit values may cause the policy to lapse in a short period of time unless additional premiums are paid or loan repayment, if applicable, are made.

If the policy terminates while a loan is outstanding, you will realize taxable income to the extent the loan balance (including accrued interest) exceeds your basis in the policy. Due to the possible volatility in the investment performance of the underlying portfolios, the policy could terminate (giving rise to tax consequences) at an unexpected time.


                           TABLES OF FEES AND EXPENSES

The following table describes the fees and expenses you will pay when purchasing, owning and surrendering the policy.

                                TRANSACTION FEES

-------------------------------- ------------------------------ ------------------------------ ------------------------
                                        WHEN CHARGE IS                     AMOUNT                POLICIES FROM WHICH

TYPE OF FEE                                DEDUCTED                       DEDUCTED               CHARGE IS DEDUCTED

-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------

Administrative Charge            Each premium payment.          7% of premium                  All
                                                                (6.5% of premium, if face
                                                                amount is between $5,000,000
                                                                and $10,000,000, 6.25% if
                                                                face amount is $10,000,000
                                                                or greater)


-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------

Surrender Penalty                Upon full surrender, partial   The full surrender penalty     Policies surrendered
                                 surrenders and decreases in    is the surrender penalty       during first 10 policy
                                 face amount, during policy     factor times each $1,000 of    or layer years.
                                 and layer years 1-10, but no   base policy face amount or     Policies on which
                                 later than the policy          of layer face amount,          partial surrenders in
                                 anniversary nearest the        respectively. The surrender    excess of surrender
                                 insured's 100th birthday.      penalty factor varies by the   penalty free
                                                                age of the policy and of       withdrawal amounts are
                                                                each layer, respectively,      taken. Policies on
                                                                and the insured's:             which face amount
                                                                                               decreases are taken
                                                                o        age at issue,         during the first 10
                                                                o        age on layer date,    policy or layer years.
                                                                     if any,
                                                                o        sex,                  Each layer has its own
                                                                o        smoker or nonsmoker   surrender penalty
                                                                     status, and               factors and surrender
                                                                o        risk class.           penalty period. The
                                                                                               surrender penalty
                                                                The surrender
                                                                penalty for
                                                                factors for a
                                                                layer partial
                                                                surrenders and
                                                                vary by the
                                                                criteria
                                                                decreases in
                                                                face amount is
                                                                shown as they
                                                                apply to a
                                                                proportionate
                                                                share of the the
                                                                layer. full
                                                                surrender
                                                                penalty for the
                                                                policy or
                                                                layers,
                                                                respectively.


-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------

Partial Surrender Transaction    On partial surrenders taken    $25                            All policies from
Fee                              after the end of the                                          which a partial
                                 surrender penalty period for                                  surrender in excess of
                                 the base policy or a layer.                                   the amount eligible
                                                                                               for surrender penalty
                                                                                               free withdrawal is
                                                                                               taken.

-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------

Allocation Change Charge         On each change of allocation   $25. Currently waived.         All policies on which
                                 of new premiums.                                              a change in allocation
                                                                                               of premium occurs.

-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------
Transfer Fee                     On each transfer after 18 in   $25 from transfer amount.      All policies on which
                                 a policy year.                                                more than 18 transfers
                                                                                               occur during a policy
                                                                                               year.
-------------------------------- ------------------------------ ------------------------------ ------------------------

                          TRANSACTION FEES (CONTINUED)


-------------------------------- ------------------------------ ------------------------------ ------------------------

                                        WHEN CHARGE IS                     AMOUNT                POLICIES FROM WHICH

TYPE OF FEE                                DEDUCTED                       DEDUCTED               CHARGE IS DEDUCTED


-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------
Additional Illustrations         At time of request for each    $25                            All policies on which
                                 illustration of values                                        the excess
                                 requested in excess of one                                    illustration is
                                 illustration in a policy                                      requested in a policy
                                 year.                                                         year.
-------------------------------- ------------------------------ ------------------------------ ------------------------
-------------------------------- ------------------------------ ------------------------------ ------------------------
Riders and Other Benefits

o        Accelerated Death       At time of payment to you.     $250 for each payment made     All, if rider elected
     Benefit Rider                                              under the option.              and option is
                                                                                               exercised.
-------------------------------- ------------------------------ ------------------------------ ------------------------





The following table describes the charges you will pay periodically during the time that you own the policy (not including portfolio expenses):

                      CHARGES OTHER THAN PORTFOLIO EXPENSES

-------------------------------- ---------------------------- ------------------------------ ------------------------
                                       WHEN CHARGE IS                    AMOUNT                POLICIES FROM WHICH

TYPE OF FEE                               DEDUCTED                      DEDUCTED               CHARGE IS DEDUCTED

-------------------------------- ---------------------------- ------------------------------ ------------------------
-------------------------------- ---------------------------- ------------------------------ ------------------------

Mortality and Expense Risk       Daily deduction reflected    0.25% annualized on net        All with accumulation
Charge                           in sub-account unit value    assets in each sub-account.    value in one or more
                                 calculation.                 Charges taken at a daily       sub-accounts. The
                                                              rate of 0.000685787%, for      charge is assessed
                                                              the number of days in the      against the
                                                              valuation period, of net       sub-account and is
                                                              assets in each sub-account.    reflected in the unit
                                                                                             value calculation for
                                                                                             each sub-account.

-------------------------------- ---------------------------- ------------------------------ ------------------------

Monthly Deduction                Beginning with the policy    Varies as described below.     All, until the policy
                                 date and each monthly        Sum of these four charges:     anniversary nearest
                                 policy date thereafter                                      the insured's 100th
                                 until the policy             o        Monthly Deduction     birthday.
                                 anniversary nearest the           Rate times each $1,000
                                 insured's 100th birthday.         of net amount at risk
                                                                   on the base policy and
                                                                   Monthly Deduction Rate
                                                                   times each $1,000 of
                                                                   net amount at risk on
                                                                   each layer; plus
                                                              o        Monthly deduction
                                                                   for riders; plus
                                                              o        Policy fee; plus
                                                              o    Monthly
                                                                   Expense
                                                                   Charge Per
                                                                   Thousand on
                                                                   the base
                                                                   policy and
                                                                   Monthly
                                                                   Expense
                                                                   Charge Per
                                                                   Thousand on
                                                                   each layer.

o        Monthly Deduction                                    The monthly deduction rate     All.
     Rate, times each $1,000                                  times each $1,000 of the net
     of the net amount at risk                                amount at risk on the          The monthly deduction
     on the base policy and                                   monthly policy date. The       rate and the net
     Monthly Deduction Rate,                                  rate will depend on the face   amount at risk are
     times each $1,000 of the                                 amount and accumulation        calculated separately
     net amount at risk on                                    value of the base policy and   for the base policy
     each layer, respectively                                 each layer, respectively;      and for each layer,
                                                              the number of years that the   respectively. The rate
                                                              policy and each layer,         for the base policy
                                                              respectively; has been in      and for each layer,
                                                              force and the insured's:       respectively, varies
                                                                                             by the criteria noted
                                                              o        age at issue,         as applied to the base
                                                              o        age on layer date,    policy or, as
                                                                   if any,                   applicable, to each
                                                              o        sex,                  layer. The smoker or
                                                                                             nonsmoker status and

-------------------------------- ---------------------------- ------------------------------ ------------------------

                CHARGES OTHER THAN PORTFOLIO EXPENSES (CONTINUED)


-------------------------------- ---------------------------- ------------------------------ ------------------------

                                       WHEN CHARGE IS                    AMOUNT                POLICIES FROM WHICH

TYPE OF FEE                               DEDUCTED                      DEDUCTED               CHARGE IS DEDUCTED


-------------------------------- ---------------------------- ------------------------------ ------------------------

Monthly Deduction
  (continued)


-------------------------------- ---------------------------- ------------------------------ ------------------------

o        Monthly Deduction                                    o        smoker or nonsmoker   the risk class,
     Rate (continued)                                              status, and               including extra
                                                              o        risk class,           ratings, may differ
                                                                   adjusted as applicable    among the base policy
                                                                   for extra ratings.        and each layer,
                                                                                             respectively.
                                                              Different rates
                                                              may apply to the
                                                              base policy and to
                                                              each layer,
                                                              respectively.

                                                              We may charge
                                                              rates that are
                                                              less than the
                                                              maximum.


-------------------------------- ---------------------------- ------------------------------ ------------------------

o        Monthly Deduction for
     Riders

>>       Full Death Benefit      Part of monthly deduction    $0.10 times each $1,000 of     All policies on which
         Rider                   from base policy             net amount at risk on base     the rider is in force
                                 accumulation value during    policy and on each payer,      during policy years
                                 policy years when the        respectively.                  when the insured is
                                 insured is between                                          between attained ages
                                 attained ages 90 and 99.                                    90 and 99.

>>       Insurance on Children   Part of monthly deduction    A monthly rate of $0.45 per    All policies on which
         Rider                   from base policy during      $1,000 of term insurance       the rider is in force.
                                 policy years when rider is   coverage for the number of     Rider terminates at
                                 in effect.                   thousands of coverage          the earlier of the
                                                              elected.                       insured's 65th
                                                                                             birthday or the
                                                                                             child's 25th birthday.

>> Guaranteed Part of monthly deduction A rate per $1,000 of All policies on which Insurability Rider from base policy during optional insurance available the rider is in force.

                                 policy years when rider is   under the rider. Rates vary    Rider terminates on
                                 in effect.                   by issue age for the base      the policy anniversary
                                                              policy (age on layer date      nearest the insured's
                                                              for a layer). If an option     40th birthday, or
                                                              is exercised, the charges      earlier, as provided
                                                              for the additional coverage    in the rider.
                                                              are reflected separately for
                                                              the coverage.


-------------------------------- ---------------------------- ------------------------------ ------------------------











                CHARGES OTHER THAN PORTFOLIO EXPENSES (CONTINUED)


-------------------------------- ---------------------------- ------------------------------ ------------------------

                                       WHEN CHARGE IS                    AMOUNT                POLICIES FROM WHICH

TYPE OF FEE                               DEDUCTED                      DEDUCTED               CHARGE IS DEDUCTED


-------------------------------- ---------------------------- ------------------------------ ------------------------

Monthly Deduction
  (continued)

o        Monthly Deduction for
     Riders (continued)

>>       Waiver Provision Rider  Part of monthly deduction    A rate per $1,000 of net       All policies on which
                                 from base policy during      amount at risk on the base     the rider is in force.
                                 policy years when rider is   policy and on each layer,      Rider terminates on
                                 in effect.                   respectively.                  the policy anniversary
                                                                                             nearest the insured's
                                                              The rate varies by the         60th birthday, or
                                                              insured's:                     earlier as provided in
                                                                                             the rider.
                                                              o        attained age;
                                                              o        sex; and
                                                              o        smoker or nonsmoker
                                                                   classification.

>>       Accident Indemnity      Part of monthly deduction    A rate per $1,000 of           All policies on which
         Rider                   from base policy during      coverage under the rider.      the rider is in force.
                                 policy years when rider is   The rate varies by issue age   Rider terminates on
                                 in effect.                   (or, for a layer, by age on    the policy anniversary
                                                              the layer date).               nearest the insured's
                                                                                             70th birthday, or
                                                                                             earlier as provided in
                                                                                             the rider.

o        Policy Fee              Monthly fee is deducted      $6.00 per month currently.     All
                                 from base policy
                                 accumulation value.          $6.00 per month maximum
                                                              during required premium
                                                              period.
                                                              $10.00 per month maximum
                                                              after required premium
                                                              period.


-------------------------------- ---------------------------- ------------------------------ ------------------------
















                CHARGES OTHER THAN PORTFOLIO EXPENSES (CONTINUED)


-------------------------------- ---------------------------- ------------------------------ ------------------------

                                       WHEN CHARGE IS                    AMOUNT                POLICIES FROM WHICH

TYPE OF FEE                               DEDUCTED                      DEDUCTED               CHARGE IS DEDUCTED


-------------------------------- ---------------------------- ------------------------------ ------------------------

Monthly Deduction
  (continued)

o        Monthly Expense         Monthly deduction from the   The charge will depend on      All
     Charge Per Thousand         accumulation value of the    the face amount of the base
                                 base policy or each layer,   policy and each layer,         Separate charges are
     Charge is per $1,000 of     respectively.                respectively, and the          calculated for the
     face amount of base                                      insured's:                     base policy and each
     policy and per $1,000 of                                                                layer, respectively.
     face amount of each layer.                               o        age at issue;         The charge for each is
                                                              o        age of base policy    determined based on
                                                                   or layer;                 the criteria noted, as
                                                              o        sex,                  applied to the base
                                                              o        smoker or nonsmoker   policy and each layer,
                                                                   status, and               respectively. The age
                                                              o        class of risk.        at issue for a layer
                                                                                             is based on the
                                                              Different Monthly Expense      insured's age on the
                                                              Charge Per Thousand rates      layer date. The smoker
                                                              may apply to the base policy   or nonsmoker status
                                                              and to each layer,             and the class of risk.
                                                              respectively.                  May differ among the
                                                                                             base policy and each
                                                                                             layer, respectively.


-------------------------------- ---------------------------- ------------------------------ ------------------------




                                                   PORTFOLIO EXPENSES

                    (as a percentage of assets after fee waiver and/or expense reimbursement)(1)

                                                                                                               TOTAL
                                                                                                             PORTFOLIO

                                                                MANAGEMENT         OTHER          RULE        ANNUAL

PORTFOLIO                                                          FEES           EXPENSES     12B-1 FEES    EXPENSES
---------                                                          ----           --------     ----------    --------
Alger American Income & Growth                                    0.625%           0.075%           -          0.70%
Alliance VP Growth & Income - Class B                              0.63%           0.09%          0.25%        0.97%
Alliance VP Premier Growth - Class B                               1.00%           0.04%          0.25%        1.29%
Dreyfus VIF Appreciation                                           0.75%           0.03%            -          0.78%
Dreyfus VIF Small Cap                                              0.75%           0.03%            -          0.78%
Janus Aspen Series Balanced - Service Shares(2)                    0.65%           0.02%          0.25%        0.92%
Janus Aspen Series Worldwide Growth - Service Shares(2)            0.65%           0.05%          0.25%        0.95%
MFS(R)Emerging Growth Series                                        0.75%           0.09%            -          0.84%
MFS(R)Growth with Income Series                                     0.75%           0.13%            -          0.88%
MFS(R)Research Series                                               0.75%           0.11%            -          0.86%
MS UIF Emerging Markets Equity(3)                                  0.42%           1.37%            -          1.79%
MS UIF Fixed Income(3)                                             0.14%           0.56%            -          0.70%
MS UIF High Yield(3)                                               0.19%           0.61%            -          0.80%
MS UIF International Magnum(3)                                     0.29%           0.87%            -          1.16%
OCC Accumulation Trust Managed(3)(4)                               0.77%           0.06%            -          0.83%
OCC Accumulation Trust Small Cap(4)                                0.80%           0.09%            -          0.89%
PIMCO VIT StocksPLUS Growth & Income(5)                            0.40%           0.25%            -          0.65%
Transamerica VIF Growth                                            0.70%           0.15%            -          0.85%
Transamerica VIF Money Market                                      0.00%           0.60%            -          0.60%



We may receive payment from some or all of the portfolios or their advisers in varying amounts that may be based on the amount of assets allocated to the portfolios. The payments are for administrative or distribution services.

The fee table information relating to the underlying portfolios was provided to us by the portfolios or their investment advisers, as we have not and cannot independently verify either the accuracy or completeness of such information. Therefore, we disclaim any and all liability for such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. These expenses are for the year ended December 31, 1999.

Notes to Fee Table:


(1) From time to time, the portfolio's investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the Portfolio Expenses table are the expenses paid for 1999. The expenses shown in the table reflect a portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar year 2000. Without such waivers or reimbursements, the annual expenses for 1999 for certain portfolios would have been, as a percentage of assets, as follows:



                                                                                        TOTAL PORTFOLIO

                                                   MANAGEMENT FEES        OTHER              ANNUAL

PORTFOLIO                                                               EXPENSES            EXPENSES
---------                                                               --------            --------
MS UIF Emerging Markets Equity                          1.25%             1.37%              2.62%
MS UIF Fixed Income                                     0.40%             0.56%              0.96%
MS UIF High Yield                                       0.50%             0.61%              1.11%
MS UIF International Magnum                             0.80%             0.87%              1.67%
Transamerica VIF Growth                                 0.75%             0.15%              0.90%
Transamerica VIF Money Market                           0.35%             1.04%              1.39%

(2) Expenses are based on estimated expenses the service shares expect to incur in the initial fiscal year.

(3) The management fee of certain of the portfolios includes breakpoints at designated asset levels. Further information on these breakpoints is provided in the prospectuses for the portfolios.

(4) The Adviser is contractually obligated to waive that portion of the advisory fee and to assume any necessary expense to limit total operating expenses of the portfolio to 1.00% of average net assets (net of expenses offset) on an annual basis.

(5) PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent these expenses would exceed 0.65% of average daily assets due to the payment of organizational expenses and Trustees' fees. Without such reductions, total operating expenses for the fiscal year ended December 31, 1999 were 0.65%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. Fees expressed are restated as of April 1, 2000.


                TABLE OF SEPARATE ACCOUNT INVESTMENT OPTIONS AND

                               INVESTMENT ADVISERS

INVESTMENT ADVISER                       TRUST/FUND                             PORTFOLIOS


Fred Alger Management, Inc.              The Alger American Fund                o        Income & Growth Portfolio


Alliance Capital Management,             Alliance Variable Products             o        Growth and Income Portfolio
L.P.                                     Series Fund, Inc.                          -
                                                                                    Class B
                                                                                o        Premier Growth Portfolio -
                                                                                    Class B

The Dreyfus Corporation                  Dreyfus Variable Investment            o        Appreciation Portfolio
                                         Fund                                   o        Small Cap Portfolio

Janus Capital Corporation                Janus Aspen Series                     o        Balanced Portfolio -
                                                                                    Service Shares
                                                                                o        Worldwide Growth Portfolio

                                                                                    -
                                                                                    Service Shares


MFS Investment Management(R)             MFS(R)Variable Insurance                o        Emerging Growth Series
                                         TrustSM                                o        Growth with Income Series
                                                                                o        Research Series


Morgan Stanley Asset Management          The Morgan Stanley Universal           o        Emerging Markets Equity
                                         Institutional Funds, Inc.                  Portfolio
                                                                                o        International Magnum
                                                                                    Portfolio

Miller Anderson & Sherrerd, LLP          The Morgan Stanley Universal           o        Fixed Income Portfolio
                                         Institutional Funds, Inc.              o        High Yield Portfolio

OpCap Advisors                           OCC Accumulation Trust                 o        Managed Portfolio
                                                                                o        Small Cap Portfolio

Pacific Investment Management            PIMCO Variable Insurance               o        StocksPLUS Growth and
Company ("PIMCO")                        Trust                                      Income Portfolio

Transamerica Investment                  Transamerica Variable                  o        Growth Portfolio
Management, LLC                          Insurance Fund, Inc.                   o        Money Market Portfolio

DESCRIPTION OF TRANSAMERICA,
THE SEPARATE ACCOUNT AND

THE PORTFOLIOS

TRANSAMERICA OCCIDENTAL LIFE INSURANCE
COMPANY

Transamerica Occidental Life Insurance Company, or Transamerica, is a stock life insurance company incorporated under the laws of the State of California on June 30, 1906. Transamerica is principally engaged in the sale of life insurance and annuity policies. The home office of Transamerica is at 1150 South Olive Street, Los Angeles, California 90015.

Transamerica   Corporation,   a  subsidiary  of  AEGON  N.V.,   indirectly  owns
Transamerica Occidental Life Insurance Company.

INSURANCE MARKETPLACE STANDARDS
ASSOCIATION

In recent years, the insurance industry has recognized the need to develop specific principles and practices to help maintain the highest standards of marketplace behavior and enhance credibility with consumers. As a result, the industry established the Insurance Marketplace Standards Association, or IMSA.

As an IMSA member, we agree to follow a set of standards in our advertising, sales and service for individual life insurance and annuity products. The IMSA logo, which you will see on our advertising and promotional materials, demonstrates that we take our commitment to ethical conduct seriously.

THE SEPARATE ACCOUNT


Transamerica Occidental Life Separate Account VUL-5, designated as the separate account, was established by us as a separate account under the laws of the State of California, pursuant to resolutions adopted by our Board of Directors on June 11, 1996.


The separate account is registered with the Securities Exchange Commission, or SEC, under the Investment Company Act of 1940, or 1940 Act, as a unit investment trust. It meets the definition of a separate account under the federal securities laws. However, the Commission does not supervise the management of the investment practices or policies of the separate account.


You may allocate any portion of your net premiums to the separate account. The portion of the accumulation value in the separate account will be based on the values of the sub-accounts to which your net premiums are allocated.

The assets of the separate account are our property, but they are segregated from our other assets. Income, if any, together with gains and losses, realized or unrealized, from assets in the separate account will be credited to or charged against the amounts allocated to the separate account without regard to our other income, gains or losses. Assets equal to the liabilities of the separate account will not be charged with liabilities arising out of any other business we may conduct. If the assets in the separate account exceed the liabilities arising under the policies supported by the separate account, the excess may be used to cover our other liabilities. Any amount we allocate to the separate account for state or federal income taxes may be deducted from the separate account.


The separate account currently has nineteen sub-accounts available for investment, each of which invests solely in a specific corresponding mutual fund portfolio. Changes to the sub-accounts may be made at our discretion. All sub-accounts may not be available in all jurisdictions.

THE PORTFOLIOS

The sub-accounts invest in a variety of portfolios.

The portfolios are open-end management investment companies, or portfolios or series of, open-end management companies registered with the SEC under the 1940 Act and are usually referred to as mutual funds. This SEC registration does not involve SEC supervision of the investments or investment policies of the portfolios.

BEFORE INVESTING, CAREFULLY READ THE PROSPECTUSES OF THE PORTFOLIOS THAT ACCOMPANY THIS PROSPECTUS. THE PORTFOLIOS' PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON THE PORTFOLIO'S INVESTMENT OBJECTIVES, RESTRICTIONS, RISKS, EXPENSES AND ADVISERS. Statements of Additional Information for the portfolios are available on request. There is no guarantee that the investment objectives of the portfolios will be achieved. The accumulation value may be less than the aggregate premiums made to the policy.


The portfolios are described below.


THE INCOME & GROWTH PORTFOLIO OF THE ALGER AMERICAN FUND seeks current income with long-term capital appreciation by investing in dividend-paying equity securities that also offer opportunities for capital appreciation.


GROWTH AND INCOME PORTFOLIO - CLASS B OF THE ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality.

PREMIER GROWTH PORTFOLIO - CLASS B OF THE ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. seeks growth of capital by pursuing aggressive investment policies.

THE APPRECIATION PORTFOLIO OF THE DREYFUS VARIABLE INVESTMENT FUND seeks long-term capital growth consistent with preservation of capital, and current income as a secondary goal, by investing in common stocks focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase.

THE SMALL CAP PORTFOLIO OF THE DREYFUS VARIABLE INVESTMENT FUND seeks to maximize capital appreciation by generally investing at least 65% of its assets in common stock of U.S. and foreign companies. The portfolio focuses on small-cap companies with total market values of less than $1.5 billion.


THE BALANCED PORTFOLIO - SERVICE SHARES OF THE JANUS ASPEN SERIES seeks long-term growth consistent with preservation of capital and balanced by current income by investing in equity and fixed-income securities selected primarily for their income potential.

THE WORLDWIDE GROWTH PORTFOLIO - SERVICE SHARES OF THE JANUS ASPEN SERIES seeks long-term growth of capital by investing in common stocks of foreign and domestic companies. The portfolio has the flexibility to invest on a world-wide basis in companies and other organizations of any size, regardless of the country of organization or place of principal business activity.

THE EMERGING GROWTH SERIES OF THE MFS VARIABLE INSURANCE TRUST seeks long-term growth of capital by investing in common stocks of companies that are early in their life cycles that MFS believes have the potential to become major enterprises.

THE GROWTH WITH INCOME SERIES OF THE MFS VARIABLE INSURANCE TRUST seeks current income with long-term capital growth by investing in equity securities of companies that are believed to have long-term potential for growth and income.

THE RESEARCH SERIES OF THE MFS VARIABLE INSURANCE TRUST seeks long-term growth of capital and future income by investing in equity securities of companies believed to possess better-than-average prospects for long-term growth.

THE EMERGING MARKETS EQUITY PORTFOLIO OF THE MORGAN STANLEY UNIVERSAL INSTITUTIONAL FUNDS, INC. seeks long-term capital appreciation by investing primarily in emerging market countries. The Adviser seeks to maximize returns by investing in markets with improving fundamentals, attractive valuations, and low investor recognition, and by selecting securities that demonstrate attractive growth, reasonable valuations, and attractive fundamentals.

THE FIXED INCOME PORTFOLIO OF THE MORGAN STANLEY UNIVERSAL INSTITUTIONAL FUNDS, INC. seeks above-average income and total return by investing in obligations of the U.S. government and its agencies, corporate bonds, mortgage-backed securities, foreign bonds, and other fixed income securities and derivatives.

THE HIGH YIELD PORTFOLIO OF THE MORGAN STANLEY UNIVERSAL INSTITUTIONAL FUNDS, INC. seeks above-average income and total return by investing in high yield securities, including corporate bonds and other fixed income securities and derivatives.

THE INTERNATIONAL MAGNUM PORTFOLIO OF THE MORGAN STANLEY UNIVERSAL INSTITUTIONAL FUNDS, INC. seeks long-term capital appreciation by investing in developed market stocks, including equity securities of non-U.S. issuers comprising the Morgan Stanley Capital International EAFE Index (which includes Australia, Japan, New Zealand, most Western European nations, and certain developed Asian countries, such as Hong Kong and Singapore).

THE MANAGED PORTFOLIO OF THE OCC ACCUMULATION TRUST seeks growth of capital over time by investing primarily in common stocks, bonds and cash equivalents.


THE SMALL CAP PORTFOLIO OF THE OCC ACCUMULATION TRUST seeks capital appreciation by investing primarily in equity securities of companies with a market capitalization under $2 billion.


THE STOCKSPLUS GROWTH AND INCOME PORTFOLIO OF THE PIMCO VARIABLE INSURANCE TRUST seeks to outperform the stock market as measured by the S&P 500 Index by investing in S&P 500 derivatives in addition to or in place of S&P 500 stocks in an attempt to equal or exceed the performance of the S&P 500.

THE GROWTH PORTFOLIO OF THE TRANSAMERICA VARIABLE INSURANCE FUND, INC. seeks long-term capital growth by investing in listed and unlisted common stocks of companies with superior growth potential.

THE MONEY MARKET PORTFOLIO OF THE TRANSAMERICA VARIABLE INSURANCE FUND, INC. seeks to maximize current income, liquidity and preservation of capital by investing in short-term money market instruments.

PORTFOLIOS NOT PUBLICLY AVAILABLE


Shares of the portfolios are not offered to the public but solely to the insurance company separate accounts and other qualified purchasers as limited by federal tax laws. These portfolios are not the same as mutual funds with very similar names that are sold directly to the public. The performance of such publicly available funds, which may have different assets and expenses, should not be considered as an indication of the performance of the portfolios. The assets of each portfolio are held separate from the assets of the other portfolios. Each portfolio operates as a separate investment vehicle. The income or losses of one portfolio have no effect on the investment performance of another portfolio. The sub-accounts reinvest dividends and/or capital gains distributions received from a portfolio in more shares of that portfolio.


CHARGES AND DEDUCTIONS

The following charges will apply to your policy under the circumstances described. Some of these charges apply throughout the policy's duration. Other charges apply only if you choose certain options under the policy. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by us under or in connection with the policies. Services and benefits provided by us include:

o        the death benefits, cash and loan benefits provided by the policy;

o        investment options, including net premium allocations;

o        administration of various elective options under the policy; and

o        the distribution of various reports to policy owners.

Costs and expenses incurred by us include:

o        those associated with underwriting applications and riders;

o various overhead and other expenses associated with providing the services and benefits related to the policy;

o        sales and marketing expenses; and


o other costs of doing business, such as federal, state and local taxes, premium taxes and other taxes and fees.


Risks assumed by us include the risks that insureds may live for a shorter period of time than estimated resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the policies will exceed the charges deducted.

ADMINISTRATIVE CHARGE


Each time you make a premium payment to us, we impose a charge equal to 7% of the premium payment for policies with a face amount under $5,000,000, 6.5% for face amounts between $5,000,000 and $9,999,999, and 6.25% for face amounts of $10,000,000 and over. The administrative charge is designed to help offset our state and local premium taxes, federal income tax treatment of deferred acquisition costs, as well as a portion of the distribution costs associated with the policies.


SURRENDER PENALTY


During the first 10 policy years, and the first 10 layer years for each layer, or until the policy anniversary nearest age 100, whichever is earlier, we will assess a surrender penaltyo on any surrender amount that exceeds the amount eligible for a surrender penalty free withdrawal and/or a decrease in face amount. Separate surrender penalty factors and surrender penalty periods apply to the base policy and to each layer. The minimum surrender penalty is $25.

A layer year is a twelve month period beginning on the effective date of a layer, and each twelve month period thereafter.

After the 10th policy year or, as applicable, layer year, we assess a $25 charge for partial surrenders in excess of the amount that would be eligible for surrender penalty free withdrawal during the surrender penalty period.

We deduct the surrender penalty from the base policy or layer accumulation value.

The surrender penalty is a factor times each $1,000 of the face amount of the base policy or layer. The surrender penalty factor for a policy depends on:


o        the face amount of the base policy;


o        the face amount of each layer, if any;

the insured's age at issue, sex, smoker or non-smoker status, and underwriting risk classification as determined separately for the base policy and each layer, respectively; and

o        how many years the policy and each layer, if any, have been in force.


The surrender penalty factors are shown in the policy data pages for the policy.

The surrender penalty is intended to help us recover a portion of our first year acquisition expenses and sales expenses, including commissions.
ALLOCATION CHANGE CHARGE


We reserve the right to impose a charge of up to $25 for each change you make in premium allocations for new net premiums. We will deduct such charge from the accumulation value of the base policy on a pro rata basis. Currently, we do not currently impose this charge.


The charge is designed to recover the administrative expenses associated with processing changes in allocation elections.

TRANSFER FEE

We will not charge you for the first 18 transfers you make during a policy year. If you make more than 18 transfers during a policy year, we will charge you up to $25 for each additional transfer.

This fee is designed to cover our administrative expenses associated with processing more transfers than our other fees and charges for administrative expenses are designed to offset.

ADDITIONAL ILLUSTRATIONS


Upon written request at any time, we will send you an illustration of your policy's benefits and values. There is no charge for the first illustration in each policy year. We reserve the right to charge up to $25 for each additional illustration you request in a policy year. We will deduct any such fee from the accumulation value of the base policy on a pro-rata basis.


This charge is designed to recover the administrative expenses associated with providing such additional illustrations.

ACCELERATED DEATH BENEFIT RIDER

If the Accelerated Death Benefit Rider is in effect on your policy and you receive an Accelerated Death Benefit payment, we will deduct an administrative fee of $250 from each payment you receive.

The administrative fee is designed to help us recover the expenses associated with gathering, reviewing, and evaluating the information necessary to approve your request, as well as the expenses associated with processing the payment.

MORTALITY AND EXPENSE RISK CHARGE


We impose a daily charge at an effective annual rate of 0.25% of the average daily net asset value of each sub-account. The charge is reflected in the calculation of the daily unit value. This charge compensates us for assuming mortality and expense risks. We may realize a profit from this charge.


The mortality risk we assume is that insureds may live for a shorter time than anticipated. If this happens, we will pay more net death benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the policies will exceed those compensated by the administration charges in the policies.


MONTHLY DEDUCTIONS

Beginning on the policy date and on each subsequent monthly policy date, we will determine the monthly deduction for that policy month. The monthly deduction is the sum of the monthly deduction for the base policy and the monthly deduction for each layer. The monthly deduction will continue to the policy anniversary nearest the insured's 100th birthday.

The monthly deduction for the base policy is equal to the sum of four charges:

o the monthly deduction rate for the base policy, times .001, times the difference between the death benefit and the accumulation value of the base policy on the applicable monthly policy date; PLUS


o        the monthly deduction for any riders; PLUS

o        the policy fee; PLUS


o the monthly expense charge per thousand for the base policy, times .001, times the face amount of the base policy.

The monthly deduction for each layer is equal to:

o the monthly deduction rate for the layer, times .001, times the difference between the death benefit and the accumulation value of the layer on the monthly layer date; PLUS

o the monthly expense charge per thousand for the layer, times .001, times the face amount of the layer.

On each monthly policy date, we will take the monthly deduction for that policy month. If the monthly policy date is not a valuation date, we will take the monthly deduction on the next valuation date. The monthly deduction for the base policy and for each layer is taken from the applicable accumulation value. If the monthly deduction amount for a layer exceeds the layer's accumulation value minus any outstanding loan, the excess portion of the monthly deduction for the layer will be taken first from the next most recently added layers, in order, and, then from the base policy. The amount of the monthly deduction taken from the accumulation value of the base policy and then from any layers will be deducted from your investment options within the base policy or layer on a pro-rata basis.


This deduction is a charge we assess for various expenses related to the issuance of a policy, the cost of life insurance, the cost of any optional benefits and administrative expenses. We may realize a profit from the monthly deductions.


MONTHLY DEDUCTION RATES. This is the rate used to calculate a portion of the monthly deduction on the base policy and on each layer, respectively.

The monthly deduction rates may differ for the base policy and for each layer.

The monthly deduction rates will depend on:

o        the total of the face amount of the base policy and of all layers;

the insured's sex;

the insured's smoker or nonsmoker status as determined by us for the base policy and, separately, for each layer, respectively;

the insured's class of risk, including any extra ratings as determined by us for the base policy and, separately, for each layer, respectively;

o the number of years that the policy and each layer, respectively, have been in force; and

the insured's age at issue or on each layer date, respectively.

The maximum monthly deduction rates are based on the 1980 Commissioners Standard Ordinary table for sex distinct, smoker distinct, age nearest birthday rates, adjusted for extra ratings.


A table of guaranteed maximum monthly deduction rates for the policy is shown in the policy data pages. We may use rates lower than these guaranteed maximum monthly deduction rates. We will never use higher rates.

Any change in the monthly deduction rates will be prospective and will be subject to our expectations as to future cost factors. Such cost factors may include, but are not limited to, mortality, expenses, interest, persistency, and any applicable federal, state and local taxes.


The monthly deduction rates in effect for the base policy and for each layer, respectively, at the time they are issued, are guaranteed not to be increased during the applicable required premium period.

MONTHLY DEDUCTION FOR RIDERS. Additional benefits are available by riders to your policy. The fees for these optional riders pay for the cost of these additional benefits. The monthly deduction for riders is deducted from the accumulation value as part of the monthly deduction for the base policy.

o Accident Indemnity Rider - The charge for this rider is part of the monthly deduction during the policy years during which the rider is in effect. The rider terminates on the policy anniversary nearest the insured's 70th birthday, if not terminated sooner. The monthly deduction rate for the rider varies by issue age (age on the layer date for each layer, respectively). The charge is equal to the monthly rate for the rider times the number of thousands of coverage amount under the rider.

o Full Death Benefit Rider - The fee for this rider is part of the monthly deduction during the policy years when the insured is between the attained ages of 90 and 99. The monthly rate for the rider is equal to $0.10 per $1,000 of net amount at risk on the base policy and on each layer, respectively.

Guaranteed Insurability Rider - The charge for this rider is part of the monthly deduction during the o policy years during which the rider is in effect. The rider will terminate on the policy anniversary nearest the insured's 40th birthday, if it has not been terminated sooner. The monthly deduction rate varies based on the issue age and, in California, by the sex of the insured. The monthly rate is applied to the number of thousands of insurance which may be elected under the rider.

o Insurance on Children Rider -The charge for this rider is part of the monthly deduction during the policy years during which the rider is in effect. The rider will terminate on the policy anniversary nearest the insured's 65th birthday, if not terminated sooner. The monthly deduction rate for the rider is equal to $0.45 for each unit of coverage (one unit is $1,000) elected.

o Waiver Provision Rider - The charge for this rider is part of the monthly deduction during the policy years during which the rider is in effect. The rider will terminate on the policy anniversary nearest the insured's 60th birthday, if not terminated sooner. The charge is equal to the monthly deduction rate times the number of thousands of net amount at risk on the base policy and on each layer, respectively. The rate varies by the insured's attained age, sex, and smoker or nonsmoker classification on the base policy.

POLICY FEE - On each monthly policy date, we deduct a policy fee as a part of the monthly deduction for the base policy. Currently, this monthly fee is $6. We reserve the right to change this fee, but we guarantee it will never be more than $6 during the required premium period of the base policy or $10 thereafter. There are no policy fees for layers.


MONTHLY EXPENSE CHARGE PER THOUSAND. The monthly expense charge per thousand varies by policy. The charge for a policy is based on:

o        the face amount of the base policy;


o        the face amount of each layer, respectively, if any;

o        the age of the policy or layer, if any;

the insured's sex;

the insured's smoker or nonsmoker status as determined by us for the base policy and, separately, for each layer, respectively;

the insured's class of risk as determined by us for the base policy and, separately, for each layer, respectively; and

the insured's age at issue (or age on layer date, for each layer, respectively).

The monthly expense charge per thousand may differ for the base policy and for each layer.


REINSTATEMENT INTEREST CHARGES

If your policy lapses and you subsequently reinstate it, you will incur interest charges if:

o        you had an outstanding loan when the policy lapsed;

o        you must pay us an amount necessary as a required premium per year;
         and/or

o you must pay us the net cash value we paid to you at the time the policy lapsed.


The interest rate for an outstanding loan is at an effective annual rate of 6.25% (5.88% in advance) for the period from the date the policy lapsed to the date the loan is repaid or reinstated under the REINSTATEMENT provisions. The interest rate for the required premium per year and for the net cash value paid back to us is at an effective annual rate of 6%.


These interest charges are designed to help us recover the expenses we incur to underwrite and process the reinstatement request, as well as to help offset the reduction in surrender penalty factors from the date the policy lapsed to the date of reinstatement.

PORTFOLIO EXPENSES

The value of the units of the sub-accounts will reflect the management fee and other expenses of the portfolios in which the sub-accounts invest. The management fees and other expenses of the portfolios are listed above under the Table of Portfolio Expenses. The prospectuses and statements of additional Information of the portfolios contain more information concerning the fees and expenses.

POSSIBLE TAX CHARGE


No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, we reserve the right to deduct a charge for such taxes from your policy. We may reflect the amount of such taxes in the calculation of the unit values.


THE POLICY


Depending on the state of issue, your policy may be an individual policy or a certificate issued under a group policy. The policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. There may be differences between the policy issued and the general policy description contained in this prospectus because of requirements of the state where your policy is issued. Some of the state specific differences are included in the prospectus, but this prospectus does NOT include references to all state specific differences. All state specific policy features will be described in your policy.


OWNER


The insured is the owner unless another owner has been named in the application or in a supplemental agreement filed with us in accordance with the policy. As owner, you are entitled to exercise all rights granted under the policy while the insured is alive. If the owner is an individual other than the insured, and dies before the insured, the rights of the owner belong to the executor or administrator of the owner's estate, unless the policy provides otherwise. If the owner is a partnership, the rights belong to the partnership as it exists when a right is exercised.

If ownership of the policy is shared by more than one person, all such persons must sign each written request to exercise any right under the policy. The telephone access privilege may be exercised by any one person who shares ownership, or by your registered representative.

You may change the owner while the insured is alive by notifying us in a form and manner acceptable to us. The change will not be effective until we record it at our Administrative Office. The written consent of any irrevocable beneficiary will be required.

You may assign a policy as collateral or make an absolute assignment. All policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in premium allocations, make transfers or to exercise other rights under the policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Administrative Office. When recorded, the assignment will take effect as of the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment was recorded. We are not responsible for the adequacy of any assignment. However, if you file an assignment with us and we record it at our administrative office, your rights and those of any revocable beneficiary will be subject to it. The written consent of any irrevocable beneficiaries will be required.


BENEFICIARY


If the insured dies while the policy is in force, we will pay the death benefit to the beneficiary. You select the beneficiary on the application and may change the beneficiary at a later date. If the beneficiary is a partnership, we will pay the death benefit to the partnership as it exists on the date the insured dies.


To the extent allowed by law, no death benefit will be subject to the claims of the beneficiary's creditors or to any legal process against the beneficiary.


If any beneficiary dies before the insured, that beneficiary's interest in the death benefit will end. If any beneficiary dies at the same time as the insured, or within 30 days after the insured, that beneficiary's interest in the death benefit will end if no benefits have been paid to that beneficiary. If the interests of all designated beneficiaries have ended when the insured dies, we will pay the death benefit to you, as owner. If you are not living at that time, we will pay the death benefit to your estate.

You may change the beneficiary while the insured is alive by sending us written notice. The change will not be effective until we record it at our Administrative Office. Even if the insured is not living when we record the change, the change will take effect as of the date it was signed. However, any benefits we pay before we record the change will not be subject to the change. An irrevocable beneficiary may not be changed without the written consent of that beneficiary.


APPLICATION FOR A POLICY


We offer policies to proposed insureds who are between ages 16 and 89. After receiving a completed application, we will begin underwriting to decide the insurability of the proposed insured. We may require medical examinations and other information before deciding insurability. We issue a policy only after underwriting has been completed. We may reject an application that does not meet our underwriting standards.

If we approve the application, we will place the insured into one of four underwriting classes:


o        Preferred nonsmoker
o        Preferred smoker
o        Standard nonsmoker
o        Standard smoker

Additional adjustments for extra ratings due to increased mortality risk may apply to persons classified into the standard underwriting classes.


If a face increase is requested on the policy, the face increase will also be subject to our underwriting requirements and review. No face increase amount will be effective until we have completed our underwriting review and have approved the face increase amount. We will assign the insured to one of the four underwriting classes for the face increase amount approved. Additional adjustments for extra ratings may apply for an insured placed into one of the standard underwriting classes for the face increase amount approved.

An insured may be classified into different underwriting classes and be assigned different extra ratings on the base policy and on each layer, respectively.

The underwriting class assigned to the insured affects the monthly deductions for the policy. The monthly deductions and surrender charges for a policy are based on the insured's underwriting class, among other factors. Generally, our rates are lowest for preferred nonsmokers.


We also charge lower rates for policies with higher face amounts of base policy coverage. We offer the following bands for face amounts of base policy coverage:


o        $25,000 - $49,999
o        $50,000 - $99,999
o        $100,000 - $249,999
o        $250,000 - $499,999
o        $500,000 - $999,999
o        $1,000,000 - $2,999,999
o        $3,000,000 - $4,999,999
o        $5,000,000 - $9,999,999
o        $10,000,000 and above

The monthly deduction rates we use decrease at each band, except that at the $5,000,000 band, we reduce the administrative charge from 7% to 6.5%. For the $10,000,000 band, we reduce the administrative charge from 6.5% to 6.25%.

The band for a policy is generally determined based on the total face amount for the base policy plus all layers on the policy. Changes in band due to face amount increase or decreases will be applied prospectively for monthly deductions which become due on or after the effective date of the face amount increase or decrease.

If two or more TransUltra VUL policies are owned by the same owner and provide coverage on the same insured, we may determine the band for each policy based on the total coverage on all the policies at issue. We do not adjust the monthly deduction rates on such policies for face amount increases or decreases in the future.


You may make a payment at the time of application, under certain circumstances, subject to our rules. Under our underwriting rules, you may make a payment at the time of application if you are requesting a face amount of base policy coverage which is no more than $1,000,000. We may refuse to accept initial payments with the application for other situations.

If you make an initial payment in the amount of at least one monthly premium, or 10% of an annual premium, we will issue a conditional receipt which may provide fixed conditional insurance, but not until after all its conditions are met. Included in these conditions are:

o        the completion of both parts of the application;


o        the completion of all underwriting requirements; and

o the proposed insured must be insurable under our rules for insurance under the policy, in the amount, and in the underwriting class applied for in the application.


After all conditions are met, the amount of fixed conditional insurance provided by the conditional receipt will be the amount applied for, up to a maximum of $250,000 for persons age 16 to 65 and insurable in a standard underwriting class, and up to $100,000 for all other ages and underwriting classes.

You do not need to pay an initial payment at the time of application. If we approve the application, you will need to pay us the minimum initial premium for the policy before any coverage under the policy will be in effect.

MINIMUM INITIAL FACE AMOUNT


We will generally issue a policy only if it has a face amount of at least
$25,000.


EFFECTIVE DATE OF COVERAGE

Except as otherwise provided under the terms of the conditional receipt, no insurance coverage is provided under the policy until after we approved the application and:

o        the minimum initial premium is paid to us; and

o        the policy is delivered to you while:


     the insured is alive and in good health, and


b) the statements and answers in the application continue to be true and complete.




POLICY DATE

The policy date is the date from which insurance coverage is provided under the policy, subject to the conditions noted above. We take monthly deductions from the policy for the period starting with the policy date.

Generally, except when you request and we approve backdating a policy, the policy date will be:

o two calendar days after we approve the application if you submitted the initial premium with the application and the policy is issued without delivery requirements; or

o the date you accept the policy and pay us the initial premium, if you did not submit the initial premium with the application and/or we issued the policy subject to satisfactory completion of delivery requirements.


In the latter situation, when we receive the initial premium and any delivery requirements, we will amend the policy date as originally issued. The amended policy date will be the date on which the policy was delivered to you and you had completed any delivery requirements and/or paid over to our agent the required initial premiums. We will not amend the date forward beyond that date which would cause the insured to be a year older for purposes of determining monthly deductions.


BACKDATING A POLICY

If you request, we may backdate a policy by assigning a policy date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application.


If you add a layer to the policy, you may also request us to backdate the layer by assigning a layer date earlier than the date the request is approved.

Monthly deductions are based in part on the age of the insured at issue or on the layer date, if applicable. Generally, monthly deductions are less at a younger age. We will deduct monthly deductions for the period that the policy or layer is backdated. This means that, while the monthly deduction may be lower than what would have applied had we not backdated the policy or layer, you will be paying for insurance during a period when the policy or layer was not in force.


REALLOCATION DATE

When we approve and issue a policy, we establish a reallocation date for that policy. Currently, the reallocation date is 25 calendar days from the date we approve the policy for issue.


Before the reallocation date, any portion of net premiums you wish to allocate to the sub-accounts will be allocated initially to the money market sub-account. Any portion of the net premiums you elected to allocate to the fixed account will be allocated directly to the fixed account. On the reallocation date, the value of those net premiums initially allocated to the money market sub-account will be reallocated to the sub-account options you elected on your application or subsequent premium allocation election.


Net premiums credited to your policy on or after the reallocation date will be allocated to the fixed account and to your elected sub-account options directly, based on your most recent premium allocation election.

FREE LOOK PERIOD

The policy provides for a free look period. You have the right to examine and cancel your policy by returning it to us or to one of our representatives within 10 days after you receive the policy, or a longer period as required by state law for replacement policies or for other reasons.

If you exercise the free look option, we will void the policy and refund:

o the difference between any premiums paid, including fees or other charges, and the amounts allocated to the separate account; PLUS

o the value of the amounts in the separate account on the date we receive the returned policy at our administrative office; PLUS

o        any fees or other charges imposed on amounts in the separate account.
If your policy provides for a full refund as required by state law, your refund will be the total premiums paid to the policy. We may delay a refund of any payment made by check until the check has cleared your bank.

TRANSFERS

After the end of the free-look period and after the reallocation date, you may transfer amounts between or among the investment options available. Your request must be in a form and manner acceptable to us. You may also exercise your telephone access privilege. Each transfer will be subject to our transfer rules in effect at the time the transfer is made. We may set rules specifying, among other things:

o        the minimum and maximum amounts you may transfer; and

o        how frequently you may make transfers.

Different rules may apply to different investment options.

Except with our consent, transfers from the fixed account will be limited as follows:

o        at least 90 days must elapse between transfers from the fixed account;
         and

o the maximum amount which may be transferred is the greater of 25% of the portion of the accumulation value in the fixed account or the amount of the last transfer from the fixed account.

These limitations do not apply to transfers from the loan account due to loan repayments. The portion of the accumulation value in the fixed account excludes the amounts, if any, in the loan account.

We will make the transfer on the day we receive your transfer request in good order. If the day we receive your transfer request is not a valuation date, we will make the transfer on the next following valuation date.


Amounts may not be transferred between the base policy and/or layers.


You will not be charged for the first 18 transfers you make during a policy year. If you make more than 18 transfers during a policy year, we will charge up to $25 for each additional transfer. Any transfer fee will be deducted from the amount that you are transferring. The transfer fee will be allocated between or among the investment options from which the amount is being transferred in proportion of A divided by B, where:

A    is the amount transferred from an investment option; and

B is the total amount transferred from all investment options.


The following transactions do not count toward the first 18 transfers during a policy year and will not be charged a transfer fee:


o Transfers made on the reallocation date from the money market sub-account to other sub-accounts.

o        Transfers to or from the loan account.

o Transfers under the dollar cost averaging or automatic account rebalancing options.


o Transfers we may make after we receive notice of the insured's death.


o Transfers due to material changes in the separate account or one or more of the portfolios in which a sub-account invests.


You may apply for automatic transfers under either the dollar cost averaging, or DCA, option or the automatic account rebalancing, or AAR, option by submitting your written request to our Administrative Office. You may cancel your election of an option by written request or by exercising your telephone access privilege at any time with regard to future transfers.


OTHER RESTRICTIONS ON TRANSFERS

We reserve the right, without prior notice, to modify, restrict, suspend or eliminate the transfer privileges, including the telephone access privilege, at any time and for any reason. For example, restrictions may be necessary to protect owners from adverse impacts on portfolio management of large and/or numerous transfers by market timers or others. We have determined that the movement of significant amounts from one sub-account to another may prevent the underlying portfolio from taking advantage of investment opportunities. This is likely to arise when the volume of transfers is high, since each portfolio must maintain a significant cash position in order to handle redemptions. Such movement may also cause a substantial increase in portfolio transaction costs which must be indirectly borne by owners. Therefore, we reserve the right to require that all transfer requests be made by you and not by a third party holding a power of attorney. We may also require that each transfer you request be made by a separate communication to us. We also reserve the right to require that each transfer request be submitted in writing and be manually signed by you. We may choose not to allow telephone or facsimile transfer requests.

DOLLAR COST AVERAGING OR DCA

This option allows you to systematically transfer a set dollar amount from the money market sub-account on a monthly, quarterly, or semi-annual basis to one or more other sub-accounts. The DCA option is designed to reduce the risk of your purchasing units only when the price of the units is high, but you should carefully consider your financial ability to continue the option over a long enough period of time to purchase units when their value is low as well as when it is high. The DCA option does not assure a profit or protect against a loss. The DCA option will terminate automatically when the value of your money market sub-account is zero.

There is no additional charge for electing the DCA option. Transfers to the fixed account are not permitted under the DCA option. We reserve the right to terminate the DCA option at any time and for any reason.

All DCA transfers are subject to the following requirements:

o You must specify the sub-accounts to which you want to transfer amounts from the money market sub-account, the set dollar amount you want to transfer from the money market sub-account, the frequency of the scheduled transfers and the date you want the transfers to begin.

o The date that you want the transfer to begin may not be:

a) before the end of the free-look period or the reallocation date; or b) less than one month after the date the initial premium was allocated to your policy.

o You must have at least $1,000 in the money market sub-account:

a)       when you elect this option; and

b)       on the date of the first transfer.

o The minimum automatic transfer amount from the money market sub-account is $100.

You may choose any date for your initial DCA transfer, subject to the following limitations:

o        The date you choose may not be:

a)       a monthly policy date; or

     b) the same date as the date you choose for automatic account rebalancing transfers, if you choose that option.

     We reserve the right to limit further the allowable dates on which DCA transfers may take place.

o The first DCA transfer will be on the date you select if that date is a valuation date. Subsequent DCA transfers will occur at the frequency and on the date you select. If the date you select is not a valuation date, DCA transfers will occur on the next following valuation date. If, however, the value in the money market sub-account is less than the scheduled amount on a scheduled date, no DCA transfer will occur on that scheduled date. If the value in the money market sub-account subsequently increases to an amount at least equal to the scheduled amount, then a DCA transfer will resume on the next scheduled date.

The DCA option will automatically terminate on the earliest of:

     o the date the money-market sub-account does not have any accumulation value remaining;


o        the date we receive notice of the insured's death;


o        the date the policy lapses;
o        the date the policy is surrendered or terminated; or

     o the date you request. Your request must be made in writing or by exercising your telephone access privilege.


We will not process any DCA transfers after the date we receive your DCA termination request. You may submit a new request to recommence DCA transfers. However, we may set minimum time periods after the termination date of the previous option election before we allow the new election to become effective.


AUTOMATIC ACCOUNT REBALANCING OR AAR


Once your net premiums and requested transfers have been allocated among your investment option choices, the performance of each investment option may cause your allocation to shift such that the relative value of one or more investment options is no longer consistent with your overall objectives. Under the AAR option, the balances in your selected investment options can be restored to the allocation percentages you elect on your written request by transferring values among the investment options. These balances will be restored separately on the base policy and on each layer.


There is no additional charge for electing the AAR option. We reserve the right to terminate the AAR option at any time and for any reason.

All AAR transfers are subject to the following requirements:

o You must specify the percentages by investment option of the accumulation value (excluding amounts in the loan account) you want to maintain in the selected investment options, the frequency of the scheduled transfers and the date you want the transfers to begin. The percentages must be whole numbers and must equal 100%.

o The date that you want the transfers to start may not be:

a)       before the end of the free-look period or the reallocation date; or

b) less than three months after the date the initial premium was allocated to the policy.

o        The minimum automatic transfer amount is $100.

o We reserve the right to discontinue this option at any time.

You may choose any date for your initial AAR transfer, subject to the following limitations:

o        The date you choose may not be:

a)       a monthly policy date; or

b) the same date as the date you choose for DCA transfers, if you choose that option.

     We reserve the right to limit further the allowable dates on which AAR transfers may take place.

o The first AAR transfer will be on the date you select if that date is a valuation date. Subsequent AAR transfers will occur at the frequency and on the date you selected. If the date you select is not a valuation date, the first AAR transfer will occur on the next following valuation date.

The AAR option will automatically terminate on the earliest of:


o        the date we receive notice of the insured's death;


o        the date the policy lapses;

o        the date the policy is surrendered or terminated; or

o the date you request. Your request must be made in writing or by exercising your telephone access privilege.


We will not process any AAR transfers after the date we receive your AAR termination request. You may submit a new request to recommence AAR transfers. However, we may set minimum time periods after the termination date of the previous option election before we allow the new election to become effective.


TELEPHONE ACCESS PRIVILEGE

This option allows you or your registered representative, within limits, to:

o        transfer amounts between or among investment options,

o        change your premium allocations, and

o        request a loan, up to limits established by us,

by telephone. THE TELEPHONE ACCESS PRIVILEGE WILL AUTOMATICALLY APPLY UNLESS YOU INFORM US, IN WRITING, THAT YOU DO NOT WANT THIS OPTION.

Partial surrenders and full surrenders are not permitted under this option.


We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If more than one person is the owner, the telephone access privilege may be exercised by any one person who is an owner. We will not be liable for any losses due to unauthorized or fraudulent instructions. The procedures we will follow for telephone instructions may include requiring some form of personal identification before acting on such instructions, providing written confirmation of the transaction, and/or tape recording the instructions given by telephone. YOU, AS THE OWNER, BEAR THE RISK FOR RESULTS OF ALL TRANSACTIONS INITIATED THROUGH THE TELEPHONE ACCESS PRIVILEGE.


GUARANTEED EXCHANGE OPTION


Under the Guaranteed Exchange Option, you have a right to exchange your current policy for a fixed policy offered by us. Under this option, you would terminate your coverage under the current policy in exchange for equal coverage under a fixed policy not offering sub-accounts. You may exercise this option at any time before the 20th policy anniversary or the policy anniversary nearest age 95, whichever comes first, if all of the following conditions are met:

the insured is living;


o        the current policy does not have any outstanding loans; and


monthly deductions are not being waived under a Waiver Provision Rider.

The accumulation value on the date the current policy is exchanged will be transferred to the new policy. If the current policy includes one or more layers, and the new policy allows for layers, the accumulation value in each layer and in the base policy will be transferred accordingly to layers and the base policy on the new policy.

EFFECTIVE DATE. The effective date of the new policy will be the date the current policy is exchanged. The policy date of the new policy will be the same as the policy date of the current TransUltra VUL policy. If the new policy allows for layers, the layer date for each layer on the new policy will be the same as the layer date for the equivalent layer in the current policy. We may limit the effective date to the policy anniversary following the date we receive all requirements in good order. Before the date of the exchange, you will continue to have all rights under the current policy, including the right to allocate net premiums to the sub-accounts and to transfer amounts among investment options. If you wish to transfer accumulation values to the fixed account of your policy until the date of the exchange, you must provide us with transfer instructions to that effect.


APPLICATION. We must receive all of the following in order to process the exchange:


o A policy change application indicating your request to exercise this option and your request to surrender the current policy.


o The release of any lien against or assignment of the current policy.

o        The current policy.

o        Payment of any amount due for the exchange, if applicable.


We will consider the application for the current policy together with the policy change application to be the application for the new policy.

NEW POLICY. The exchange must be to an adjustable life insurance policy that would have been available from us at the time you applied for the current policy. The new policy will be based on the sex, age, class of risk and smoking status of the insured as of the policy date of the current policy. If the current policy includes one or more layers, and the new policy allows for layers, the sex, age, class of risk and smoking status of the insured under a layer will apply to the equivalent layer on the new policy. The premiums for the new policy will be based on our published rates in effect on the date you request the exchange. If the Accelerated Death Benefit Option Endorsement is part of the current policy, it will automatically become a part of the new policy. Any other riders that form a part of the current policy, and any new riders requested, will become a part of the new policy only if we agree to provide them on the date of the exchange. The new policy will take effect immediately upon termination of the current policy. Under no circumstances will we pay a death benefit under both the current policy and the new policy.


ASSIGNMENT. If there is an assignment on the current policy and you want to carry over that assignment to the new policy, you must execute a new assignment.

EXCHANGE ADJUSTMENTS. The minimum initial premium for the new policy will be equal to:

     o the cumulative total of the required annual premiums applicable for the number of years that the current policy was in force; MINUS

o        the total accumulation value transferred to the new policy.


If the current policy includes one or more layers and the new policy allows for layers, then the minimum initial premium for the new policy will be equal to:

o the cumulative total of the required annual premiums applicable to the new policy for the number of years that the current policy was in force minus the total accumulation value transferred to the new policy from the current policy's base policy; PLUS

o the cumulative total of the required annual premiums applicable to each layer on the new policy for the number of years that the applicable layer on the current policy was in force minus the total accumulation value transferred to each layer on the new policy from the applicable layer on the current policy.

The minimum initial premium will be applied to the new policy as a gross premium, subject to any administrative or other charges.

SURRENDER PENALTY PERIOD. The period for which the current policy was in effect before the date of the exchange will be used to reduce the surrender penalty period under the new policy. If the current policy has one or more layers and the new policy allows for layers, then the period for which the policy was in effect before the date of the exchange will be determined for the base policy and for each layer separately.

EVIDENCE OF INSURABILITY. When you exercise this option, we will not require evidence of insurability from the insured.

SUICIDE AND INCONTESTABILITY. The period for which the current policy was in effect before the date of exchange will be used to reduce the time period for any suicide and incontestability provision under the new policy. If the current policy has one or more layers and the new policy allows for layers, then the period for which the policy was in effect before the date of the exchange will be determined for the base policy and for each layer, separately.

OWNERSHIP. The owner of the new policy will be the same as the owner of the current policy. If you do not want the owner of the current policy to be the owner of the new policy, you must indicate this on the application for the new policy and complete a transfer of ownership form. We may also require that the owner of the new policy provide us with evidence of insurable interest in the life of the insured. A change in ownership may have tax consequences.

BENEFICIARY. The beneficiary of the new policy will be the same as the beneficiary of the current policy. If you do not want the beneficiary of the current policy to be the beneficiary of the new policy, you must indicate this in the policy change form and complete a change of beneficiary form. We may also require that the new beneficiary provide us with evidence of insurable interest in the life of the insured.


TERMINATION. This Guaranteed Exchange Option terminates on the earliest:

o        the 20th policy anniversary;

o        the policy anniversary nearest age 95;o
o        the date the current policy is surrendered or terminated; or

o        the date the current policy lapses under the GRACE PERIOD provision.


MISSTATEMENT OF AGE OR SEX. If a misstatement of the insured's age or sex is found before this option is exercised and the current policy's death benefit is changed as a result, the face amount of the new policy will be based on the adjusted face amount of the current policy.

If a misstatement of the insured's age or sex is found after this option is exercised, the death benefit amount under the new policy will be subject to the Misstatement of Age or Sex provision of the new policy.


POLICY CHANGES. If the face amount of the current policy is changed for any reason, we will proportionately change the benefit amount of the option.

DEATH BENEFIT


If the policy is in force on the date the insured dies, we will pay the death benefit to the named beneficiary. The death benefit before the policy anniversary nearest age 100 will be based on the option you choose. If you do not choose a death benefit option, the Option 1 death benefit option will automatically be in effect. We will reduce any death benefit payable by any existing policy loans and by the portion of any grace period premium payment necessary to provide insurance to the date of the insured's death. The amount of the death benefit may also be affected by other provisions such as Misstatement of Age or Sex and Partial Surrenders.

The policy is intended to qualify under Code Section 7702 as a life insurance contract for federal tax purposes. The death benefit is intended to qualify for the federal income tax exclusion. The provisions of the policy and any attached endorsement or rider will be interpreted to ensure such qualification, regardless of any language to the contrary.


To the extent the death benefit is increased to maintain qualification as a life insurance policy, we will make appropriate adjustments to any monthly deductions or supplemental benefits (retroactively and prospectively), that are consistent with such an increase. We may deduct retroactive adjustments from the accumulation value or from any death benefits payable. Prospective adjustments will be reflected in the monthly deduction.

PROOF OF DEATH


We will pay any death benefit payable because of the death of the insured when we receive due proof of the death of the insured while the policy is in force. When the insured dies, proof of death must be sent to our Administrative Office. We must be notified of the death within a reasonable time, and in no event later than one year after the date of death. We will send the appropriate forms to the beneficiary upon request.


DEATH BENEFIT OPTIONS


There are three death benefit options available under the policy before the policy anniversary nearest age 100. You choose the desired option in the application. The same death benefit option will apply to the base policy and to each layer, respectively. If you do not choose a death benefit option on the application, Option 1 will automatically take effect.

You may change the death benefit option once per policy year after the first policy year by written request. Changes in the death benefit option:


     o will be effective on the policy anniversary following the date we approve the change;


     o may not increase the net amount at risk, unless we approve the increase based on the insured's evidence of insurability provided to us;


     o will incur applicable surrender penalties if the change in option results in a decrease in the face amount; and

     o may result in changes in the monthly deductions, including the monthly deduction rates.

Before the policy anniversary nearest age 100, the death benefit will be as follows:


For Option 1 (the level option), the death benefit is the GREATEST of:

a) the total of the face amount of the base policy and each layer on the date of the insured's death;

b) the death benefit factor multiplied by the policy's accumulation value on the date of the insured's death; or


c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.


For Option 2 (the plus option), the death benefit is the GREATEST of:

a) the total of the face amount of the base policy and each layer on the date of the insured's death, plus the policy's accumulation value on the date of the insured's death;

b) the death benefit factor multiplied by the policy's accumulation value on the date of the insured's death; or


c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.


For Option 3 (the plus premium option), the death benefit is the GREATEST of:

a) the total of the face amount of the base policy and each layer on the date of the insured's death, plus the excess, if any, of all gross premiums paid over the sum of any partial surrenders, proportionate surrender penalties, surrender penalty free withdrawals and/or premium refunds on the date of the insured's death;

b) the death benefit factor multiplied by the policy's accumulation value on the date of the insured's death; or


c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

Beginning with the policy anniversary nearest age 100, the death benefit will be the greater of:


a) the death benefit factor multiplied by the policy's accumulation value as of the date of the insured's death; or


b) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

If the Full Death Benefit Rider is in force on the policy anniversary nearest age 100, however, the death benefit beginning on that date will be the benefit as provided under the rider.


The applicable death benefit factors will be based on the insured's age as of the last policy anniversary and on the number of full policy years that have lapsed since the date of issue.

We will reduce the death benefit by any outstanding loans and by the portion of any grace period premium payment necessary to provide insurance to the date of the insured's death.


The death benefit options permit you to tailor your policy to your needs.

Option 1 may be the preferable option for you if:


     o you want a specified death benefit amount (the face amount of the base policy and any layers), and


o        you want to minimize your monthly deduction costs.


Under Option 1, the accumulation value generally reduces the net amount at risk. Since monthly deductions for the cost of insurance are based on net amount at risk, Option 1 results in smaller monthly deductions for the same face amount of base policy coverage and any layers for the same insured compared to Options 2 and 3.


Option 2 may be the preferable option for you if:

o        you want a death benefit which may increase over time; and


o you want the beneficiary to benefit from the potential investment growth of the policy as well as to receive the face amount of the policy and any layers.

Under Option 2, your death benefit is generally the sum of the face amount of the base policy coverage, and of any layers, and the accumulation value. To the extent the accumulation value increases, your death benefit will also increase. Since the net amount at risk generally remains the face amount of the base coverage and of any layers, however, the monthly deductions for the cost of insurance will generally be higher than they would be for the same insured under either Option 1 or Option 3.


Option 3 may be the preferable option for you if:

o        you want a death benefit which may increase over time; and

     o you want the death benefit to return the premium outlay as well as the face amount.


Under Option 3, your death benefit will increase based on your cumulative premiums paid, reduced by any amounts you withdraw. These increases are not subject to investment return fluctuations. The monthly deductions you pay for the cost of insurance for the base policy and any for layers may be higher or lower than those you would be charged under Option 2, depending on whether the accumulation value is more or less than the cumulative net premiums paid.

TRANSFERS AFTER INSURED'S DEATH

After we receive notice of the insured's death, we may:


     o transfer any portion of the accumulation value in any sub-account to our general account; and

     o not allow any portion of the accumulation value to be transferred into or to remain in any sub-account.

SETTLEMENT PROVISIONS


The net death benefit payable may be paid in a single sum or under one or more of the payment options we are currently offering. Payment options are paid from our general account and are not based on the investment experience of the separate account. These payment options also are available if the policy is surrendered. We will pay the death benefit or surrender proceeds, as applicable, in a single sum, unless we receive an election to receive the applicable benefits under a settlement option. See APPENDIX B - SETTLEMENT OPTIONS.


OPTION TO CHANGE THE FACE AMOUNT


INCREASING THE FACE AMOUNT. Effective on any policy anniversary, you may request an increase in the face amount of the policy. The policy must be in force on the layer date, and the insured must be alive and no older than age 80. The following conditions apply:

o        You must make a written request to us.

o The amount of the increase in face amount must be at least $25,000.

o You must submit evidence of insurability satisfactory to us.

o The amount of the increase will be contestable and subject to the suicide limitation for two years after the effective date of the increase.

o The death benefit option for the layer must be the same as the base policy.

o If the base policy has a Waiver Provision, the layer must also have a Waiver Provision, subject to our underwriting rules.

The increase in coverage will be issued as a separate layer on the policy. It will have a required premium per year beginning on the layer date. It will also have its own surrender penalty period for 10 years, beginning on the layer date. The monthly deductions for that layer will be based on:

o        the face amount and accumulation value of the layer;

o        the insured's sex;

o        the insured's smoker or nonsmoker status;

     o the insured's class of risk as of the layer date (including any adjustments for extra ratings); and

o        the insured's age as of the layer date.

After the increase, the monthly deduction rates for the base policy and for the layer will be based on the new total face amount of the policy.


DECREASING THE FACE AMOUNT. You may request a decrease in the face amount of the policy if all of the following conditions are met:

o        You must make a written request to us.


o On the request date, the policy must be in force and the insured must be alive.


o The decrease of the face amount may only be effective as of a policy anniversary.

o The amount of the reduction in face amount must be at least $25,000.

o The new face amount may not be less than our published minimum face amount.

The decrease of the face amount may cause a change in the monthly deduction charged.


The decrease will be allocated first to the most recent layer, if any. To the extent the decrease exceeds the face amount of the most recent layer, the additional amount of the decrease will be allocated to the next most recent layers in order, and then to the base policy.

A surrender penalty will result from the decrease in face amount to the extent the decrease is allocated to the base policy during the 10 year surrender penalty period for the base policy or is allocated to a layer during the 10 year surrender penalty period for the layer. If the surrender penalty period is still in effect, the surrender penalty period for the base policy and all layers ends immediately before the policy anniversary nearest age 100. We will allocate the surrender penalty among the base policy and any layers based on the face amount of the decrease allocated to the base policy or the layer. If the surrender penalty for a layer exceeds the accumulation value minus any outstanding loan for the layer, the excess surrender penalty amount will be allocated to the next most recently added layers, in order, and then to the base policy. After we have allocated the surrender penalty among the base policy and any layers, we will deduct the surrender penalty from your investment options on a pro-rata basis on the date the decrease in face amount is effective. If that date is not a valuation date, we will deduct the surrender penalty amounts on the next valuation date.

The surrender penalty for the base policy or a layer is equal to A times B divided by C, where:

A    is the full surrender penalty for the current policy or layer year;

B    is the amount of the decrease allocated to the base policy or layer; and

C is the face amount of the base policy or layer before the decrease.

If a decrease in face amount reduces a layer's face amount to zero but the layer's accumulation value exceeds zero, the remaining accumulation value in the layer will be transferred to the base policy accumulation value. The amounts in each investment option will be transferred directly to the same investment options in the base policy.

After the decrease, the monthly deduction rates and any future surrender penalties will be based on the new face amount of the policy.


If the face amount is decreased during any required premium period, we will recalculate the required premium per year for the remainder of the required premium period based on the new face amount.

PREMIUMS

Premiums are payable to Transamerica Occidental Life Insurance Company. Premium payments may be made by mail to our Administrative Office or through our authorized representative.


When you apply for a policy, you must elect a required premium for the base policy. Your agent will tell you the minimum and maximum amounts that you may elect based on your proposed policy. As described below, the cumulative required premium for the base policy and any layers must be paid during any applicable required premium period or the policy will enter the grace period and may lapse. This period is 10 years for issue ages through age 80, and 5 years for issue ages 81 through 89. There will be a new required premium period based on age on the layer date if you add a new layer.

PAYING THE REQUIRED PREMIUMS DURING THE REQUIRED PREMIUM PERIOD DOES NOT GUARANTEE THE POLICY WILL NOT LAPSE. EVEN IF YOU PAY THE REQUIRED PREMIUMS DURING THE REQUIRED PREMIUM PERIOD, THE POLICY CAN STILL LAPSE IF THE ACCUMULATION VALUE, LESS ANY OUTSTANDING LOAN, IS NOT ENOUGH TO PAY THE MONTHLY DEDUCTIONS DUE. If the Endorsement to Modify Grace Period is in effect on your policy, however, the policy will not enter the grace period due the monthly deduction exceeding the available accumulation value, subject to the provisions of that endorsement.


We will accept any premium amount you send us while the policy is in force, subject to the Premium Limitation provision and the following conditions:

o The policy will not become effective until you pay the minimum initial premium shown on the policy's data page.

o    You may pay premiums at any time before the policy anniversary nearest age
     100. Each premium must be at least $25 and may not exceed the limits described in the Premium Limitation section below.


REQUIRED PREMIUMS

By the end of each policy or layer year during any applicable required premium period, the total gross premiums paid for the policy, less the amount of any premium refunds, partial surrenders and surrender penalty free withdrawals, must equal or exceed the cumulative required premiums for the base policy and all layers, or this policy will enter the grace period and may lapse. On any applicable policy or layer anniversary, the cumulative required premiums for the base policy or any layer, respectively, is equal to (a) times (b), adjusted for any decreases in face amount, where:

(a)      is the required premium for the base policy or layer; and

     (b) is the number of full years that have elapsed in the required premium period for the base policy or layer.

You may pay all or part of the required premiums at any time before they are due.

LAYER ALLOCATION

Net premiums will be allocated among the base policy and any layers as follows:

o The net premium will first be applied to any required premiums not yet paid that are due before the end of the current policy or layer year. Amounts so applied will be allocated in proportion to such required premiums not yet paid for the base policy and each layer.

o Any remaining net premium will next be applied to any required premiums not yet paid for future policy and layer years. Amounts so applied will be allocated in proportion to the amounts required to meet the future premium requirements for the base policy and each layer.

o The remainder, if any, will be allocated in proportion to the most recently applicable required premium for the base policy and each layer.

After the end of the required premium period, premium payments are flexible as to amount and frequency within limits, and no premiums may be paid into the policy after the policy anniversary nearest age 100.

After the required premium period, we will continue to provide you with a schedule of premium payments. Paying these premiums does NOT guarantee that your policy will not lapse (except as provided under the Endorsement to Modify Grace Period). If you stop paying premiums after the required premium period for the base policy or for any layer, your coverage will continue until the accumulation value less any outstanding loan is insufficient to pay the monthly deduction due. At that time, your policy will enter the grace period (subject to the provisions of the Endorsement to Modify Grace period if that endorsement is in effect on your policy). At the policy anniversary nearest age 100, premium billing will stop and no further premium payments will be accepted.


PREMIUM QUALIFICATION CREDIT


At the end of each year during the required premium period of the base policy, if you have paid the cumulative required premiums for the base policy as described in the Required Premiums provision, we will add a premium qualification credit to the accumulation value of the base policy. For the base policy, the amount of the credit will be a specific percentage of the required premium per year for the base policy during the required premium period. The premium qualification credit is equal to 2% of the required premium. After the required premium period for the base policy, no additional premium qualification credits will be added to your accumulation value.

At the end of each layer year during the required premium period of each layer, if you have paid the cumulative required premiums for the layer as described in the Required Premiums provision, we will add a premium qualification credit to the accumulation value of that layer. For a layer, the amount of the credit will be 2% of the required premium for the layer. After the required premium period for each layer, no additional premium qualification credits will be added to your accumulation value.

We will not credit the premium qualification credit if the amount of premium required is not received by the end of the applicable policy or layer year.

The premium qualification credit will be allocated among your investment options according to the most recent premium allocation election we have received from you. We will allocate the premium qualification credit on the policy or layer anniversary if that day is a valuation date. If the policy or layer anniversary is not a valuation date, we will allocate the premium qualification credit on the next valuation date.


PREMIUM LIMITATION

We reserve the right to refund any unscheduled premium during any policy year if the total premium paid:

     o    increases   the   difference   between  the  death   benefit  and  the
          accumulation value; and


o is more than 1% of the policy's face amount and more than three times the total of the monthly deductions for the previous policy year.

We also reserve the right to refund any unscheduled premiums that exceed $25,000 in any 12-month period. We will not refund any amount if doing so would cause the policy to enter the grace period before the next policy anniversary. The amount refundable will not exceed the net cash value of the policy.

If we believe any portion of a premium payment will cause a policy to become a Modified Endowment Contract, or MEC, under the tax laws, we will not accept that portion of the premium payment and will immediately notify you. We will refund the excess portion when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

     o The premium payment would no longer cause the policy to become a MEC as of the date the refund is to be made; or

o We receive a signed acknowledgment from you before the refund date instructing us to process the premium notwithstanding the tax issues involved.

In the above cases, we will treat the excess premium as having been received on the date the excess premium would no longer create a MEC or the date we receive the signed acknowledgment. We will then process it accordingly. You may submit a written authorization to us with the premium instructing us to apply the premium to the policy even though applying that premium would cause the policy to become a MEC. In that event, we will treat such authorization as the signed acknowledgement noted above and will credit the net premium to the policy according to our regular premium allocation rules.


CONTINUATION OF INSURANCE


If you stop paying premiums, we will continue your policy at the face amount then in effect and with any additional benefits provided by rider, subject to the grace period and any premium requirements that may be in effect.


ALLOCATION OF NET PREMIUMS


In the application for your policy, you elect the initial allocation of the net premiums among the investment options. You may allocate net premiums to one or more investment options. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and the combined percentages must total 100%. In the future, we may limit the number of sub-accounts you may invest in. Currently, you may allocate your net premiums among any or all the sub-accounts and the fixed account. The allocation percentages you elect will apply to all premiums we receive unless you change your premium allocation instructions to us.

You may change your premium allocation instructions at any time by sending us a written request or by exercising your telephone access privilege. Any premium allocation change will apply to all premiums we receive on or after the effective date of change. We reserve the right to charge a fee up to $25 for each premium allocation change, but we do not currently charge for allocation change requests. We will deduct any such fee from the accumulation value of the base policy on a pro-rata basis.

Your premium allocation election applies to all net premiums credited to your policy. Separate elections for each layer and the base policy are not permitted.

The accumulation value in each sub-account will vary with the investment experience of the portfolio in which the sub-account invests. You bear this investment risk. Investment performance may also affect the death benefit. You should review your allocations of premiums and accumulation value as market conditions and your financial planning needs change.


INITIAL PREMIUM

The initial net premium will be credited to your policy no later than the second valuation date following the latest of:

o        the date we approve the issuance of the policy;

o        the policy date;

o        the date we receive the minimum initial premium; or


     o the date we approve the final delivery requirement returned to us, if the policy was issued with delivery requirements.

Delivery requirements are any requirement that must be completed before the policy can become effective and before the policy may be delivered to you. Examples include any application amendment or additional evidence of insurability that we require. Except as otherwise provided in the conditional receipt, the policy will not become effective until after all delivery requirements are satisfied.

SUBSEQUENT PREMIUMS

After the reallocation date, we will allocate net premiums on the day we receive them. If the date we receive a premium is not a valuation date, we will allocate the net premium on the next valuation date.


CREDITING OF NET PREMIUMS BEFORE
REALLOCATION DATE


If any net premium is credited before the reallocation date, any amounts you elected to allocate to the separate account will be initially allocated solely to the money market sub-account. On the reallocation date, we will reallocate the portion of the accumulation value in the money market sub-account among the sub-accounts that you elected. If the reallocation date is not a valuation date, we will make the reallocation on the next valuation date.


We will allocate any net premium credited to the policy on or after the reallocation date directly to the investment options you elected.

UNITS AND UNIT VALUES

VALUATION OF UNITS


We will allocate net premiums, transfers and any applicable premium qualification credits to the sub-accounts you have elected. All net premiums will be allocated according to the ALLOCATION OF NET PREMIUMS section.

Your policy will be credited with a number of units in a sub-account is equal to the amounts allocated to that sub-account divided by the value of the applicable unit. The value of the applicable unit will be determined on the day the amount is allocated. If day we allocate the amount is not a valuation date, the value of the applicable unit will be determined on the next valuation date.


The number of units in a sub-account will remain fixed, unless:

     a) increased by a net premium, premium qualification credit or a transfer allocated to the sub-account;


b) reduced because of a partial surrender, surrender penalty free withdrawal, surrender penalty, monthly deduction, policy loan, or other charges or fees allocated to the sub-account, or because of a transfer from the sub-account; or


c)       changed by a subsequent split of a unit value.


Any transaction described in b) above will result in the cancellation of a number of units that are equal in value to the amount of the transaction.

On each valuation date, we will value the assets of each sub-account and determine the value of each unit.


UNIT VALUES

The unit values for all sub-accounts except the money market sub-account were initially set at $10.00. The unit value for the money market sub-account was initially set at $1.00. The unit value for a sub-account on any subsequent valuation date is equal to:

                                {(A x B) minus C}

                                        D

where

A is the number of shares of the underlying portfolio held by the sub-account at the end of the valuation date.


B is the net asset value (NAV) per share of the underlying portfolio as of the end of the valuation date, plus the per share amount of any capital gains or dividends declared on that valuation date.


C is a charge for each day in the valuation period equal to the net assets of the sub-account multiplied by the daily mortality and expense risk factor.


D is the number of units outstanding as of the end of the prior valuation date.


The unit value may increase or decrease from one valuation date to the next. You bear this investment risk. We reserve the right to change the method we use to determine the unit value, subject to any required regulatory approvals.


If we are required to pay federal taxes on the separate account, we reserve the right to deduct a charge for such taxes. We may reflect the amounts of such charges in calculation of the unit values.


ACCUMULATION VALUE

DETERMINATION OF ACCUMULATION VALUE


The base policy and each layer have separate accumulation values, a portion of which may be available to you by taking a loan, a surrender penalty free withdrawal or partial surrender, or upon surrendering the policy. The accumulation value may affect the amount of the death benefit.

The accumulation value of the base policy at the time the initial premium is accepted is equal to:

the initial net premium; MINUS

the monthly deduction(s) that start on the policy date.

The accumulation value of the base policy or a layer on any specified date after the initial premium is allocated to the policy is equal to the sum of:

o        the accumulation values in the separate account; PLUS

o the accumulation values in the fixed account, including the loan account, for the base policy or layer on that date.


SUB-ACCOUNTS

The portion of your accumulation value in sub-accounts to which you have allocated your net premiums or transferred amounts is equal to the value of the units in the sub-accounts credited to your policy times the number of such units.

FIXED ACCOUNT


Amounts in the fixed account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by us. For a detailed description of the fixed account, see APPENDIX A - The Fixed Account.


LOAN ACCOUNT


Amounts borrowed from the policy are transferred to the loan account. Amounts in the loan account do not vary with the investment performance of any sub-account. Instead, these amounts are part of the fixed account but credited with separate interest rates. The loan account is excluded from the value of the policy used to determine pro-rata allocations.


PARTIAL SURRENDERS


At any time after the end of the free-look period, you may surrender a portion of the policy's value by sending us a written request. We will deduct the surrender amount and any surrender penalty from your investment options on the day we receive your surrender request in good order. If that day is not a valuation date, we will deduct the surrender amount and any surrender penalty from your investment options on the next valuation date.


In any policy year, the maximum amount that you may receive by partial surrender is:


o        the accumulation value of the policy; MINUS


o        any existing policy loans; MINUS

o        the sum of three monthly deductions; and MINUS


     o the greater of $25 or the surrender penalty that would apply for a full surrender of the policy.

We will calculate the maximum partial surrender amount for the base policy and each layer in a similar manner.


If you request an amount larger than the maximum described above, we will treat it as a request for a full surrender.


We will allocate the partial surrender among the base policy and any layers based on the proportion that the maximum partial surrender amount for each bears to the total maximum of the partial surrender amounts available for the base policy and all layers. The amounts so allocated will be deducted from the accumulation value of the base policy or layer.

During the first 10 policy or layer years, or until the policy anniversary nearest age 100, whichever is earlier, we will assess a surrender penalty on any partial surrender amount that exceeds the amount eligible for the surrender penalty free withdrawal described below. This excess will be attributed first to the most recent layer, if any. To the extent the excess is greater than the face amount of the most recent layer, the remainder will be attributed to the next most recent layers in order, and then to the base policy.

For each layer where the amount attributed equals the face amount, the surrender penalty will be equal to A times B divided by C, below. For the base policy or layer to which any lesser amount is attributed, the surrender penalty will be equal to A times B divided by D below, but not more than A times B divided by C. For purposes of these calculations:

A    is the amount of the excess attributed to the base policy or layer;

B    is the surrender penalty factor for the current policy or layer year, as applicable;

C    is 1000; and

D    is 1000 minus the surrender penalty factor for the current policy or layer year, as applicable.

The surrender penalty factors vary by policy year and layer year and are shown in the policy data pages. However, if the sum of the surrender penalties for the base policy and any layers is less than $25, the surrender penalty will be $25.

After all surrender penalty periods have expired, we will assess a $25 transaction fee on any surrender amount that exceeds the amount eligible for a surrender penalty free withdrawal.

The surrender penalty will be deducted from the accumulation value of the newest layer. If the accumulation value of that layer is insufficient, the remainder will be deducted successively from the next most recent layer(s), and then from the base policy. After we have allocated the surrender amount and surrender penalty among the base policy and any layers, we will deduct the allocated amounts from your investment options on a pro-rata basis. We may permit you to specify the investment options from which the partial surrender and surrender penalties, if any, are to be deducted. Such specifications must be in a form and manner acceptable to us. IF YOUR POLICY HAS ONE OR MORE LAYERS ON IT, YOU WILL NOT BE PERMITTED TO SPECIFY THE INVESTMENT OPTIONS FROM WHICH THE PARTIAL SURRENDER AND PENALTIES, IF ANY, ARE TO BE DEDUCTED.

If you choose Death Benefit Option 1, we will also reduce the policy's face amount by:

o the surrender amount that exceeds the surrender penalty free withdrawal amount; PLUS

o        any applicable surrender penalty.

If you choose Death Benefit Option 3, we will also reduce from the policy's face amount by:

o        the surrender amount that exceeds the greater of:

a)       the amount eligible for a surrender penalty free withdrawal; or

b) the cumulative gross premiums paid minus the sum of all previous surrenders and premium refunds; PLUS

o any applicable surrender penalty on the amount that exceeds the amount eligible for a surrender penalty free withdrawal.

If the amount of the reduction exceeds the face amount of the most recent layer, the excess amount will reduce the face amount of the next most recently added layers, in order, and then the face amount of the base policy.

If the new face amount would be less than our minimum allowed, then we will not allow the partial surrender.


SURRENDER PENALTY FREE WITHDRAWALS


After the first policy year, a portion of any partial surrender amount you request over $100 is available without surrender charges and without reductions in face amount. The amount available is:

o        10% of the accumulation value, MINUS



100% of the sum of all surrender penalty free withdrawals since the last policy anniversary.

This amount may not exceed the maximum amount available as a partial surrender.

There may be important tax consequences of making a partial surrender of the policy. Consult with a tax adviser regarding these tax consequences.

NONFORFEITURE OPTION - FULL

SURRENDER

You may surrender the policy at any time for its net cash value. The surrender penalty for a full surrender of the policy is equal to the surrender penalty, if any, for the base policy, plus the surrender penalty, if any, for each layer.

We will process the surrender on the day we receive your written request in good order. If that date is not a valuation date, then the request will be effective on the next following valuation date.

There may be important tax consequences of taking a full surrender of the policy. Consult with a tax adviser regarding these tax consequences.


POLICY LOANS


You may borrow any portion of the net cash value of the policy. We will process a loan on the day we receive your loan request in good order. If that day is not a valuation date, we will process the loan on the next valuation date.

We will require the written consent of any irrevocable beneficiaries.

The following terms and conditions apply to policy loans:

o The maximum loan amount for the policy is equal to the policy's accumulation value MINUS the total of:

a)       any outstanding loan(s) on the policy; PLUS

b)       interest on the amount of the loan to the end of the policy year; PLUS


c) the surrender charges that would be assessed on a full surrender of the policy or, if greater, the amount of two monthly deductions for the base policy and for all layers.

     We will calculate the maximum loan amount for the base policy and each layer in a similar manner.

o Interest on loans is due in advance each year on the policy anniversary. The annual effective loan interest rate is 6.25% (5.88% in advance) during the first ten policy years and 4.25% (4.07% in advance) thereafter. We may charge lower rates than these rates. We will never charge higher interest rates. Currently, we charge 6.00% (5.66% in advance) during the first ten policy years and 4.00% (3.84% in advance) thereafter. If you do not pay interest when it is due, we will add the amount of the interest to the loan.

We will allocate the net loan amount to the base policy and any layers in the same proportion the maximum loan amount for each bears to the total of the maximum loan amounts for the base policy and all layers. We will then deduct the allocated amount from the base policy's or layer's investment options on a pro-rata basis, unless you specify, in a form and manner acceptable to us, the investment options to which you want to allocate the net loan amount. We will transfer the net loan amount to the loan account.

If there are no layers on your policy, we will allow you to specify the investment options from which the loan should be deducted. Loan interest is always deducted pro-rata. If there are any layers on your policy, all loans will be allocated pro-rata, as described above.

If the insured dies, we will deduct the outstanding loan from the death benefit before we pay the death benefit to the beneficiary.

We will credit interest to the loan account at a rate equal to 4%.


LOAN REPAYMENT


You may repay any part of an outstanding loan at any time while the insured is living. We will allocate the loan repayment on the day we receive it. If that day is not a valuation date, we will allocate it on the next valuation date.

If you want to make a loan repayment, you must tell us that the payment you send us is for that purpose. Unless your payment is clearly marked as a loan repayment, we will assume it is a premium payment if it is received before the policy anniversary nearest age 100. When we receive a loan repayment, we will apply it to the outstanding loan. The loan repayment will be allocated first to the most recent portion of the outstanding loan, and then to the next most recent portions in order. For each such portion of the loan being repaid, the loan repayment is first allocated to the portion of that loan amount in the base policy, and then successively to any layers in the order of their layer dates. After we have allocated the loan repayment among the base policy and any layers, we will allocate those amounts to your investment options according to the allocation percentages provided in the most recent premium allocation election we have received from you.

Your policy will not automatically lapse if you do not repay a loan. However, it will enter the grace period if the accumulation value less any outstanding loans is not large enough to cover the monthly deduction due and any loan interest due that is not paid in cash.

You may pay loan interest due in cash. We will treat the payment as a loan repayment if you clearly identify the payment as a loan repayment or a payment of loan interest due. Loan interest for each year is added to your loan. We will deduct the loan interest from your investment options on a pro-rata basis, and then transfer the loan interest to the loan account. The loan interest deduction and transfer will be effective on the policy anniversary. If the policy anniversary is not a valuation date, the loan interest deduction and transfer will be effective on the next valuation date. Any loan interest paid in cash will be applied to the loans in the order in which they were made.


EFFECT OF POLICY LOANS


Policy loans will affect the accumulation value and net cash value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the underlying portfolios in which the sub-accounts are invested is less than or greater than the interest credited to the portion of the policy in the fixed account that secures the loan.

We will deduct any outstanding policy loan from the proceeds payable when the insured dies or from a full surrender.

The policy will enter the grace period and may lapse at the end of that period if the monthly deductions due on any monthly policy date exceed the accumulation value of the policy minus any outstanding loan. As a result, increases in the outstanding loan and/or decreases in the accumulation value may make it more likely that your policy will lapse. Assuming you do not make loan repayments, the outstanding loan will increase if you receive additional loan amounts from your policy. The outstanding loan amount will also increase if you do not pay loan interest due in cash. Your accumulation value, net of outstanding loans, will decrease if you take additional loans from your policy or you take partial surrenders from your policy or, in certain situations, you decrease the face amount of your policy. The accumulation value in a sub-account on the policy may decline based on the investment performance of the underlying portfolio.


In the event the policy lapses or is otherwise terminated while a policy loan is outstanding, the policy loan will be treated as cash received from the policy for income tax purposes. Any cash received, that is, the outstanding policy loan plus any other accumulation value less surrender penalties in excess of the policy's tax basis, should be taxable as ordinary income.

For a discussion of the federal tax considerations of policy loans, see FEDERAL TAX CONSIDERATIONS - Policy Loans.

GRACE PERIOD


During any required premium period, a grace period is a period of 61 days starting on:

o a policy or layer anniversary on which the cumulative required premiums for the base policy or layer, respectively, have not been paid; or

o a monthly policy date when the policy's accumulation value minus any existing loan is less than the total monthly deduction due.

DURING THE REQUIRED PREMIUM PERIOD FOR THE BASE POLICY OR A LAYER, FAILURE TO PAY SUFFICIENT PREMIUM TO MEET THE CUMULATIVE REQUIRED PREMIUM AMOUNTS WILL CAUSE YOUR POLICY TO ENTER THE GRACE PERIOD, EVEN IF THE ACCUMULATION VALUE IS GREATER THAN THE MONTHLY DEDUCTIONS DUE.

After all required premium periods and before the policy anniversary nearest age 100, a grace period is a period of 61 days beginning on a monthly policy date when the policy's accumulation value minus any existing loan is less than the total monthly deduction due.

After the policy anniversary nearest age 100, a grace period is a period of 61 days starting on a policy anniversary on which any loan interest due has not been paid in cash, and the policy's accumulation value minus any existing loan is less than the loan interest due.

If the policy enters the grace period, we will let you know by sending a notice to your last known address. The notice will state the amount you must pay to keep the base policy and any layers in force. You must pay this amount before the grace period ends. If you do not pay enough, the policy will lapse at the end of the 61 days. If there is any net cash value remaining at the end of the grace period, we will apply it to the nonforfeiture option.

During the grace period, we will not charge interest on the amount due. If the insured dies during the grace period and before you pay the amount due, we will subtract from the death benefit the amount required to provide insurance to the date the insured died.


REINSTATEMENT

If the policy lapses, it may be reinstated provided it was not surrendered. To reinstate the policy, you must meet the following conditions:

o You must request reinstatement in writing within three years after the date of lapse and before the policy anniversary nearest age 100.


The insured must submit evidence of insurability satisfactory to us.

     o If any loans existed when the policy lapsed, you must repay or reinstate such loans, with interest. Interest will be compounded annually from the date of lapse. Interest will be at the loan reinstatement interest rate of 6.25% (5.88% in advance). Any loan interest due after the effective date of reinstatement will be at the effective annual rate for the policy year during which the interest is due.

o The reinstated policy will be subject to the minimum premium requirement during the required premium period. Any increase in the face amount of the base policy will also be subject to the minimum premium requirement during the layer's required premium period. The required premium period will be calculated from the original policy date or the original layer date. It does not start over.

     If the policy lapsed during any required premium period, you must pay a premium large enough to meet the minimum premium requirement at the time of reinstatement, with interest. Interest will be compounded annually at the reinstatement interest rate of 6%. If the policy lapsed after any required premium period, you must pay a premium large enough to cover two monthly deductions due when the policy lapsed and three monthly deductions due when the policy is reinstated. The amount equivalent to two monthly deductions due when the policy lapsed will be used to reimburse us for the insurance provided during the grace period.

You must repay any net cash value given to you at the time of lapse, with interest. Interest will be compounded annually at the reinstatement interest rate of 6.25% (5.88% in advance).

Any applicable surrender penalties in effect for the reinstated policy or layer will be calculated from the original policy date and layer dates, as applicable.

The effective date of a reinstatement will be the date we approve your request. We will resume taking monthly deductions for the policy as of the nearest monthly policy date. If a person other than the insured is covered by any attached rider, that person's coverage will be reinstated under the reinstatement terms of such rider.


The accumulation value of the reinstated policy will be:

o        any surrender penalty assessed at the time of lapse; PLUS

o        any net cash value we paid to you at the time of lapse; PLUS

o        any loan repaid or reinstated; PLUS

o        any net premium you pay at reinstatement; MINUS

o        any monthly deductions due at the time of lapse.


We will allocate any loan repaid and any net premium you pay at reinstatement according to the most recent premium allocation election we have received from you. We will restore any surrender penalty assessed at the time of lapse. We will allocate any restored surrender penalty and any net cash value you repay at reinstatement between the base policy and any layers in the same proportion as these amounts were deducted at the time of lapse. We will then allocate the base and layer amounts among your investment options in the same proportion as these amounts were deducted at the time of lapse.


We will allocate the amount you pay within one valuation date after the later of:

o        the valuation date that we approve the reinstatement; or

o the valuation date that we receive the required premium and other payments.

OTHER BENEFITS

Other benefits are available under the policy by riders or endorsements attached to the policy. Any costs of these riders become part of the monthly deductions, unless we specify otherwise. All riders and endorsements may not be available in all jurisdictions, and the names of the riders and endorsements may vary by jurisdiction.


AUTOMATIC PREMIUM LOAN ENDORSEMENT

You may elect on your application to add the Automatic Premium Loan (APL) Endorsement to your policy. There are no additional premiums or charges if you elect this endorsement.

We may also permit you to add the endorsement at a later date. If the endorsement is in effect on your policy, then, if any portion of the required premium remains unpaid at the end of the grace period, we will make an automatic premium loan to pay the required premium. The policy must have enough net cash value to pay both the required premium due and the interest due on the automatic premium loan. If the policy does not have enough net cash value to pay both the required premium due and the interest due on the automatic premium loan, the policy will lapse, subject to the NONFORFEITURE - FULL SURRENDER provisions.

We will deduct the automatic premium loan, including the loan interest due in advance, from your investment options on a pro-rata basis. We will then transfer the automatic premium loan and applicable interest to the loan account. We will credit the net loan amount under the APL provisions as a premium payment on the same date that we take the loan. We will allocate the net premium amount under the APL provisions according to your current premium allocation elections. The automatic premium loan and applicable interest will be effective on the last day of the grace period. If that day is not a valuation date, the automatic premium loan, with applicable interest, will be effective on the next valuation date.

The automatic premium loan will be subject to all other provisions and limitations that apply to policy loans.

The Automatic Premium Loan Endorsement is only effective during the required premium period. The Endorsement will terminate after the end of the required premium period. If you request and we approve a face increase amount for the policy, the endorsement will be effective during the required premium period for the layer.


ENDORSEMENT TO MODIFY GRACE PERIOD


This endorsement allows your policy to remain in force even though the accumulation value is not sufficient to cover the monthly deductions due, subject to the terms of the endorsement.

This endorsement will be added to your policy at the time of issue if the death benefit option selected is Option 1 (level death benefit option). If the death benefit Option 1 is changed at a later date to another death benefit option, the endorsement will terminate.


While there is no direct charge or additional monthly deduction for the endorsement, the Select Monthly Premiums must be paid to maintain the benefits of the endorsement, subject to all other terms of the endorsement.

For purposes of the endorsement, the following definitions will apply:


NET DEPOSITS mean the total premiums paid, less the sum of any premium refunds, partial surrenders, and surrender penalty free withdrawals, since the policy date. In calculating the net deposits, premium paid in a policy year before the policy year in which the select monthly premium is due will reflect a time value of money at 4 % per year.

SELECT MONTHLY PREMIUM is the amount you must pay each month during the select period to maintain the endorsement. This amount is shown in the policy data page. Select Monthly Premiums may be paid cumulatively in advance.


During the select period, the policy will not enter its grace period due to lack of accumulation value if:

o        there is no outstanding loan;

o the select monthly premium requirement has been met. The select monthly premium requirement will be met if, at the start of each policy month, the net deposits equal or exceed the cumulative select monthly premiums due since the policy date; and


Death Benefit Option 1 is, and has always been in effect.

If all three of the above requirements are met, the grace period will be modified so that the base policy, the endorsement and, if applicable, any layers will remain in force. If the grace period is modified, all other riders, except for the Full Death Benefit Rider and the Waiver Provision Rider, will be terminated. Any conversion privilege included in the terminated riders must be exercised at that time or they will be forfeited.

THE ENDORSEMENT DOES NOT PREVENT THE POLICY FROM ENTERING THE GRACE PERIOD DURING THE REQUIRED PREMIUM PERIOD DUE TO FAILURE TO MEET THE REQUIRED PREMIUM PAYMENT AMOUNTS.

You may choose a select period of either 10 years or 20 years (or, until the policy anniversary nearest the insured's 100th birthday, if less than 20 years).

Unless requested otherwise, the 10 year select period option will be added to your policy, subject to the conditions noted.

After the policy is issued, the select period chosen may not be changed.

The select monthly premium will vary by policy and will be specified on the policy data pages. The select monthly premium for the 10 year select period will generally be less than the select monthly premium on that same policy for the 20 year select period.

If you add a layer to your policy during the select period, and the endorsement is in effect on the policy, then the endorsement will also apply to the layer. The select monthly premium will be increased prospectively from the layer date to reflect the effect of the endorsement on the layer. The select period, however, will not be extended. The select period is measured solely from the policy date.

If you add a layer to your policy, but the endorsement is NOT in effect when you add the layer, you may not add the endorsement to the policy or to the layer.

We will continue to deduct the monthly deductions from the accumulation value as they come due. We will offset the amount of the monthly deductions in excess of the accumulation value when there is sufficient accumulation value, and we may offset the amount of monthly deductions in excess of accumulation value against any new net premiums paid before the allocation of such net premiums among your elected investment options.

WAIVER PROVISION. If the policy contains the Waiver Provision Rider and a disability claim is approved while this endorsement is in effect, the select monthly premium will be waived. The select monthly premium will be waived for the same length of time that the policy is on waiver. Any waiver of a select monthly premium is subject to the terms of the endorsement. The select period will not be extended.


AUTOMATIC TERMINATION. The endorsement will automatically terminate when the first of the following events occurs:


o        the select monthly premium requirement is not met;


o        the select period ends;


o        you change the death benefit option from Option 1 to anothero. option;
                or

o        the policy terminates for any reason.


REINSTATEMENT. If the endorsement terminates solely due to the select monthly premium requirement not being met, you may reinstate the endorsement within 30 days of the termination date.

To reinstate the endorsement, you must, within 30 days from the termination date:

o        request reinstatement in writing; and

o        pay us the necessary premium to reinstate the endorsement.

The necessary premium to reinstate the endorsement is equal to:

o the difference between the cumulative select monthly premiums due and the net deposits as of the termination date; PLUS

o two select monthly premiums or, if less, the select monthly premiums due to the end of the select period.

Reinstatement of the endorsement will be subject to all other provisions of the endorsement.


It is our current practice to determine whether the select monthly premium requirement has been met only at the end of a policy year. We may resume monthly checking of the requirement at any time, without advance notice.


ACCELERATED DEATH BENEFIT OPTION
ENDORSEMENT

This endorsement will be added to your policy at issue so long as the endorsement is approved in the state in which you apply for the policy. There is no monthly deduction or other charge for the endorsement unless you take an accelerated death benefit payment. Exercising the option and receiving an accelerated death benefit will permanently affect the remaining death benefit under the policy and will also result in a reduction of the policy's accumulation value.


An accelerated death benefit is only payable upon submission of satisfactory evidence that the insured has a terminal illness qualifying for the benefit.


Other conditions apply which determine whether an accelerated death benefit is payable.


NOTE. Any amount payable under this option is intended to qualify for federal income tax exclusion to the maximum extent possible. To that end, the provisions of the endorsement and the policy are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions to the contrary. We reserve the right to amend the endorsement and the policy to reflect any clarifications that may be needed or are appropriate to maintain such qualification, or to conform the endorsement and the policy to any applicable changes in the tax qualification requirements. You will be sent a copy of such notice. Benefits paid under this rider may be taxable. Benefits under some business related policies may be taxable. As with all tax matters, you should consult a tax adviser to assess the impact of this benefit on you and the policy.


AMOUNT OF BENEFIT. While the policy is in force and upon your request, we will pay an accelerated death benefit to you, subject to the conditions and limitations in the endorsement. You may request an accelerated death benefit in any amount, subject to a minimum amount of $10,000 and a maximum amount equal to the lesser of:

o        $250,000; or


o 75% of the combined policy basic death benefit for all policies insuring the insured that were issued by us as of the first accelerated death benefit payment.

The maximum amount applies cumulatively to all policies issued by us.


If the first accelerated death benefit payment is less than the maximum, then no more than the remaining balance of the maximum can be paid out on a later date as an accelerated death benefit.

If there is an outstanding loan, the accelerated death benefit payment may be reduced to repay a proportionate portion of the policy loan. At the time we pay the accelerated death benefit, if the policy is in the grace period, we will deduct any unpaid premium in accordance with the grace period provisions.

We will deduct a $250 administrative fee from each accelerated death benefit payment.


EXERCISING THE OPTION. We must receive your written request at our Home Office or at our Administrative Office within 30 days after the certification of diagnosis of terminal illness, or as soon thereafter as reasonably possible. The request should include the insured's name and the policy number and must be signed and dated by you, the owner. If the policy has an irrevocable beneficiary, that person(s) must also sign the request. If the policy is assigned, we must receive a completed and signed release of assignment. If the policy was issued in a community property state, we may require your spouse to sign the request.

We must also receive written proof of the terminal illness before we make a payment under this option. This proof must consist of a physician's certificate acceptable to us, and indicate that the insured has a medical condition resulting from bodily injury or disease, or both, and:


     o which has been diagnosed by the physician after the issue date of the policy;

     o for which the diagnosis is supported by clinical, radiological, laboratory or other evidence of the medical condition which is satisfactory to us;

     o    which is not curable by any means available to the medical profession;
          and


     o which the physician certifies is expected to result in the insured's death within 12 months of diagnosis.


We may request additional medical information from the physician submitting the certification or any physician we consider qualified. The physician providing the certification must be:


     o an individual other than you, the insured or member of either your or the insured's immediate family, and


o        who is a doctor of medicine or osteopathy,

     o licensed in the jurisdiction in which the advice is given or diagnosis is made, and

o        who is acting within the scope of his or her license.

LIMITATIONS. The following limitations apply to this option:

o The availability of this option is subject to the terms of the policy, including the Incontestability and Suicide provisions.

o No benefit will be paid if terminal illness is the result of intentionally self-inflicted injury(ies) at any time.


o At each request to exercise this option, there must be at least two years remaining from the effective date to the expiration date or maturity date, if any, of each portion of the basic death benefit.


o        You may not exercise this option:

a) if required by law to use the Accelerated Death Benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or

b) if required by a government agency to use the Accelerated Death Benefit in order to apply for, or obtain or otherwise keep a government benefit or entitlement.

o This option is not available if the maximum Accelerated Death Benefit has been paid.

     o The face amount of the policy must be at least $50,000 at the time of the first written request.

EFFECT OF BENEFIT PAYMENT ON POLICY. After an Accelerated Death Benefit is paid, the policy and any riders and benefits will remain in effect, subject to the following adjustments.

The basic death benefit after payment of an Accelerated Death Benefit will equal the amount of the basic policy death benefit before the payment of the Accelerated Death Benefit, minus the result of multiplying (a) by (b), where:

a)       is the Accelerated Death Benefit; and

b)       is 1 (one) plus an interest rate that is the greater of:

1)       the current yield of 90 day treasury bills; or

2)       the policy loan effective interest rate.

The adjustment to the policy will be proportional to the amount of the Accelerated Death Benefit. The basic death benefit and, if applicable, the policy's face amount, accumulation value, cash value, policy loan, and required premium will be adjusted as of the effective date of this option. The adjustments to the basic death benefit will be made in the following order:


policy layers, if any, beginning with the most recently added layer; and


o        remaining portions of the basic death benefit.

New policy charges and premiums will be based on the rates in effect for the resulting face amount.


PHYSICAL EXAMINATION. While a claim is pending, we reserve the right to obtain a additional medical opinions and to have the insured examined at our expense by a physician of our choice.

PAYMENT OF CLAIMS. We will pay the Accelerated Death Benefit in a lump sum to you. If the insured dies before payment is made, we will pay the entire death benefit of the policy to the beneficiary.

LEGAL ACTIONS. No legal action may be brought to recover the payment requested under this option within 60 days after written proof of the insured's terminal illness has been given to us. No such action may be brought after 3 years from the time we receive written proof of the insured's terminal illness.


FULL DEATH BENEFIT RIDER


This rider may only be added to the policy at the time the policy is issued. You must request this rider at the time of application. Adding this rider may increase your required premium during the required premium period. It will also affect your monthly deduction, as described below.

If you elect this rider and the rider is still in force, then, beginning with the policy anniversary nearest the 100th birthday of the insured, the death benefit will be the death benefit as defined and determined on the day before the policy anniversary nearest age 100. The death benefit will be subject to adjustments after age 100 for misstatement of age or sex.


MONTHLY DEDUCTION. We will take the monthly deduction for this rider starting on the policy anniversary nearest age 90. We will continue to take the monthly deduction for this rider until the policy anniversary nearest age 100.

TERMINATION. The rider will terminate on the earliest of:


o        the date the insured dies;

o        the date the policy lapses;


o the date the policy is continued under a nonforfeiture option, if applicable;

o        the date we receive your written request to terminate the rider;

o the date we receive your written request to surrender or terminate the policy.


GUARANTEED INSURABILITY RIDER

This rider is only available if you request it at the time of application for the policy, and we approved your request. The rider is available to insureds between the ages of 16 and 33 on the policy date who meet our underwriting requirements for this rider. Adding this rider to your policy will increase the minimum required premium for the policy. Monthly deductions will be increased to reflect the rider.

If this rider is in force on your policy, you may apply for additional insurance on the insured on each option date, subject to the following provisions.

OPTION DATES. The policy anniversary nearest the date the insured reaches each age of 25, 28, 31, 34, 37 and 40 after the effective date of the rider will be a regular option date. The maximum number of such option dates will be the number of such anniversaries remaining on the effective date of the rider.

Alternate option dates will be:

o the date the insured is granted a baccalaureate or higher degree from a college or university fully accredited by the accrediting committee of the Regional Association for Schools and Colleges in which such college or university is located.

o        the date of the insured's marriage.

o        the date of the birth of a child of the insured; or

o        the date of the final order of adoption of a child by the insured.

If additional insurance is issued on an alternate option date, then such alternate option date will replace one of the regular option dates so that the number of option dates on which additional insurance is available does not exceed the maximum number of option dates. We will only allow one alternate option date with respect to multiple births or adoptions at the same time.

DEFERMENT OF THE OPTION DATES. If any option date occurs while the insured is on active duty in the military, naval or air forces of any country, international organization or combination of countries or in any civilian noncombatant unit serving with such forces, such option date will be deferred to any date you select within one year after termination of active duty. A deferred option, however, will not be available beyond the policy anniversary nearest the insured's age 40, or after the rider has terminated.

APPLICATION FOR ADDITIONAL INSURANCE. The insured must be living when you make your written application for the additional insurance. We must receive your written application and initial premium within 31 days, before or after, a regular option date, or within 3 months after an alternate option date. Any additional insurance will become effective on the option date only if the insured is living on that date and only if all of the conditions of the rider are met.

The additional insurance applied for may be any plan of level premium, level face amount whole life or endowment insurance we are offering on the option date, subject to the minimum face amount allowed by us for the plan selected. At least one plan will be available for issue of the maximum amount per option shown in the policy data pages. Any amount not purchased on an option date cannot be used to increase the amount available on a subsequent option date. The new policy issued will not include an option for additional insurance.

Additional insurance applied for may also be any plan of flexible premium life insurance ("universal life insurance") which we are offering on the option date, subject to the minimum face amount allowed by us for the plan selected. You may request that this additional insurance applied for be issued as a face amount increase, or layer, on the policy, subject to our face amount increase rules but not subject to the requirement to provide satisfactory evidence of insurability.

WAIVER OF PREMIUM. If the policy includes the Waiver Provision Rider and if the premium rate for the new policy is not greater than that for our non-participating whole life plans with premiums payable to at least age 95, a similar waiver benefit may be included in the new policy. The premium for such benefit will be at our published rate for the plan selected. We will use the insured's age on the date the additional insurance is issued to determine this rate. The waiver benefit will be issued at the class of risk of the current policy.

If you elect to exercise your right to additional insurance under this rider by adding a layer to your policy, the Waiver Provision Rider will apply to the layer coverage if the Waiver Provision Rider is in effect on the base policy.

PREMIUM RATES. The premium for the new policy will be at our published rate at the time the additional insurance is issued. We will use the insured's age on the date the new policy is issued to determine this rate. The new policy will be issued at the class of risk for the current policy.

AUTOMATIC TERMINATION. The rider will automatically terminate:

o if any premium remains unpaid after the end of the grace period, unless premiums are being paid under the automatic loan provision; or

o        when the policy is surrendered; or

o        if the policy terminates; or

o on the policy anniversary nearest insured's age 40, or when the maximum number of options have been exercised, whichever is sooner.

INCONTESTABILITY. In applying the Incontestability provision to the rider, the date of issue will be measured from the date we sign the rider.

CONTINUATION. The rider may be continued on a new policy other than the one issued under the rider, subject to the following rules:

o The "maximum amount per option" must be less than or equal to the amount for the rider.

o No additional option dates will become available because of the change in insurance.

o The rates will be determined according to the original issue age for the policy.

CANCELLATION. You may cancel the rider on any premium due date by sending us your written request.

ACCIDENT INDEMNITY RIDER

This rider is available only if you apply for it and we approve the rider. The rider is available to insureds who meet our underwriting requirements for this rider and are between the ages of 16 and 65 on the policy date. Adding the rider will increase the minimum required premium per year on the policy. Monthly deductions will be increased to reflect the rider.

If the rider is in effect on the date the insured dies as a result of accidental bodily injury, we will pay an accidental death benefit.

For purposes of these provisions, "accidental bodily injury" means injury which results, directly and independently of all other causes, from an accident that occurs while the rider is in force, and which results in the insured's death within 90 days from the date of the accident. We will have the right to examine the body of the insured and to request an autopsy, unless prohibited by law.

AMOUNT PAYABLE. The amount of the accidental death benefit will be shown in the policy data pages. However, if an accidental death benefit becomes payable for accidental bodily injury sustained in an accident which occurs while the insured is a fare-paying passenger in an aircraft, bus, train or other means of public conveyance while it is being operated by a licensed common carrier for passenger service, then the accidental death benefit will be twice the amount shown in the policy data pages.

EXCLUSIONS FROM COVERAGE. No amount will payable under the rider if the insured's death results directly or indirectly from:

o        suicide or any attempted suicide, while sane or insane;

o any poison or gas voluntarily or involuntarily, accidentally or otherwise taken, administered, absorbed, or inhaled;

o       any bacterial infections except when caused by accidental bodily injury;

o        bodily or mental infirmity;

o        disease of any kind;

o        the commission of, or attempt to commit, an assault or felony;

o       service, travel or flight in any kind of aircraft except as a passenger;
o        participation in insurrection; or

o        war, declared or undeclared, or any act of war.

CONTESTABILITY. The rider will be contestable as long as it is in force.

AUTOMATIC TERMINATION. The rider will automatically terminate:

o if any premium for the rider remains unpaid after the end of the grace period;

o        if the policy is surrendered;

o        when the policy terminates or matures; or

o        at the policy anniversary nearest the insured's age 70.

CANCELLATION. You may cancel the rider on any monthly policy date by sending us your written request.

WAIVER PROVISION RIDER

This rider is available only if you apply for it and we approve the rider. The rider is available to insureds who meet our underwriting requirements for this rider and are between the ages of 16 and 55 on the policy date. Adding the rider will increase the minimum required premium per year on the policy. Monthly deductions will be increased to reflect the rider.

We will waive each monthly deduction due immediately on or after age 16 of the insured during the insured's total disability, subject to the following provisions.

A disability will be total when the insured becomes so disabled by injury or disease which first manifests itself after the effective date of the rider date of the rider, as to be unable to perform substantially all of the material duties of any gainful work for which the insured is, or becomes, fitted by reason of education, training or experience. If the occupation of the insured is, or becomes, that of a student, then "any gainful work" will include going to school. The total loss of sight of both eyes, or the use of both hands or both feet, or of one hand and one foot will be presumed total disability while such total loss continues. The beginning of such disability will be the beginning of the disability which totally disables the insured for not less than six months. In no event will such disability be considered to have begun more than one year before the date due proof of such disability is received by us.

WAIVER BENEFIT. While monthly deductions are being waived under this rider, premium payments are not required.

Any monthly deduction eligible for waiver under this rider that is taken before we approve the claim will be credited to the accumulation value of the policy. This credit will be treated as a new net premium. We will credit the accumulation value as of the date of notice of claim or the date at the end of the first six months of such disability, whichever is later. If that date is not a valuation date, we will credit the accumulation value on the next valuation date. We will allocate the new net premium among your investment options according to the allocation percentages provided in the most recent premium allocation election we have received from you.

NOTICE AND PROOF OF DISABILITY. You must give us written notice of the insured's disability at our administrative office while the insured is living and while such disability continues. Failure to give such notice will not invalidate any claim if such notice was given as soon as was reasonably possible. Due proof of such disability must be given to us at our administrative office. Although we may have accepted proof of disability as satisfactory, the insured must at any time, when we request it, furnish due proof of the continuance of such disability. At our option, such proof may include an examination of the insured by a medical examiner chosen by us. We will not require such proof more than once each year after such disability has continued for two full years.

AGE LIMITATIONS. No waiver will be allowed under the rider during any period of disability before the insured's 16th birthday. If such disability continues beyond the 16th birthday, we will waive each such deduction due after that birthday and during such disability. No waiver will be allowed under the rider if such disability begins after the policy anniversary nearest age 60 of the insured.

EXCLUSIONS. We will not pay any benefit under the rider if the insured's total disability results directly or indirectly from:

o        intentionally self-inflicted injury;

o        participation in an insurrection; or

o        war, declared or undeclared, or any act of war.

RECOVERY FROM DISABILITY. These benefits will end:

o if the insured fails to give us any due proof, or refuses to submit a requested medical examination; or

o        if the insured is no longer totally disabled.

AUTOMATIC TERMINATION. The rider will automatically terminate:

o        If the policy is surrendered;

o        If the policy lapses.

o At the policy anniversary nearest age 60 of the insured, subject to any claims under the rider.

CANCELLATION. You may request to cancel the rider on any monthly policy date.

INSURANCE ON CHILDREN RIDER

This rider is available only if you apply for it and we approve the rider. The rider is available to insureds who meet our underwriting requirements for the rider and are between the ages of 16 and 55 on the policy date. A child may only be covered under the rider if the child meets our underwriting requirements. Adding the rider will increase the minimum required premium per year on the policy. Monthly deductions will be increased to reflect the rider.

If a covered child dies before becoming 25 years old and before the policy anniversary nearest age 65 of the insured, we will pay the amount of insurance shown for this rider on the policy data pages, subject to the following provisions.

For purposes of this benefit, "child" means:

o any child approved by us for the rider who was born to the insured, or is a stepchild or legally adopted child of the insured, and who is at least 15 days old or becomes 15 days old, and who is not yet 19 years old on the date of the application; and

o any child born to the insured, or stepchild or legally adopted by the insured, after the date of application for the rider, who is at least 15 days old or becomes 15 days old, and who is not yet 19 years of age.

PAYMENT OF PROCEEDS. Any proceeds payable under the rider because of the death of a child will be paid to the insured when we receive due proof of the death. However, upon your request, any proceeds will be paid to a beneficiary other than the insured, but only if:

o        the beneficiary change is made according to the terms of the policy;
        and

o the beneficiary change specifically states that it is applicable to insurance provided on a child under the rider.

PAID-UP TERM LIFE INSURANCE. If the insured dies while the rider is in force, the rider automatically will be changed to non-participating paid-up term life insurance under a policy form then written by us. A policy on each child will provide the amount of insurance of the rider to that child's 25th birthday. The child will be the owner of each such policy.

If the insurance on a child becomes paid-up under the provisions of the rider, we will furnish the cash values of the paid-up insurance to you upon request.

CONVERSION. Insurance under this rider, may be converted to any plan of level premium whole life or endowment insurance then offered by us as follows:

o Insurance on a child may be converted, without providing evidence of insurability, to a new policy for up to five times the amount of insurance provided on that child under this rider or $50,000, whichever is less, on the following dates:

a) the child's 25th birthday or the policy anniversary nearest age 65 of the insured, whichever comes first; or

b) within 90 days after the child marries or receives a baccalaureate degree or higher degree from a fully accredited college or university before the child's 25th birthday and before the policy anniversary nearest age 65 of the insured.

o Insurance on a child may be converted at any other time before the child's 25th birthday and before the policy anniversary nearest age 65 of the insured. The face amount of the new policy may not be greater than the amount of insurance provided on that child under the rider.

o Written request for conversion and payment of the required premium must be made to us before, or within 31 days after, the date allowed for conversion. The terminating insurance will not be in force during the 31 day period following the date allowed for conversion.

o The face amount of each new policy may not be less than our published minimum for the plan selected. At least one plan will be available for conversion of $1,000 of insurance.

o Each new policy will be effective on the date of conversion. The child will be the owner of the new policy.

o The premium for each new policy will be based on our published rates for the plan selected at the time of conversion. We will use the age of the child insured on the date of conversion to determine this rate.

o The date of issue of all new policies issued under the Conversion Provision will be the date of issue of this rider. The Incontestability and Suicide periods in the new policies will continue from such dates of issue and will not start anew in the policies. However, if there is an increase in the face amount over the amount of the rider, the increase will be subject to new incontestability and suicide periods.

AUTOMATIC TERMINATION. The rider will automatically terminate:

o        if any premium remains unpaid after the grace period;

o        when the policy is surrendered;

o        if the policy terminates;

o        on the policy anniversary nearest age 65 of the insured; or

o at the insured's death, subject to the provisions for paid-up term life insurance.

Insurance on a child will automatically terminate on such child's 25th birthday or when all or part of such insurance is converted.

REINSTATEMENT. Subject to the Reinstatement provision, this rider may be reinstated only as to each child who provides proof of insurability satisfactory to us.

INCONTESTABILITY. In applying the Incontestability provision to the rider, the date of issue will be measured from the date we sign the rider.

SUICIDE. In applying the Suicide provision to the rider, the date of issue will be measured from the date we sign the rider. If the insured dies by suicide and our liability is limited to the amount of the premiums paid, no insurance will be provided under the paid-up term life insurance provision of the rider. Instead, insurance on each child may be converted to any plan of whole life or endowment insurance we are then offering. Such conversion will be subject to the conversions provisions of the rider. The suicide provision will not apply to death of a child by suicide.

CANCELLATION. You may, by written request to us, cancel the rider on any monthly policy date.

EXTRA SURRENDER PENALTY FREE WITHDRAWAL
ENDORSEMENT

This endorsement will be added to your policy at issue so long as it is approved in the state in which you apply for the policy. There is no monthly deduction or other charge for the endorsement and it will not increase the required premium.

If this endorsement is in effect on your policy, you may make an extra surrender penalty free withdrawal in addition to the surrender penalty free withdrawal after the first policy year subject to the following provisions.

For purposes of this benefit, the following definitions apply:

EXTRA WITHDRAWAL means extra surrender penalty free withdrawal.

WITHDRAWAL means surrender penalty free withdrawal.

You may request an extra withdrawal in addition to a withdrawal without incurring a surrender penalty if we receive written proof that the insured requires medical care for one of the following conditions:

o        heart attack;

o        stroke;

o        cancer (malignant tumor);

o        renal failure; or

o        major organ transplant.

This proof must consist of a doctor's certification acceptable to us. We may request additional medical information from the doctor submitting the certification or any doctor we deem qualified. While a request is pending, we reserve the right to obtain a second medical opinion. We also reserve the right to have the insured examined at our expense.

The maximum amount eligible for an extra withdrawal is as follows:

o        10% of the policy's current accumulation value as of the request date;
         less

o        the sum of all extra withdrawals since the last policy anniversary.

The minimum amount of an extra withdrawal is $100.

The total amount available from all withdrawals, extra withdrawals and partial surrenders will not exceed:

o        the current accumulation value as of the request date; LESS
o        any outstanding policy loans; LESS

o        the sum of three monthly deductions; and LESS

o        the greater of $25 or the full surrender penalty.

During any required premium period, the total amount available from all withdrawals, extra withdrawals and partial surrenders also may not exceed:

o        the sum of all gross premiums paid; LESS

o        the sum of all required premiums since the policy date.

We will process an extra withdrawal for the eligible amount. The remainder, if any, of the amount you request will be processed first as a withdrawal, to the extent available. Then, any excess over that amount will be processed as a partial surrender.

If you request both a withdrawal and an extra withdrawal at the same time, the extra withdrawal will be processed first. Then, the withdrawal will be processed based on the remaining accumulation value.

We will deduct the amount withdrawn from the policy's accumulation value in the same manner as we deduct surrender penalty free withdrawals.

There may be important tax consequences of making taking an extra surrender penalty free withdrawal under this endorsement. Consult a tax adviser regarding this endorsement.

OPTION FOR ADDITIONAL INSURANCE
ENDORSEMENT

This endorsement will be added to your policy if the insured is between the ages of 16 and 65 on the policy date and meets our underwriting requirements for this endorsement. There are no charges for the endorsement and adding the endorsement will not increase your required premium or your monthly deductions.

If this endorsement is in effect on your policy, you may request us to issue additional insurance if all of the following conditions are met:

o The option date must be the first, second and/or third policy anniversary.

o You must make a written request to exercise this option within 31 days before or after the chosen option date.

o The policy must be in force and the insured must be living on the chosen option date.

o The minimum initial premium for the additional insurance must be paid.

o If the monthly deductions for the policy are being waived under a disability benefit on an option date, this option will not be available.

o The maximum amount of insurance available under the endorsement will be the lesser of:

a.       the original face amount; or

b.       $100,000.

o If the insured is between the ages of 51 and 65 when the policy is issued, we will forward an application and authorization to you. The insured must sign the authorization and provide answers, satisfactory to us, to the following questions:

a) Is the insured now so disabled by sickness or injury as to be unable to perform any of the duties of his or her normal job?

b) Within the past five years, has the insured had high blood pressure, heart disease, diabetes or cancer?

GENERAL PROVISIONS. The new policy will be dated and effective on the chosen option date.

1. Subject to item 3 below, any part of the maximum amount of insurance under this endorsement will be available for issue on any of the option dates, but the total amount issued on all such dates may not exceed the maximum amount under the endorsement.

2. We will issue you a new policy of the same type as the policy for the additional insurance amount. You may request that the additional insurance be issued instead as a layer on the existing policy. The monthly deduction for the new policy or layer will be at our then current rate for such insurance at the time this option is exercised. The new policy or layer will be issued at the class of risk of the policy at the insured's attained age.

3. The face amount of the new policy may not be less than our published minimum for the insurance. The new policy will not contain this endorsement.

4. The incontestability period in the new policy will continue from the date the policy was issued and will not start over. This means that the new policy will be contestable for one year if this option is exercised on the first policy anniversary, but will not be contestable if this option is exercised on the 2nd and/or 3rd policy anniversary. The suicide period in the new policy, however, will start over on the chosen option date. However, if the insured is between the ages of 51 and 65 when the policy is issued, the incontestability and suicide periods in the new policy will start over on the chosen option date.

5. Unless you request otherwise, any waiver provision rider on the policy will also be included on the new policy, as long as the insured is not over age 55 when this option is exercised. Any other riders on the policy will not automatically be on the new policy, but they will be added to the new policy, provided the insured gives us evidence of insurability satisfactory to us.


OTHER POLICY PROVISIONS

THE FOLLOWING POLICY PROVISIONS MAY VARY BY STATE.

INCONTESTABILITY OF THE POLICY


Except for fraud or nonpayment of premiums, the policy will be incontestable as to the base policy after it has been in force during the insured's lifetime for two years from the date of issue. This provision does not apply to any rider or endorsement providing benefits specifically for disability or death by accident.

When a layer is added to the policy, this incontestability provision will start anew with respect to that layer, beginning on the layer date.

If the base policy is rescinded for any contestable reason (e.g. material misrepresentation), we will be liable only for the amount of premiums, less any partial surrenders, surrender penalty free withdrawals, loans and loan interest due, allocated to the base policy. The base policy will be rescinded as of the policy date. If a layer is rescinded for any contestable reason, we will be liable only for the amount of premiums, less any partial surrenders, surrender penalty free withdrawals, loans and loan interest due, allocated to the layer. The layer will be rescinded as of the layer date.


SUICIDE


If the insured dies by suicide, while sane or insane, within two years from the date of issue, we will be liable only for the amount of premiums paid, less any partial surrenders, surrender penalty free withdrawals, loans and loan interest due. The policy will be rescinded as of the policy date.

When a layer is added to the policy, this suicide provision will start anew with respect to that layer, beginning on the layer date.


DELAY OF PAYMENTS

We may postpone any transaction involving the separate account during any period when:

o trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or the New York Stock Exchange is closed for days other than weekends or holidays;

o the Securities and Exchange Commission has allowed or ordered the suspension described above; or


o the Securities and Exchange Commission has determined that an emergency exists such that disposal of mutual fund securities or valuation of assets is not reasonably practical.


Transactions involving the separate account include the following, to the extent the amounts of the transactions come from the portion of the accumulation value in the separate account:

o        transfers between or among sub-accounts;

o        transfers to or from the separate account;


o        policy loans;

o        exchange of the policy under the Guaranteed Exchange Option;


o        partial or full surrenders; and


o        death benefits payments.

We may delay paying you any portion of a partial or full surrender that comes from the accumulation value in the fixed account for up to six months after we receive your written request for the surrender.


We may delay making a loan to you to the extent that the loan is deducted from the portion of the accumulation value in the fixed account for up to six months after we receive your written request for the loan. We will not delay any loan made to pay premiums due on the policy.

We may delay any payment until all premium checks have cleared.

FEDERAL TAX CONSIDERATIONS

The following is a summary of federal tax considerations for U.S. persons based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the policies. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the policy owner is a corporation. You should consult a qualified tax adviser to apply the law to your circumstances.

TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY AND THE SEPARATE ACCOUNT

Transamerica is taxed as a life insurance company under Subchapter L of the Code. We do not currently charge for any income tax on the earnings or realized capital gains in the Separate Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the separate account.


Under current laws, we may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the separate account, we may charge for such taxes.


TAXATION OF THE POLICIES


We believe that the policies described in this prospectus are life insurance contracts under Code Section 7702. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the accumulation value to the death benefit. As life insurance contracts, the death benefits of the policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the Internal Revenue Service
(IRS) on the issue, we believe that providing an amount at risk after age 99 in the manner provided at age 99 should be sufficient to maintain the excludability of the death benefit after age 99. However, this lack of specific IRS guidance makes the tax treatment of the death benefit after age 99 uncertain. Also, any increase in accumulation value should not be taxable until received by you or your designee, unless the policy is a modified endowment contract.


Federal tax law requires that the investment of each sub-account funding the policies is adequately diversified according to Treasury regulations. We believe that the portfolios currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which policy owners may direct their investment assets to divisions of a separate investment account without being treated as the owner of such assets who is taxed directly on the income from such assets. Regulations may provide such guidance in the future. The policies or our administrative rules may be modified as necessary to prevent a policy owner from being treated as the owner of any assets of the separate account who is taxed directly on their income.


A surrender, partial withdrawal, surrender penalty free withdrawal, distribution, change in the death benefit option, change in the face amount, lapse with policy loan outstanding, or assignment of the policy may have tax consequences. Within the first fifteen policy years, a distribution of cash required under Code Section 7702 because of a reduction of benefits under the policy may be taxable to the policy owner as ordinary income. Federal, state and local income, estate, inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each insured, policy owner or beneficiary.


WITHHOLDING

If all or part of a distribution from the policy is includible in gross income, the Code requires us to withhold federal income tax unless the policy owner elects, in writing, not to have tax withholding apply. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions are at least $200 during a taxable year. Some states also require withholding for state income taxes.

If payments are delivered to foreign countries, however, the tax withholding rate will generally be 10% unless you certify to us that you are not a U.S. person residing abroad or a "tax avoidance expatriate" as defined in Code
Section 877. Such certification may result in withholding of federal income taxes at a different rate.


Taxable payments or distributions to non-resident aliens under the policy are generally subject to tax withholding at a 30% rate unless the rate is reduced or eliminated by an international tax treaty with the United States. The payment of death benefits is generally non-taxable and not subject to withholding.


POLICY LOANS

We believe that loans received under the policy will be treated as an indebtedness of the policy owner for federal income tax purposes. Under current law, these loans will not constitute income for the policy owner while the policy is in force, but see Modified Endowment Contracts.

INTEREST DISALLOWANCE

Interest on policy loans is generally nondeductible. You should consult your tax adviser on how the rules governing the non-deductibility of interest would apply in your individual situation.

MODIFIED ENDOWMENT CONTRACTS


Special rules described below apply to the tax treatment of loans and other distributions under any life insurance contract that is classified as a modified endowment contract, or MEC. A MEC is a life insurance contract that either fails the 7-pay test or is received in exchange for a MEC. In general, a policy will fail this 7-pay test o if at any time during the first seven policy
o.......years or during any subsequent 7-year test

     period resulting from a material change in the policy the cumulative premiums paid for the policy, less any non-taxable withdrawals, exceed the sum of the net level premiums which would have been paid up to such time if the policy had provided for paid-up future benefits after the payment of 7 level annual premiums. If to comply with this 7-pay test limit any premium amount is refunded with applicable interest no later than 60 days after the end of the policy year in which it is received, such refunded amount, excluding interest, will reduce the cumulative amount of premiums that is compared against such 7-pay test limit.


If there is any reduction in the policy's benefits during a 7-pay test period, the 7-pay test limit will be recalculated and the policy will be retested retroactively from the start of such period by taking into account such reduced benefit level from such starting date. Generally, any material change in the policy may be treated as producing a new contract for 7-pay test purposes, requiring the start of a new 7-pay test period as of the date of such change.

DISTRIBUTIONS UNDER MODIFIED ENDOWMENT
CONTRACTS


The amount of partial surrenders, whether or not subject to surrender penalties, loans, and other distributions made before the insured's death under a MEC, or the assignment or pledge of any portion of the value of a MEC, are considered distributions from a MEC. Distributions are includible in gross income to the extent of any income in the contract on an income-out-first basis. A distribution is treated as allocable first to the income in the contract and then to a tax-free recovery of the policy's investment in the contract, or tax basis. If the policy is part of a collateral assignment split dollar arrangement, increases in cash value may be distributions and taxable. Generally, a policy's tax basis is equal to its total premiums less amounts recovered tax-free. To the extent that the policy's cash value (ignoring surrender penalties except upon a full surrender) exceeds its tax basis, such excess constitutes its income in the contract. However, where more than one MEC has been issued to the same policyholder by the same insurer, or an affiliate, during a calendar year, all such MEC's are aggregated for purposes of determining the amount of a distribution from any such MEC that is includible in gross income.

In addition, any distribution from a MEC which is includible in gross income is subject to a 10% penalty tax on premature distributions, unless the taxpayer has attained age 59 1/2 or is disabled or the payment is part of a series of substantially equal periodic payments for a qualifying lifetime period.

Under Code Section 7702A(d) the MEC distribution rules apply not only to:

o all distributions made during the policy year in which the policy fails the 7-pay test, and during subsequent years; but also to

o any distributions made in anticipation of such failure, which is deemed to include any distributions made during the two years prior to such failure.

The Treasury Department has not yet issued regulations or other guidance indicating what other distributions can be treated as made in anticipation of such a failure or how (that is, as of what date) income in the contract should be determined for purposes of any distribution that is deemed to be made in anticipation of a failure.

SPECIAL RULES FOR PENSION PLANS

If the policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, a section 401(k) plan, a section 457 plan or in connection with a tax-sheltered annuity described in Code Section 403(b), federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax advisor in connection with such purchase.

Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified advisor regarding ERISA.

VOTING RIGHTS

Transamerica is the legal owner of all portfolio shares held in each sub-account. As the owner, we have the right to vote at a portfolio's shareholder meetings. However, to the extent required by federal securities laws and regulations, we will vote portfolio shares that each sub-account holds according to instructions received from policy owners with accumulation values in the sub-account. If any federal securities laws or regulations, or their interpretation, change to permit us to vote shares in our own right, we reserve the right to do so, whether or not the shares are related to the policies.

Currently, we provide each policy owner with amounts allocated to a sub-account with proxy materials and voting instructions applicable to the corresponding portfolio. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the separate account that do not relate to the policies.

We will compute the number of votes that a policy owner may instruct on the record date established for the portfolio. This number is equal to A divided B, where:

A    is each policy owner's value in the sub-account; and

B is the net asset value of one share in the portfolio in which the assets of the sub-account are invested.

We may disregard voting instructions policy owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. Our disapproval of a change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objective and purposes of the portfolios. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to policy owners.


REPORTS

We maintain the records for the separate account.


We will send you a statement at least once a year, without charge, showing the face amount, accumulation value, net cash value, loans, partial surrenders, surrender penalty free withdrawals, premium qualification credits, premiums paid and charges as of the statement date. The statement will also include summary information about the portions of your accumulation value in the fixed account, the sub-accounts and the loan account. We may include additional information.


Upon written request at any time, we will send you an illustration of your policy's benefits and values. There will be no charge for the first illustration in each policy year. We reserve the right to charge a fee up to $25 for any illustration after the first in any policy year.

DIRECTORS AND PRINCIPAL OFFICERS OF
TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

Patrick S. Baird***** Director of TOLIC since 1999. Director, Senior Vice President and Chief Operating Officer of PFL Life Insurance Company since 1996. Executive Vice President and Chief Operating Officer of AEGON USA since 1995. Chief Financial Officer of AEGON USA from 1992 to 1995. President and Chief Tax Officer of AEGON USA from 1984 to 1995.

Brenda K. Clancy***** Director of TOLIC since 1999. Senior Vice President, Corporate, of PFL Life Insurance Company since 1991. Treasurer and Chief Financial Officer of PFL Life Insurance Company since 1996.

James W. Dederer, CLU* Director, Executive Vice President, General Counsel and Corporate Secretary of TOLIC since 1988.

George A. Foegele**** Director and Senior Vice President; President and Chief Executive Officer of Transamerica Life Insurance Company of Canada.

Douglas C. Kolsrud***** Director of TOLIC since 1999. Director, Senior Vice President, Chief Investment Officer and Corporate Actuary, Investment Division, of PFL Life Insurance Company.

Richard N. Latzer*** Director, Senior Vice President and Chief Investment Officer of Transamerica Corporation since 1989. Director, President and Chief Executive Officer of Transamerica Investment Services, Inc. since 1988.


Karen O. MacDonald* Director, Executive Vice President and Chief Operating Officer since 1999. Senior Vice President and Corporate Actuary from 1992 to 1995.


Gary U. Rolle* Director, Executive Vice President and Chief Investment Officer of Transamerica Investment Services, Inc. since 1981.

Paul E. Rutledge III** Director and President, Reinsurance Division since 1998. President, Life Insurance Company of Virginia, 1991-1997.

Craig D. Vermie***** Director of TOLIC since 1999. Director, Vice President and General Counsel, Corporate, of PFL Life Insurance Company since 1990.


Ron F. Wagley, CLU* President and Director since 1999. Chief Agency Officer of TOLIC since 1993. Vice President of TOLIC from 1989 to 1993.


*The business address is 1150 South Olive Street, Los Angeles, California 90015. **The business address is 401 North Tryon Street, Charlotte, North Carolina 28202.
***The business address is 600 Montgomery Street, San Francisco, California
94111.
****The business address is 300 Consilium Place, Scarborough, Ontario, Canada M1H3G2.
*****The business address is 4333 Edgewood Road, N.W., Cedar Rapids, Iowa 52449. Transamerica is insured under a broad manuscript fidelity bond program with coverage limits of $80,000,000. The lead underwriter is Capital CNA.

PERFORMANCE INFORMATION

We may advertise total return and average annual total return performance information based on the periods that the portfolios have been in existence. The results for any period prior to the policies being offered will be calculated as if the policies had been offered during that period of time, with all charges assumed to be those applicable to the sub-accounts and the portfolios.


The average total returns shown will reflect sub-account performance, and will include deductions for expenses of the portfolios and for the mortality and expense risk charge of the separate account. The performance numbers will generally NOT include any of the charges, fees or deductions associated with the policies. Specifically, they will not include the applicable administrative charge of up to 7% of premium; the monthly deductions; any other fees or charges, nor the surrender charges for surrenders during the first 10 policy years or the first 10 layer years. If these charges, fees and deductions were taken into consideration, the performance would have been substantially less. We may advertise other performance calculations.


We will provide prospective owners with customized illustrations showing how charges, fees, deductions, premiums and other policy activity could affect death benefits.

We may compare performance information for a sub-account in reports and promotional literature to:

o        Standard & Poor's 500 Stock Index, or S&P 500;

o        Dow Jones Industrial Average, or DJIA;

o        Shearson Lehman Aggregate Bond Index;

o other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets;

o other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services;

o other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria; and

o        the Consumer Price Index.


Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administration charges, separate account charges and portfolio management costs and expenses. Performance information for any sub-account reflects only the performance of a hypothetical investment in the sub-account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in light of market conditions during a period and in considering a portfolio's success in meeting its investment objectives.


In advertising, sales literature, publications or other materials, we may give information on various topics of interest to policy owners and prospective policy owners. These topics may include:

o the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques, such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing;

o the advantages and disadvantages of investing in tax-deferred and taxable investments;

o        customer profiles and hypothetical payment and investment scenarios;

o        financial management and tax and retirement planning; and

o investment alternatives to certificates of deposit and other financial instruments, including comparisons between the policies and the characteristics of, and market for, the financial instruments.

In the table below, One-Year Total Return refers to the total of the income generated by a sub-account, based on certain charges and assumptions as described in the table, for the one-year period ended December 31, 1999. Average Annual Total Return is based on the same charges and assumptions, but reflects the hypothetical annually compounded return that would have produced the same cumulative return if the sub-account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in annual performance return, they are not the same as actual year-by-year results.

                            86SUB-ACCOUNT PERFORMANCE

   EXCLUDING MONTHLY DEDUCTIONS, ADMINISTRATIVE CHARGES AND SURRENDER CHARGES


The following performance information is based on the periods that the portfolios have been in existence. The performance information is net of total portfolio expenses and all sub-account charges. THE DATA DOES NOT REFLECT ADMINISTRATIVE CHARGES DEDUCTED FROM PREMIUMS, MONTHLY DEDUCTIONS UNDER THE POLICIES OR SURRENDER CHARGES. IF THESE CHARGES AND DEDUCTIONS WERE INCLUDED, THE FIGURES BELOW WOULD BE SIGNIFICANTLY LOWER. Returns are for the period ending December 31, 1999.


                                                                                          10 Year or Life
                                                                                         of the Portfolio
                                                                                         (if Less than 10     Number

                                                                               5 Year       Years Since         of
                                                                               Average      Inception)      Years Since
                                                       Portfolio  1 Year       Annual     Average Annual     Inception
Sub-Account                                            Inception  Total         Total      Total Return      (if Less
Investing in the                                         Date       Return     Return                         than 10
Corresponding Portfolio                                                                                       Years)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Alger American Income & Growth                         11/15/88     42.09%     32.64%         18.63%            N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

Alliance VP Growth and Income - Class B                 6/1/99       N/A         N/A          1.68%*           0.58

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Alliance VP Premier Growth - Class B                    7/14/99      N/A         N/A          12.97%*          0.45
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Appreciation                                4/5/93      11.18%     25.19%         19.73%           6.74
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap                                   8/31/90     22.84%     15.64%         35.30%           9.33

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Balanced - Service Shares           12/31/99      N/A         N/A            N/A             N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Worldwide Growth - Service Shares   12/31/99      N/A         N/A            N/A             N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

MFS(R)Emerging Growth Series                             7/24/95     76.27%       N/A          36.04%           4.44

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

MFS(R)Growth With Income Series                          10/9/95     6.43/%       N/A          20.79%           4.23

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

MFS(R)Research Series                                    7/26/95     23.74%       N/A          22.52%           4.43

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MS UIF Emerging Markets Equity                          10/1/96     95.19%       N/A          12.02%           3.25
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MS UIF Fixed Income                                     1/2/97      -1.87%       N/A           5.02%           2.99
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MS UIF High Yield                                       1/2/97      6.84%        N/A           8.15%           2.99
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MS UIF International Magnum                             1/2/97      24.88%       N/A          13.28%           2.99
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Managed(1)                       8/1/88      4.73%      19.41%         16.31%            N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
OCC Accumulation Trust Small Cap(2)                     8/1/88      -2.08%      8.08%         10.84%            N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

PIMCO VIT StocksPLUS Growth and Income                  1/2/98      19.55%       N/A          24.56%           1.99

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Transamerica VIF Growth(3)                              2/26/69     37.44%     41.15%         26.49%            N/A
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

Transamerica VIF Money Market                           1/2/98      4.36%        N/A           4.53%           1.99

-------------------------------------------------------------------------------------------------------------------------

*Not Annualized

(1) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust, the Old Trust was effectively divided into two investment funds - the Old Trust and the present OCC Accumulation Trust, the Present Trust at which time the Present Trust commenced operations. The total net assets of the managed portfolio immediately after the transaction were $682,601,380 in the Old Trust and $51,345,102 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the managed portfolio of the Present Trust reflect the performance of the managed portfolio of the Old Trust.

(2) On September 16th, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust, the Old Trust was effectively divided into two investment funds - the Old Trust and the present OCC Accumulation Trust, the Present Trust at which time the Present Trust commenced operations. The total net assets of the Small Cap Portfolio immediately after the transaction were $139,812,573 in the Old Trust and $8,129,274 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Small Cap Portfolio of the Present Trust reflect the performance of the Small Cap Portfolio of the Old Trust.

(3) The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., is the successor to Separate Account Fund C of Transamerica Occidental Life Insurance Company, a management investment company funding variable annuities, through a reorganization on November 1, 1996. Accordingly, the performance data for the Transamerica VIF Growth Portfolio includes performance of its predecessor.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio in which a sub-account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

DISTRIBUTION

Transamerica Securities Sales Corporation, or TSSC, acts as the principal underwriter and general distributor of the policy. TSSC is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, or NASD. TSSC was organized on February 26, 1986, under the laws of the state of Maryland. Broker-dealers sell the policies through their registered representatives who are appointed by us.


We pay to broker-dealers who sell the policy commissions based on a commission schedule which provides for commissions of up to 90% of premium payments in the first year made up to a level we set; 4.5% of the excess over that for premiums paid in the first year; and 4.5% of premiums paid after the first policy year. We may also provide additional compensation through bonuses.


To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses primarily, but not exclusively, through:

o        the administrative charge;

o        the surrender penalty; and

o investment earnings on amounts allocated under policies to the fixed account.

Commissions paid on the policy, including other incentives or payments, are not charged to the policy owners or the separate account.

LEGAL PROCEEDINGS

There are no pending legal proceedings involving the separate account or its assets. Transamerica is not involved in any litigation that is materially important to its total assets.


ADDITION, DELETION OR SUBSTITUTION OF

PORTFOLIOS

We do not control the portfolios. For this reason, we cannot guarantee that any of the sub-accounts offered under the policy or any of the portfolios will always be available to you for investment purposes. We reserve the right to make changes in the separate account and in its investments.

We reserve the right to eliminate the shares of any portfolio held by a sub-account. We may also substitute shares of another portfolio or of another investment company for the shares of any portfolio. We would do this if the shares of the portfolio are no longer available for investment or if, in our judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, if we substitute shares in a sub-account to which you have amounts allocated, we will provide you with advance notice and seek advance permission from the Commission. This does not prevent the separate account from purchasing other securities for other series or classes of policies. Nor does it prevent the separate account from effecting an exchange between series or classes of variable policies on the basis of requests made by owners.

We reserve the right to create new sub-accounts for the policies when, in our sole discretion, marketing, tax, investment or other conditions warrant that we do. Any new sub-accounts will be made available to existing owners on a basis to be determined by us. Each additional sub-account will purchase shares in a mutual fund portfolio or other investment vehicle. We may also eliminate one or more sub-accounts if, in our sole discretion, marketing, tax, investment or other conditions warrant that we do.

In the event of any substitution or change, we may make the changes in the policy that we deem necessary or appropriate to reflect substitutions or changes. Furthermore, if we believe it to be in the best interest of persons having voting rights under the policies, the separate account may be operated as a management company under the 1940 Act or any other form permitted by law. It may also be deregistered under such Act in the event that registration is no longer required. Finally, it may also be combined with one or more other separate accounts.


INDEPENDENT AUDITORS AND FINANCIAL

STATEMENTS


The statutory-basis financial statements of Transamerica as of December 31, 1999 and 1998, and for each of the three years in the periods ended December 31, 1999, appearing in this prospectus have been audited by Ernst & Young LLP, Independent Auditors, as set forth in their attached report. Transamerica Separate Account VUL-5 had not commenced operations as of December 31, 1999, and, therefore, no financial statements are included for the separate account. The financial statements audited by Ernst & Young LLP have been included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


Statutory-basis financial statements for Transamerica are included in this prospectus, starting on the next page. The statutory-basis financial statements of Transamerica should be considered only as bearing on our ability to meet our obligations under the policy. They should not be considered as bearing on the investment performance of the assets held in the separate account.

FURTHER INFORMATION

We have filed a 1933 Act registration statement for this offering with the SEC. Under SEC rules and regulations, we have omitted from this prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the policy and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

APPENDIX A

THE FIXED ACCOUNT

 This prospectus is generally intended to serve as a disclosure document only for the policy and the separate account. For complete details regarding the fixed account, see the policy itself.


THE FIXED ACCOUNT IS PART OF OUR GENERAL ACCOUNT. BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT.


ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN ARE GENERALLY SUBJECT TO THE PROVISIONS OF THE 1933 ACT OR THE 1940 ACT, AND WE HAVE BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED ACCOUNT.

GENERAL DESCRIPTION


Allocations to the fixed account become part of our general account assets and are used to support all of our obligations, including insurance and annuity obligations.

You may allocate any portion of your net premiums to the fixed account. The fixed account is a part of our general account. The general account consists of all assets that we own, except those in the separate account and other separate accounts we may have. Except as limited by law, we have sole control over investment of the assets in our general account. Although you do not share directly in the investment experience of our general account, you may allocate net premiums to the fixed account and transfer funds between the separate account and the fixed account, within limits.


FIXED ACCOUNT ACCUMULATION VALUE


For the base policy and each layer, the accumulation value in the fixed account (including the loan account) on a specified date after the date the initial net premium was allocated to the policy, is equal to:


o the accumulation value on the last monthly policy date, plus accrued interest from the last monthly policy date to the specified date; plus

o any premium qualification credit amount deposited to it on the last monthly policy date, plus accrued interest on that amount; plus

o all net premiums paid into it less any premium refunds since the last monthly policy date, plus accrued interest from the date each net premium was allocated to it; plus

o any amounts transferred from the separate account, plus accrued interest on those amounts since the date of the transfer; minus

o the monthly deduction charged against it on the last monthly policy date, plus accrued interest on that amount; minus


o any partial surrenders and surrender penalty free withdrawals charged against it, including pro-rata surrender penalties, since the last monthly policy date, plus accrued interest on that amount from each partial surrender date and/or surrender penalty free withdrawal date to the specified date; minus

o any amounts transferred from the fixed account to the separate account, plus accrued interest on those amounts since the date of the transfer; and minus

o any transfer fees or other charges allocated to the fixed account, plus accrued interest on those amounts since the date they were deducted.

FIXED ACCOUNT INTEREST RATES

The net premium you allocate to the fixed account will accrue interest from the valuation date on which we allocate it to the fixed account. Interest is credited monthly on each monthly policy date. The guaranteed minimum interest rate for the fixed account for all policy years is 4% per year. We may declare an interest rate that is higher than the guaranteed minimum interest rate at any time before the policy anniversary nearest age 100. YOU BEAR THE RISK THAT WE WILL NOT DECLARE AN INTEREST HIGHER THAN 4% PER YEAR. We will never declare an interest rate is that is lower than the guaranteed minimum interest rate. We may change the declared interest rate at any time without notice. Beginning on the policy anniversary nearest age 100, the accumulation value in the fixed account will accrue interest at the guaranteed minimum interest rate. TRANSFERS FROM THE FIXED ACCOUNT


Except with our consent, transfers from the fixed account will be limited as follows:

o    at least 90 days must elapse between transfers from the fixed account; and

o the maximum amount which may be transferred is the greater of 25% of the portion of the accumulation value in the fixed account or the amount of the last transfer from the fixed account.


These limitations do not apply to transfers in connection with automatic account rebalancing or from the loan account due to loan repayments. The portion of the accumulation value in the fixed account excludes the amounts, if any, in the loan account.


We will make the transfer on the day we receive your transfer request in good order. If the day we receive your transfer request is not a valuation date, we will make the transfer on the next following valuation date.

APPENDIX B

SETTLEMENT OPTIONS

BENEFIT PAYMENT OPTIONS


When the insured dies while the policy is in force, we will pay the death benefit in a lump sum unless you or the beneficiary choose a settlement option. You may choose a settlement option while the insured is living. You may also choose one of these options as a method of receiving any surrender proceeds that are available under the policy. The beneficiary may choose a benefit option after the insured has died. The beneficiary's right to choose will be subject to any benefit payment option restrictions in effect at the insured's death.

Settlement options are obligations of and are paid from our general account and are not based on the investment experience of the separate account.


When we receive a satisfactory written request, we will pay the benefit according to one of these options:

OPTION A: INSTALLMENTS FOR A GUARANTEED PERIOD. We will pay equal installments for a guaranteed period of from one to thirty years. Each installment will consist of part benefit and part interest. We will pay the installments monthly, quarterly, semi-annually or annually, as requested.

OPTION B: INSTALLMENTS FOR LIFE WITH A GUARANTEED PERIOD. We will pay equal monthly installments as long as the designated individual is living, but we will not make payments for less than the guaranteed period the payee chooses. The guaranteed period may be either 10 years or 20 years. We will pay the installments monthly.


OPTION C: BENEFIT DEPOSITED WITH INTEREST. We will hold the benefit on deposit. It will earn interest at the annual interest rate we are paying as of the date of the insured's death or the date you surrender the policy. We will not pay less than 2 1/2% annual interest. We will pay the earned interest monthly, quarterly, semi-annually or annually, as requested. The payee may withdraw part or all of the benefit and earned interest at any time.


OPTION D: INSTALLMENTS OF A SELECTED AMOUNT. We will pay installments of a selected amount until we have paid the entire benefit and accumulated interest.


OPTION E: ANNUITY. We will use the benefit as a single payment to buy an annuity. The annuity may be payable based on the life of one or two designated individuals. It may be payable for life with or without a guaranteed period, as requested. The annuity payment will not be less than payments available under our then current annuity contracts.


GENERAL

The payee may arrange any other method of benefit payment as long as we agree to it. There must be at least $10,000 available for any option and the amount of each installment must be at least $100. If the benefit amount is not enough to meet these requirements, we will pay the benefit in a lump sum.


Installments that depend on the designated individual's age are based on his or her age nearest birthday on the date of the insured's death or the date you surrender the policy. If the death benefit is payable, the settlement option will start on the date of the insured's death. If you surrender the policy, the settlement option will start on the date we receive your written surrender request.

We will pay the first installment under any option on the date the option starts. Any unpaid balance we hold under Options A, B or D will earn interest at the rate we are paying at the time of settlement. We will not pay less than 3% annual interest.

If the payee does not live to receive all guaranteed payments under Options A, B or D or any amount deposited under Option C, plus any accumulated interest, we will pay the remaining benefit as scheduled to the payee's estate. If the payee does not live to receive all guaranteed payments under Option E, we will pay the remaining benefit as scheduled to the payee's estate. The payee may name and change a successor payee for any amount we would otherwise pay the payee's estate.

APPENDIX C

ILLUSTRATIONS OF
DEATH BENEFIT, ACCUMULATION VALUES
AND ACCUMULATED PREMIUMS

The following tables illustrate the way in which a policy's death benefit and accumulation value could vary over an extended period.

ASSUMPTIONS


The tables illustrate a policy issued to a male, age 45, under a preferred underwriting class and qualifying for the non-smoker rates. One set of tables illustrates the Option 1 (level) Death Benefit Option; another set illustrates the Option 2 (plus) Death Benefit Option; and the last set illustrates the Option 3 (plus premium) Death Benefit Option. In each case, one table illustrates the guaranteed monthly deduction rates and the other table illustrates the current cost of insurance rates as presently in effect.

The tables assume that no layers have been added to the policy; that no policy loan has been made; that you have not requested a decrease in the face amount; that no partial surrenders have been made; and that no transfers above 18 have been made in any policy year (so that no related transaction or transfer charges have been incurred). The tables assume that no riders are in effect on the policy.

The tables assume that a $4,500 premium is paid at the beginning of each policy year and that all premiums are allocated to and remain in the separate account for the entire period shown. The tables are based on hypothetical gross investment rates of return for the portfolios (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rates of 0%, 6%, and 12%. The tables also shown the amount that would accumulate if premiums accumulated at 5% interest.

The accumulation values and death benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual policy years. The values also would be different depending on the allocation of the policy's total accumulation value among the sub-accounts if the actual rates of return averaged 0%, 6, or 12%, but the rates of each portfolio varied above and below such averages.


DEDUCTIONS FOR CHARGES

The amounts shown for the death proceeds and accumulation values take into account:

1.   an administrative charge deducted from each premium; and

2.    the monthly deductions.


The administrative charge is 7% of each premium payment.


The amounts shown for the death proceeds and the accumulation values also take into account the daily charge against the sub-accounts for mortality and expense risks equivalent to 0.25% on an annual basis.

EXPENSES OF THE PORTFOLIOS


The amounts shown in the tables also take into account the portfolio management fees and operating expenses, which are assumed to be at an annual rate of 0.91% of the average daily net assets of the portfolios. The rate of 0.91% is the simple average of the total portfolio annual expenses for all of the portfolios as shown in the Portfolio Expenses table in the prospectus and takes into account expense reimbursement arrangements. The fees and expenses of each portfolio vary, and, in 1999, ranged from an annual rate of 0.60% to an annual rate of 1.79% of average daily net assets. Some of these expenses reflect expense waivers or reimbursements by the portfolios' advisers as discussed in Note (1) to the Portfolio Expenses table. Without these expense waivers or reimbursements, if applicable, the expenses for those portfolios would be higher and the simple average would have been at the annual rate of 1.05% of average daily net assets. As discussed in Note (1) to the Portfolio Expenses Table, such waivers or reimbursements are expected to continue for 2001. The fees and expenses associated with the policy may be more or less than 0.91% in the aggregate, depending upon how you make allocations of the accumulation value among the sub-accounts. For more information on portfolio expenses, see the Portfolio Expenses Table in this prospectus and the prospectuses for the portfolios.


NET ANNUAL RATES OF INVESTMENT

Taking into account the separate account mortality and expense risk charge of 0.25%, and the assumed 0.91% charge for portfolio management fees and operating expenses, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -1.16%, 4.84% AND 10.84%, respectively.


Upon request, we will provide a comparable illustration based upon the proposed insured's age and underwriting classification, the premium amount and the allowable requested face amount.



                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY


                             SEPARATE ACCOUNT VUL-5

                         VARIABLE UNIVERSAL LIFE POLICY


                                                                                     Male, Non-Tobacco User, Age 45
                                                                                              Face Amount: $500,000

                                                                                            Death Benefit: Option 1

                  BASED ON CURRENT MONTHLY DEDUCTIONS (WITHOUT RIDERS) AND ADMINISTRATIVE CHARGE,
                            AND PORTFOLIO EXPENSES AND MORTALITY & EXPENSE RISK CHARGE

----------- ----------- ------------------------------------- ------------------------------------- -------------------------------
             Premiums             Hypothetical 0%                       Hypothetical 6%                       Hypothetical 12%
             Paid Plus         Gross Investment Return               Gross Investment Return               Gross Investment Return
                               -----------------------               -----------------------               -----------------------
             Interest


Policy    At 5% Per   Net Cash   Accumulation     Death     Net Cash   Accumulation     Death     Net Cash   Accumulation     Death
Year       Year       Value        Value        Benefit     Value        Value        Benefit      Value       Value        Benefit
----       ----       -----        -----        -------     -----        -----        -------      -----       -----        -------

 1       $4,725        $0         $3,119      $500,000       $0         $3,337       $500,000      $0         $3,556      $500,000
 2       $9,686        $0         $6,204      $500,000       $0         $6,841       $500,000      $0         $7,505      $500,000
 3       $14,896       $0         $9,168      $500,000       $0        $10,426       $500,000      $0        $11,792      $500,000
 4       $20,365       $0        $12,008      $500,000       $0        $14,094       $500,000    $1,651      $16,451      $500,000
 5       $26,109     $2,465      $14,765      $500,000     $5,589      $17,889       $500,000    $9,265      $21,565      $500,000

 6       $32,139     $7,557      $17,407      $500,000    $11,934      $21,784       $500,000    $17,300     $27,150      $500,000
 7       $38,471    $12,550      $19,950      $500,000    $18,400      $25,800       $500,000    $25,874     $33,274      $500,000
 8       $45,120    $17,464      $22,364      $500,000    $25,010      $29,910       $500,000    $35,065     $39,965      $500,000
 9       $52,101    $22,219      $24,669      $500,000    $31,692      $34,142       $500,000    $44,858     $47,308      $500,000
10       $59,431    $26,797      $26,797      $500,000    $38,430      $38,430       $500,000    $55,306     $55,306      $500,000

11       $67,127    $28,989      $28,989      $500,000    $43,028      $43,028       $500,000    $64,296     $64,296      $500,000
12       $75,208    $30,858      $30,858      $500,000    $47,553      $47,553       $500,000    $73,978     $73,978      $500,000
13       $83,694    $32,511      $32,511      $500,000    $52,115      $52,115       $500,000    $84,552     $84,552      $500,000
14       $92,604    $33,911      $33,911      $500,000    $56,677      $56,677       $500,000    $96,090     $96,090      $500,000
15      $101,959    $35,144      $35,144      $500,000    $61,327      $61,327       $500,000   $108,788     $108,788     $500,000

16      $111,782    $36,216      $36,216      $500,000    $66,076      $66,076       $500,000   $122,792     $122,792     $500,000
17      $122,096    $37,092      $37,092      $500,000    $70,897      $70,897       $500,000   $138,228     $138,228     $500,000
18      $132,926    $37,811      $37,811      $500,000    $75,834      $75,834       $500,000   $155,303     $155,303     $500,000
19      $144,297    $38,339      $38,339      $500,000    $80,861      $80,861       $500,000   $174,188     $174,188     $500,000
20      $156,237    $38,657      $38,657      $500,000    $85,972      $85,972       $500,000   $195,095     $195,095     $500,000


                                                                                               ---------- --------------- ----------
Age 60   $101,959    $35,144      $35,144      $500,000    $61,327      $61,327       $500,000   $108,788     $108,788     $500,000
Age 65   $156,237    $38,657      $38,657      $500,000    $85,972      $85,972      $500,000   $195,095      $195,095     $500,000
Age 70   $225,511    $35,467      $35,467      $500,000   $111,542      $111,542     $500,000   $339,019      $339,019     $484,797
Age 75   $313,924    $17,588      $17,588      $500,000   $131,714      $131,714     $500,000   $572,500      $572,500     $801,500
----------------- ---------- --------------- ---------- ---------- --------------- ---------- ---------- --------------- ----------

(1)  Assumes a $4,500  premium is paid at the  beginning  of each  policy  year.
Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient accumulation value or net cash value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. The death benefit, accumulation value, and net cash value for a policy would be different from those shown if actual gross rates of return averaged 0%, 6%, or 12 % over a period of years but fluctuated above or below those averages for individual policy years. They would also be different if any partial surrenders or policy loans were made.




                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VUL-5
                         VARIABLE UNIVERSAL LIFE POLICY

                                                                                     Male, Non-Tobacco User, Age 45
                                                                                              Face Amount: $500,000
                                                                                            Death Benefit: Option 1

                BASED ON GUARANTEED MONTHLY DEDUCTIONS (WITHOUT RIDERS) AND ADMINISTRATIVE CHARGE,
                            AND PORTFOLIO EXPENSES AND MORTALITY & EXPENSE RISK CHARGE

--- ----------- ------------------------------------- ------------------------------------- -------------------------------------
             Premiums             Hypothetical 0%                       Hypothetical 6%                       Hypothetical 12%
             Paid Plus         Gross Investment Return               Gross Investment Return               Gross Investment Return
                               -----------------------               -----------------------               -----------------------
             Interest


Policy     At 5% Per   Net Cash   Accumulation     Death     Net Cash   Accumulation     Death     Net Cash   Accumulation     Death
Year        Year        Value        Value       Benefit     Value        Value        Benefit      Value       Value        Benefit
----        ----        -----        -----       -------     -----        -----        -------      -----       -----        -------

 1        $4,725        $0         $3,119      $500,000       $0         $3,337       $500,000      $0         $3,556      $500,000
 2        $9,686        $0         $6,204      $500,000       $0         $6,841       $500,000      $0         $7,505      $500,000
 3        $14,896       $0         $9,168      $500,000       $0        $10,426       $500,000      $0        $11,792      $500,000
 4        $20,365       $0         $12,008     $500,000       $0        $14,094       $500,000    $1,651      $16,451      $500,000
 5        $26,109     $2,465       $14,765     $500,000     $5,589      $17,889       $500,000    $9,265      $21,565      $500,000

 6        $32,139     $7,557       $17,407     $500,000    $11,934      $21,784       $500,000    $17,300     $27,150      $500,000
 7        $38,471     $12,550      $19,950     $500,000    $18,400      $25,800       $500,000    $25,874     $33,274      $500,000
 8        $45,120     $17,464      $22,364     $500,000    $25,010      $29,910       $500,000    $35,065     $39,965      $500,000
 9        $52,101     $22,219      $24,669     $500,000    $31,692      $34,142       $500,000    $44,858     $47,308      $500,000
10        $59,431     $26,797      $26,797     $500,000    $38,430      $38,430       $500,000    $55,306     $55,306      $500,000

11        $67,127     $26,246      $26,246     $500,000    $40,263      $40,263       $500,000    $61,548     $61,548      $500,000
12        $75,208     $25,227      $25,227     $500,000    $41,725      $41,725       $500,000    $68,048     $68,048      $500,000
13        $83,694     $23,805      $23,805     $500,000    $42,867      $42,867       $500,000    $74,925     $74,925      $500,000
14        $92,604     $21,945      $21,945     $500,000    $43,641      $43,641       $500,000    $82,205     $82,205      $500,000
15       $101,959     $19,588      $19,588     $500,000    $43,968      $43,968       $500,000    $89,900     $89,900      $500,000

16       $111,782     $16,670      $16,670     $500,000    $43,768      $43,768       $500,000    $98,024     $98,024      $500,000
17       $122,096     $13,123      $13,123     $500,000    $42,947      $42,947       $500,000   $106,595     $106,595     $500,000
18       $132,926     $8,848       $8,848      $500,000    $41,377      $41,377       $500,000   $115,619     $115,619     $500,000
19       $144,297     $3,725       $3,725      $500,000    $38,907      $38,907       $500,000   $125,096     $125,096     $500,000
20       $156,237       $0           $0        $500,000    $35,363      $35,363       $500,000   $135,032     $135,032     $500,000

Age 60   $101,959     $19,588      $19,588     $500,000    $43,968      $43,968       $500,000    $89,900     $89,900      $500,000

         -----------------------------------------------------------------------------------------------------------------

Age 65   $156,237       $0           $0        $500,000    $35,363      $35,363       $500,000   $135,032     $135,032     $500,000

      -----------------------------------------------------------------------------------------------------------------------------

Age 70   $225,511       $0           $0           $0          $0           $0            $0      $193,111     $193,111     $500,000

         ------------------------------------------------------------------------------------------------------------------------

Age 75   $313,924      $0            $0           $0         $0            $0           $0      $271,913      $271,913     $500,000

---------------- ---------- --------------- ---------- ---------- --------------- ---------- ---------- --------------- ----------







(1) Assumes a $4,500 premium is paid at the beginning of each policy year.
Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient accumulation value or net cash value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. The death benefit, accumulation value, and net cash value for a policy would be different from those shown if actual gross rates of return averaged 0%, 6%, or 12 % over a period of years but fluctuated above or below those averages for individual policy years. They would also be different if any partial surrenders or policy loans were made.






                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                                              SEPARATE ACCOUNT VUL-5

                         VARIABLE UNIVERSAL LIFE POLICY

                                                                                     Male, Non-Tobacco User, Age 45
                                                                                              Face Amount: $500,000
                                                                                            Death Benefit: Option 2

                  BASED ON CURRENT MONTHLY DEDUCTIONS (WITHOUT RIDERS) AND ADMINISTRATIVE CHARGE,
                            AND PORTFOLIO EXPENSES AND MORTALITY & EXPENSE RISK CHARGE

----------- ----------- --------------------------------------------------------------------- -------------------------------------
             Premiums             Hypothetical 0%                       Hypothetical 6%                       Hypothetical 12%
             Paid Plus         Gross Investment Return               Gross Investment Return               Gross Investment Return
                               -----------------------               -----------------------               -----------------------
             Interest

Policy    At 5% Per   Net Cash    Accumulation     Death    Net Cash    Accumulation     Death    Net Cash    Accumulation     Death
Year        Year       Value        Value        Benefit     Value        Value        Benefit     Value        Value        Benefit
----        ----       -----        -----        -------     -----        -----        -------     -----        -----        -------

1         $4,725       $0          $3,117      $503,117      $0          $3,335      $503,335      $0          $3,553      $503,553
2         $9,686       $0          $6,197      $506,197      $0          $6,833      $506,833      $0          $7,497      $507,497
3        $14,896       $0          $9,152      $509,152      $0         $10,409      $510,409      $0         $11,772      $511,772
4        $20,365       $0         $11,979      $511,979      $0         $14,059      $514,059    $1,610       $16,410      $516,410
5        $26,109     $2,418       $14,718      $514,718    $5,530       $17,830      $517,830    $9,193       $21,493      $521,493

6        $32,139     $7,486       $17,336      $517,336    $11,842      $21,692      $521,692    $17,182      $27,032      $527,032
7        $38,471     $12,449      $19,849      $519,849    $18,263      $25,663      $525,663    $25,692      $33,092      $533,092
8        $45,120     $17,323      $22,223      $522,223    $24,814      $29,714      $529,714    $34,792      $39,692      $539,692
9        $52,101     $22,031      $24,481      $524,481    $31,418      $33,868      $533,868    $44,463      $46,913      $546,913
10       $59,431     $26,548      $26,548      $526,548    $38,054      $38,054      $538,054    $54,742      $54,742      $554,742

11       $67,127     $28,662      $28,662      $528,662    $42,516      $42,516      $542,516    $63,495      $63,495      $563,495
12       $75,208     $30,435      $30,435      $530,435    $46,864      $46,864      $546,864    $72,854      $72,854      $572,854
13       $83,694     $31,973      $31,973      $531,973    $51,201      $51,201      $551,201    $82,999      $82,999      $582,999
14       $92,604     $33,235      $33,235      $533,235    $55,482      $55,482      $555,482    $93,970      $93,970      $593,970
15       $101,959    $34,313      $34,313      $534,313    $59,795      $59,795      $559,795   $105,950      $105,950     $605,950

16       $111,782    $35,215      $35,215      $535,215    $64,148      $64,148      $564,148   $119,054      $119,054     $619,054
17       $122,096    $35,903      $35,903      $535,903    $68,501      $68,501      $568,501   $133,362      $133,362     $633,362
18       $132,926    $36,419      $36,419      $536,419    $72,896      $72,896      $572,896   $149,046      $149,046     $649,046
19       $144,297    $36,725      $36,725      $536,725    $77,293      $77,293      $577,293   $166,214      $166,214     $666,214
20       $156,237    $36,803      $36,803      $536,803    $81,671      $81,671      $581,671   $185,005      $185,005     $685,005

Age 60   $101,959    $34,313      $34,313      $534,313    $59,795      $59,795      $559,795   $105,950      $105,950     $605,950
Age 65   $156,237    $36,803      $36,803      $536,803    $81,671      $81,671      $581,671   $185,005      $185,005     $685,005
Age 70   $225,511    $32,073      $32,073      $532,073   $101,292      $101,292     $601,292   $308,028      $308,028     $808,028
Age 75   $313,924    $12,270      $12,270      $512,270   $108,427      $108,427     $608,427   $493,406      $493,406     $993,406
------ ----------- ---------- --------------- ---------- ---------- --------------- ---------- ---------- --------------- ----------


(1)  Assumes a $4,500 premium is paid at the beginning of each policy year.
     Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient accumulation value or net cash value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. The death benefit, accumulation value, and net cash value for a policy would be different from those shown if actual gross rates of return averaged 0%, 6%, or 12 % over a period of years but fluctuated above or below those averages for individual policy years. They would also be different if any partial surrenders or policy loans were made.




                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                                              SEPARATE ACCOUNT VUL-5
                         VARIABLE UNIVERSAL LIFE POLICY

                                                                                     Male, Non-Tobacco User, Age 45
                                                                                              Face Amount: $500,000
                                                                                            Death Benefit: Option 2

                BASED ON GUARANTEED MONTHLY DEDUCTIONS (WITHOUT RIDERS) AND ADMINISTRATIVE CHARGE,
                            AND PORTFOLIO EXPENSES AND MORTALITY & EXPENSE RISK CHARGE

----- ----------- ------------------------------------- ------------------------------------- -------------------------------------
             Premiums             Hypothetical 0%                       Hypothetical 6%                       Hypothetical 12%
             Paid Plus         Gross Investment Return               Gross Investment Return               Gross Investment Return
                               -----------------------               -----------------------               -----------------------
             Interest

Policy    At 5% Per   Net Cash    Accumulation     Death    Net Cash    Accumulation     Death    Net Cash    Accumulation     Death
Year        Year       Value        Value        Benefit     Value        Value        Benefit     Value        Value        Benefit
----        ----       -----        -----        -------     -----        -----        -------     -----        -----        -------

1         $4,725       $0          $3,117      $503,117      $0          $3,335      $503,335      $0          $3,553      $503,553
2         $9,686       $0          $6,197      $506,197      $0          $6,833      $506,833      $0          $7,497      $507,497
3        $14,896       $0          $9,152      $509,152      $0         $10,409      $510,409      $0         $11,772      $511,772
4        $20,365       $0         $11,979      $511,979      $0         $14,059      $514,059    $1,610       $16,410      $516,410
5        $26,109     $2,418       $14,718      $514,718    $5,530       $17,830      $517,830    $9,193       $21,493      $521,493

6        $32,139     $7,486       $17,336      $517,336    $11,842      $21,692      $521,692    $17,182      $27,032      $527,032
7        $38,471     $12,449      $19,849      $519,849    $18,263      $25,663      $525,663    $25,692      $33,092      $533,092
8        $45,120     $17,323      $22,223      $522,223    $24,814      $29,714      $529,714    $34,792      $39,692      $539,692
9        $52,101     $22,031      $24,481      $524,481    $31,418      $33,868      $533,868    $44,463      $46,913      $546,913
10       $59,431     $26,548      $26,548      $526,548    $38,054      $38,054      $538,054    $54,742      $54,742      $554,742

11       $67,127     $25,776      $25,776      $525,776    $39,536      $39,536      $539,536    $60,422      $60,422      $560,422
12       $75,208     $24,522      $24,522      $524,522    $40,580      $40,580      $540,580    $66,191      $66,191      $566,191
13       $83,694     $22,855      $22,855      $522,855    $41,233      $41,233      $541,233    $72,129      $72,129      $572,129
14       $92,604     $20,745      $20,745      $520,745    $41,440      $41,440      $541,440    $78,220      $78,220      $578,220
15       $101,959    $18,138      $18,138      $518,138    $41,119      $41,119      $541,119    $84,415      $84,415      $584,415

16       $111,782    $14,980      $14,980      $514,980    $40,182      $40,182      $540,182    $90,664      $90,664      $590,664
17       $122,096    $11,213      $11,213      $511,213    $38,533      $38,533      $538,533    $96,902      $96,902      $596,902
18       $132,926    $6,754        $6,754      $506,754    $36,045      $36,045      $536,045   $103,033      $103,033     $603,033
19       $144,297    $1,507        $1,507      $501,507    $32,569      $32,569      $532,569   $108,935      $108,935     $608,935
20       $156,237      $0            $0           $0       $27,946      $27,946      $527,946   $114,467      $114,467     $614,467

Age 60   $101,959    $18,138      $18,138      $518,138    $41,119      $41,119      $541,119    $84,415      $84,415      $584,415
Age 65   $156,237      $0            $0           $0       $27,946      $27,946      $527,946   $114,467      $114,467     $614,467
Age 70   $225,511      $0            $0           $0         $0            $0           $0      $131,154      $131,154     $631,154
Age 75   $313,924      $0            $0           $0         $0            $0           $0      $103,776      $103,776     $603,776
----------------- ---------- --------------- ---------- ---------- --------------- ---------- ---------- --------------- ----------


(1)




(1)  Assumes a $4,500  premium is paid at the  beginning  of each  policy  year.
Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient accumulation value or net cash value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. The death benefit, accumulation value, and net cash value for a policy would be different from those shown if actual gross rates of return averaged 0%, 6%, or 12 % over a period of years but fluctuated above or below those averages for individual policy years. They would also be different if any partial surrenders or policy loans were made.




                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                                              SEPARATE ACCOUNT VUL-5
                         VARIABLE UNIVERSAL LIFE POLICY

                                                                                     Male, Non-Tobacco User, Age 45
                                                                                              Face Amount: $500,000
                                                                                            Death Benefit: Option 3

                  BASED ON CURRENT MONTHLY DEDUCTIONS (WITHOUT RIDERS) AND ADMINISTRATIVE CHARGE,
                            AND PORTFOLIO EXPENSES AND MORTALITY & EXPENSE RISK CHARGE

----------- ----------- ------------------------------------- ------------------------------- -------------------------------------
             Premiums             Hypothetical 0%                       Hypothetical 6%                       Hypothetical 12%
             Paid Plus         Gross Investment Return               Gross Investment Return               Gross Investment Return
                               -----------------------               -----------------------               -----------------------
             Interest

Policy    At 5% Per   Net Cash    Accumulation     Death    Net Cash    Accumulation     Death    Net Cash    Accumulation     Death
Year        Year       Value        Value        Benefit     Value        Value        Benefit     Value        Value        Benefit
----        ----       -----        -----        -------     -----        -----        -------     -----        -----        -------

1         $4,725       $0          $3,116      $504,500      $0          $3,334      $504,500      $0          $3,553      $504,500
2         $9,686       $0          $6,195      $509,000      $0          $6,831      $509,000      $0          $7,495      $509,000
3        $14,896       $0          $9,147      $513,500      $0         $10,404      $513,500      $0         $11,769      $513,500
4        $20,365       $0         $11,968      $518,000      $0         $14,051      $518,000    $1,604       $16,404      $518,000
5        $26,109     $2,399       $14,699      $522,500    $5,516       $17,816      $522,500    $9,185       $21,485      $522,500

6        $32,139     $7,455       $17,305      $527,000    $11,819      $21,669      $527,000    $17,172      $27,022      $527,000
7        $38,471     $12,402      $19,802      $531,500    $18,230      $25,630      $531,500    $25,681      $33,081      $531,500
8        $45,120     $17,254      $22,154      $536,000    $24,768      $29,668      $536,000    $34,785      $39,685      $536,000
9        $52,101     $21,934      $24,384      $540,500    $31,357      $33,807      $540,500    $44,464      $46,914      $540,500
10       $59,431     $26,414      $26,414      $545,000    $37,974      $37,974      $545,000    $54,761      $54,761      $545,000

11       $67,127     $28,476      $28,476      $549,500    $42,412      $42,412      $549,500    $63,549      $63,549      $549,500
12       $75,208     $30,181      $30,181      $554,000    $46,731      $46,731      $554,000    $72,967      $72,967      $554,000
13       $83,694     $31,631      $31,631      $558,500    $51,035      $51,035      $558,500    $83,206      $83,206      $558,500
14       $92,604     $32,781      $32,781      $563,000    $55,274      $55,274      $563,000    $94,318      $94,318      $563,000
15       $101,959    $33,723      $33,723      $567,500    $59,541      $59,541      $567,500   $106,498      $106,498     $567,500

16       $111,782    $34,462      $34,462      $572,000    $63,841      $63,841      $572,000   $119,877      $119,877     $572,000
17       $122,096    $34,955      $34,955      $576,500    $68,135      $68,135      $576,500   $134,560      $134,560     $576,500
18       $132,926    $35,243      $35,243      $581,000    $72,463      $72,463      $581,000   $150,742      $150,742     $581,000
19       $144,297    $35,280      $35,280      $585,500    $76,786      $76,786      $585,500   $168,565      $168,565     $585,500
20       $156,237    $35,043      $35,043      $590,000    $81,081      $81,081      $590,000   $188,214      $188,214     $590,000

Age 60   $101,959    $33,723      $33,723      $567,500    $59,541      $59,541      $567,500   $106,498      $106,498     $567,500
Age 65   $156,237    $35,043      $35,043      $590,000    $81,081      $81,081      $590,000   $188,214      $188,214     $590,000
Age 70   $225,511    $27,523      $27,523      $612,500   $100,054      $100,054     $612,500   $321,379      $321,379     $612,500
Age 75   $313,924      $81          $81        $635,000   $105,197      $105,197     $635,000   $541,138      $541,138     $757,594
----------------- ---------- --------------- ---------- ---------- --------------- ---------- ---------- --------------- ----------


(1)




(1)  Assumes a $4,500 premium is paid at the beginning of each policy year.
     Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient accumulation value or net cash value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. The death benefit, accumulation value, and net cash value for a policy would be different from those shown if actual gross rates of return averaged 0%, 6%, or 12 % over a period of years but fluctuated above or below those averages for individual policy years. They would also be different if any partial surrenders or policy loans were made.




                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VUL-5
                         VARIABLE UNIVERSAL LIFE POLICY

                                                                                     Male, Non-Tobacco User, Age 45
                                                                                              Face Amount: $500,000
                                                                                            Death Benefit: Option 3

                BASED ON GUARANTEED MONTHLY DEDUCTIONS (WITHOUT RIDERS) AND ADMINISTRATIVE CHARGE,
                            AND PORTFOLIO EXPENSES AND MORTALITY & EXPENSE RISK CHARGE

----------- ----------- ------------------------------------- ------------------------------------- -------------------------------
             Premiums             Hypothetical 0%                       Hypothetical 6%                       Hypothetical 12%
             Paid Plus         Gross Investment Return               Gross Investment Return               Gross Investment Return
                               -----------------------               -----------------------               -----------------------
             Interest

Policy    At 5% Per   Net Cash    Accumulation     Death    Net Cash    Accumulation     Death    Net Cash    Accumulation     Death
Year        Year       Value        Value        Benefit     Value        Value        Benefit     Value        Value        Benefit
----        ----       -----        -----        -------     -----        -----        -------     -----        -----        -------

1         $4,725       $0          $3,116      $504,500      $0          $3,334      $504,500      $0          $3,553      $504,500
2         $9,686       $0          $6,195      $509,000      $0          $6,831      $509,000      $0          $7,495      $509,000
3        $14,896       $0          $9,147      $513,500      $0         $10,404      $513,500      $0         $11,769      $513,500
4        $20,365       $0         $11,968      $518,000      $0         $14,051      $518,000    $1,604       $16,404      $518,000
5        $26,109     $2,399       $14,699      $522,500    $5,516       $17,816      $522,500    $9,185       $21,485      $522,500

6        $32,139     $7,455       $17,305      $527,000    $11,819      $21,669      $527,000    $17,172      $27,022      $527,000
7        $38,471     $12,402      $19,802      $531,500    $18,230      $25,630      $531,500    $25,681      $33,081      $531,500
8        $45,120     $17,254      $22,154      $536,000    $24,768      $29,668      $536,000    $34,785      $39,685      $536,000
9        $52,101     $21,934      $24,384      $540,500    $31,357      $33,807      $540,500    $44,464      $46,914      $540,500
10       $59,431     $26,414      $26,414      $545,000    $37,974      $37,974      $545,000    $54,761      $54,761      $545,000

11       $67,127     $25,478      $25,478      $549,500    $39,384      $39,384      $549,500    $60,528      $60,528      $549,500
12       $75,208     $23,997      $23,997      $554,000    $40,315      $40,315      $554,000    $66,413      $66,413      $554,000
13       $83,694     $22,023      $22,023      $558,500    $40,802      $40,802      $558,500    $72,505      $72,505      $558,500
14       $92,604     $19,510      $19,510      $563,000    $40,776      $40,776      $563,000    $78,798      $78,798      $563,000
15       $101,959    $16,380      $16,380      $567,500    $40,132      $40,132      $567,500    $85,256      $85,256      $567,500

16       $111,782    $12,550      $12,550      $572,000    $38,756      $38,756      $572,000    $91,843      $91,843      $572,000
17       $122,096    $7,927        $7,927      $576,500    $36,517      $36,517      $576,500    $98,512      $98,512      $576,500
18       $132,926    $2,382        $2,382      $581,000    $33,240      $33,240      $581,000   $105,190      $105,190     $581,000
19       $144,297      $0            $0           $0       $28,716      $28,716      $585,500   $111,777      $111,777     $585,500
20       $156,237      $0            $0           $0       $22,702      $22,702      $590,000   $118,159      $118,159     $590,000

Age 60   $101,959    $16,380      $16,380      $567,500    $40,132      $40,132      $567,500    $85,256      $85,256      $567,500
Age 65   $156,237      $0            $0           $0       $22,702      $22,702      $590,000   $118,159      $118,159     $590,000
Age 70   $225,511      $0            $0           $0         $0            $0           $0      $142,395      $142,395     $612,500
Age 75   $313,924      $0            $0           $0         $0            $0           $0      $127,295      $127,295     $635,000
------ ----------- ---------- --------------- ---------- ---------- --------------- ---------- ---------- --------------- ----------

(1) Assumes a $4,500 premium is paid at the beginning of each policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient accumulation value or net cash value.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. The death benefit, accumulation value, and net cash value for a policy would be different from those shown if actual gross rates of return averaged 0%, 6%, or 12 % over a period of years but fluctuated above or below those averages for individual policy years. They would also be different if any partial surrenders or policy loans were made.




APPENDIX D

DEATH BENEFIT FACTORS

Applies during required premium period.

 ATTAINED        MALE        MALE        FEMALE      FEMALE         ATTAINED       MALE         MALE        FEMALE       FEMALE
    AGE       NON-SMOKER    SMOKER     NON-SMOKER    SMOKER           AGE       NON-SMOKER     SMOKER     NON-SMOKER     SMOKER

    16           8.52        6.80         9.70        8.45             58          2.32         2.07         2.57         2.38
    17           8.25        6.59         9.39        8.17             59          2.27         2.03         2.50         2.32
    18           7.99        6.38         9.09        7.91             60          2.22         2.00         2.44         2.26
    19           7.74        6.19         8.79        7.65             61          2.17         1.96         2.37         2.21
    20           7.50        6.01         8.51        7.41             62          2.12         1.92         2.31         2.15
    21           7.27        5.84         8.23        7.18             63          2.07         1.89         2.26         2.11
    22           7.04        5.66         7.97        6.95             64          2.03         1.85         2.20         2.06
    23           6.81        5.49         7.71        6.73             65          1.99         1.82         2.15         2.02
    24           6.59        5.33         7.45        6.51             66          1.95         1.79         2.10         1.98
    25           6.38        5.16         7.21        6.30             67          1.92         1.76         2.06         1.94
    26           6.18        5.01         6.97        6.09             68          1.89         1.74         2.01         1.90
    27           5.98        4.86         6.74        5.90             69          1.86         1.71         1.97         1.85
    28           5.78        4.70         6.52        5.71             70          1.83         1.69         1.93         1.82
    29           5.59        4.56         6.30        5.53             71          1.80         1.67         1.89         1.79
    30           5.41        4.41         6.10        5.35             72          1.77         1.64         1.86         1.75
    31           5.23        4.28         5.90        5.18             73          1.74         1.61         1.82         1.72
    32           5.06        4.15         5.71        5.02             74          1.71         1.58         1.79         1.68
    33           4.90        4.02         5.52        4.87             75          1.68         1.55         1.76         1.65
    34           4.74        3.90         5.35        4.72             76          1.66         1.53         1.73         1.62
    35           4.58        3.78         5.17        4.57             77          1.63         1.50         1.70         1.59
    36           4.44        3.67         5.01        4.43             78          1.61         1.47         1.68         1.57
    37           4.29        3.56         4.85        4.30             79          1.59         1.45         1.65         1.54
    38           4.15        3.45         4.69        4.17             80          1.57         1.43         1.63         1.51
    39           4.02        3.35         4.55        4.04             81          1.51         1.39         1.57         1.47
    40           3.89        3.26         4.40        3.92             82          1.47         1.35         1.52         1.42
    41           3.77        3.16         4.26        3.81             83          1.42         1.33         1.47         1.38
    42           3.65        3.07         4.13        3.70             84          1.38         1.31         1.42         1.36
    43           3.54        2.99         4.00        3.59             85          1.35         1.29         1.39         1.34
    44           3.43        2.90         3.88        3.48             86          1.34         1.27         1.36         1.31
    45           3.32        2.82         3.76        3.38             87          1.32         1.25         1.34         1.29
    46           3.22        2.75         3.64        3.28             88          1.30         1.23         1.32         1.26
    47           3.13        2.68         3.53        3.19             89          1.28         1.21         1.29         1.23
    48           3.04        2.61         3.43        3.10             90          1.24         1.19         1.25         1.20
    49           2.95        2.54         3.33        3.02             91          1.21         1.17         1.21         1.18
    50           2.86        2.48         3.23        2.94             92          1.18         1.15         1.18         1.15
    51           2.78        2.42         3.13        2.86             93          1.14         1.13         1.15         1.13
    52           2.71        2.36         3.04        2.78             94          1.11         1.11         1.12         1.12
    53           2.63        2.31         2.96        2.71             95          1.10         1.10         1.10         1.10
    54           2.57        2.26         2.87        2.63             96          1.09         1.09         1.09         1.09
    55           2.50        2.21         2.79        2.56             97          1.07         1.07         1.07         1.07
    56           2.44        2.16         2.71        2.50             98          1.06         1.06         1.06         1.06
    57           2.38        2.12         2.64        2.44









DEATH BENEFIT FACTORS

Applies after required premium period


 ATTAINED        MALE        MALE        FEMALE      FEMALE         ATTAINED       MALE         MALE        FEMALE       FEMALE
    AGE       NON-SMOKER    SMOKER     NON-SMOKER    SMOKER           AGE       NON-SMOKER     SMOKER     NON-SMOKER     SMOKER

    26           5.91        4.82         6.64        5.84             64          1.79         1.61         1.99         1.87
    27           5.72        4.67         6.43        5.65             65          1.74         1.58         1.93         1.83
    28           5.54        4.52         6.22        5.47             66          1.70         1.55         1.88         1.78
    29           5.36        4.38         6.01        5.29             67          1.66         1.52         1.83         1.74
    30           5.18        4.24         5.81        5.12             68          1.62         1.49         1.78         1.70
    31           5.01        4.10         5.62        4.95             69          1.58         1.47         1.74         1.66
    32           4.85        3.97         5.44        4.79             70          1.55         1.44         1.69         1.62
    33           4.69        3.84         5.26        4.63             71          1.52         1.42         1.65         1.59
    34           4.53        3.71         5.08        4.48             72          1.48         1.40         1.61         1.55
    35           4.38        3.59         4.91        4.34             73          1.45         1.37         1.57         1.52
    36           4.24        3.48         4.75        4.20             74          1.43         1.35         1.53         1.49
    37           4.10        3.37         4.59        4.06             75          1.40         1.33         1.50         1.46
    38           3.96        3.26         4.44        3.93             76          1.38         1.32         1.47         1.43
    39           3.83        3.16         4.30        3.81             77          1.35         1.30         1.43         1.40
    40           3.70        3.06         4.16        3.69             78          1.33         1.28         1.41         1.38
    41           3.58        2.96         4.02        3.57             79          1.31         1.27         1.38         1.35
    42           3.47        2.87         3.89        3.46             80          1.29         1.26         1.35         1.33
    43           3.35        2.79         3.77        3.36             81          1.27         1.24         1.33         1.31
    44           3.24        2.70         3.65        3.26             82          1.26         1.23         1.30         1.29
    45           3.14        2.62         3.53        3.16             83          1.24         1.22         1.28         1.27
    46           3.04        2.55         3.42        3.07             84          1.23         1.21         1.26         1.25
    47           2.94        2.47         3.32        2.98             85          1.21         1.20         1.24         1.23
    48           2.85        2.40         3.21        2.89             86          1.20         1.19         1.23         1.22
    49           2.76        2.34         3.11        2.81             87          1.19         1.18         1.21         1.20
    50           2.68        2.27         3.02        2.73             88          1.18         1.17         1.19         1.19
    51           2.59        2.21         2.92        2.66             89          1.17         1.16         1.18         1.18
    52           2.51        2.15         2.84        2.58             90          1.16         1.15         1.17         1.17
    53           2.44        2.09         2.75        2.51             91          1.15         1.14         1.15         1.15
    54           2.36        2.04         2.67        2.44             92          1.14         1.13         1.14         1.14
    55           2.29        1.99         2.59        2.38             93          1.12         1.12         1.13         1.13
    56           2.23        1.94         2.51        2.31             94          1.11         1.11         1.12         1.12
    57           2.16        1.89         2.44        2.25             95          1.10         1.10         1.10         1.10
    58           2.10        1.85         2.37        2.19             96          1.09         1.09         1.09         1.09
    59           2.04        1.80         2.30        2.14             97          1.07         1.07         1.07         1.07
    60           1.99        1.76         2.23        2.08             98          1.06         1.06         1.06         1.06
    61           1.93        1.72         2.17        2.03             99          1.04         1.04         1.04         1.04
    62           1.88        1.68         2.10        1.97            100          1.04         1.04         1.04         1.04
    63           1.83        1.65         2.04        1.92

For all attained ages after those shown, the death benefit factor is 1.04.

Exhibit  List

1.   (1)  Certified Copy of Resolution of Board of Directors
     (3)  (a) Form of Distribution Agreement
          (b) Form of Sales Agreement
     (5)  Forms of Contract and Riders
     (6)  Organizational documents
     (8)  Form of Participation Agreements
    (10)  Form of Application
    (11)  Procedures Memorandum
2. Form of Policy and Policy Riders.
3. Opinion of Counsel
6.    Actuarial Consent
8.      Powers of Attorney